UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION


    APPLICATION/DECLARATION ON FORM U-1 UNDER PUBLIC UTILITY
                   HOLDING COMPANY ACT OF 1935


                     C&T Enterprises, Inc.
                          RR 2, Box 17
                        Wysox, PA 18854.

       (Name of company filing this statement and address of principal executive office)


                             (NONE)
                     PARENT HOLDING COMPANY

                            See below
            (Name and address of agents for service)


           COPIES OF ANY PLEADINGS AND OTHER DOCUMENTS
                MAY BE SERVED UPON THE FOLLOWING








Robert Chappell, Esquire      Kenneth Zielonis, Esquire
van de Hiel & Chappell        STEVENS & LEE
14 South Main Street          Suite 310
P.O. Box 57                   208 North Third Street
Mansfield, PA 16933           P.O. Box 12090
                              Harrisburg, PA  17108-2090

                        TABLE OF CONTENTS


Item 1    DESCRIPTION OF ACQUISITION ..................... 1

     A.   Introduction ................................... 1

          1.   General Request ........................... 5
          2.   Overview of the Acquisition ............... 5

     B.   Description of the Parties to the Acquisition .. 9

          1.   General Description ....................... 9

               (a)  Tri-County ........................... 9
               (b)  Claverack ............................11
               (c)  C&T ..................................12
               (d)  Citizens'.............................13
               (e)  Wellsboro.............................14

          2.   Description of Facilities .................15

               (a)  Tri-County ...........................15

                    (i)  General .........................15
                    (ii) Electric Generating Facilities
                         and Resources ...................15
                   (iii) Electric Transmission and
                         Other Facilities ................16
                    (iv) Other ...........................19

               (b)  Claverack ............................20

                    (i)  General .........................20
                    (ii) Electric Generating Facilities
                         and Resources ...................20
                   (iii) Electric Transmission and
                         Other Facilities.................20
                    (iv) Other............................20

               (c)  Citizens'.............................21

                    (i)  General .........................21
                    (ii) Electric Generating Facilities
                         and Resources ...................21
                   (iii) Electric Transmission and
                         Other Facilities ................21
                    (iv) Other ...........................21

               (d)  Wellsboro ............................22

                    (i)  General .........................22
                    (ii) Electric Generating Facilities
                         and Resources ...................22
<PAGE 1>
                   (iii) Electric Transmission and
                         Other Facilities ................22
                    (iv) Other ...........................22

          3.   Nonutility Subsidiaries ...................23

               (a)  Tri-County ...........................23
               (b)  Claverack ............................23
               (c)  Citizens' ............................23
               (d)  Wellsboro ............................23

     C.   Description of the Acquisition .................23

          1.   Background and Negotiations Leading
               to the Acquisition ........................23
          2.   Acquisition Agreements ....................28

     D.   Benefit Plans ..................................30

     E.   Management and Operations of Citizens'
          Following the Mergers ..........................30

     F.   Industry Restructuring Initiatives .............31

Item 2    FEES, COMMISSIONS AND EXPENSES .................35

Item 3    APPLICABLE STATUTORY PROVISIONS ................36

     A.   Legal Analysis .................................36

          1.   Section 10(b) .............................40

               (a)  Section 10(b)(1) .....................40

                    (i)  Interlocking Relations ..........40
                    (ii) Concentration of Control ........41

               (b)  Section 10(b)(2) Fairness of
                    Consideration ........................48
               (c)  Section 10(b)(2) Reasonableness
                    of Fees ..............................49
               (d)  Section 10(b)(3) Capital Structure ...50

          2.   Section 10(c) .............................53

               (a)  Section 10(c)(1) .....................54
               (b)  Section 10(c)(2) .....................54

                    (i)  Efficiencies and Economies ......54
                    (ii) Integrated Public Utility
                         System ..........................59

          3.   Section 10(f) .............................71
<PAGE 2>

          4.   Section 3(a)(1) ...........................71

          5.   Section 3(a)(2) ...........................73

Item 4    REGULATORY APPROVALS ...........................75

          A.   Antitrust .................................75

          B.   State Public Utility Regulation ...........75

Item 5    PROCEDURE ......................................76

Item 6    EXHIBITS AND FINANCIAL STATEMENTS ..............77

Item 7    INFORMATION AS TO ENVIRONMENTAL EFFECTS ........78

Item 1    DESCRIPTION OF ACQUISITION

     A.   Introduction

          This Application/Declaration seeks approvals relating to the proposed acquisition of the stock of an investor-owned Pennsylvania public utility, Citizens' Electric Company, ("Citizens'"), by a recently formed holding company, C&T Enterprises, Inc., ("C&T"). Citizens' renders electric service solely in the Commonwealth of Pennsylvania. This newly created holding company was formed by two rural electric cooperatives organized and operating exclusively in the State of Pennsylvania, Tri-County Rural Electric Cooperative, Inc., ("Tri-County"), and Claverack Rural Electric Cooperative, Inc., ("Claverack"). Tri-County currently owns all the stock of an exempt holding company, Wilderness Area Utilities, Inc., ("Wilderness"). Both Tri-County and Wilderness were granted Section 3(a)(1) exemptions by the Commission as a result of a prior transaction. Tri-County Rural Electric Cooperative, Inc., et. al., HCAR No. 35-26167
(November 22, 1994). Wilderness' sole subsidiary is a Pennsylvania investor owned public utility, Wellsboro Electric Company, ("Wellsboro"). Following the acquisition, C&T will become an exempt holding company under Section 3(a)(1) of the Public Utility Holding Company Act of 1935, (the "Act"). Following consummation of the stock purchase, this action will exempt C&T from all provisions of the Act except Section 9(a)(2).
          The stock acquisition is expected to produce substantial benefits to the public served by all involved entities, to investors and to consumers, and meets all applicable
<PAGE 1> standards of the Act.  Among other benefits, Tri-County and Claverack believe that the acquisition will allow all the shareholders of each of the companies to participate in a larger, financially stronger company that, through a combination of the equity, management, human resources and technical expertise of each supporting company;
          i. Will be able to achieve increased financial stability and strength;
          ii. Will be able to achieve greater opportunity for earnings growth;
          iii. Will experience a reduction of overall operating costs;
          iv.  Will achieve efficiencies of operations;
          v. Will experience the improved ability to use new technologies;
          vi. Can implement better use and management of facilities for the benefit of customers;
          vii. Will achieve a potential for greater retail and industrial sales;
          viii. Will see diversity and improved capability to make wholesale power purchases and possible sales;
          ix. Will allow for maintenance of competitive rates, or an achievement of rates that will be lower than they would be in the absence of the stock acquisition which will improve Citizens' and Wellsboro's ability to meet the challenges of the increasingly competitive environment in the electric industry;
          x. Will allow for the integration of corporate and administrative functions, limiting duplicative capital <PAGE 2> expenditures for administrative facilities and information systems, and savings in area such as legal, auditing and consulting fees;
          xi. Will allow for expanded management resources and ability to select leadership from a larger and more diverse management pool;
          xii. Will allow for greater purchasing power for items such as purchased power and transportation services, and streamlining of inventories;
          xiii. Will allow for increased geographic diversity of services territories, reducing exposure to local changes in economic, competitive or climatic conditions;
          xiv. Will allow for the entities to continue to play a strong role in the economic development efforts of the communities served by Citizens', Wellsboro and the two electric cooperatives;
          xv. Will allow for increased electric load diversity by combining the electric cooperatives' rural and residential focused service territories with Citizens' and Wellsboro's relatively larger orientation to urban and commercial/industrial load.
          In this regard, Tri-County and Claverack believe that synergies created by the acquisition will generate substantial cost savings which would not be available absent the acquisition. Tri-County and Claverack have estimated the total dollar value of certain synergies resulting from the acquisition to be in excess of $1.9 million per year over a ten year time period. <PAGE 3>
          The shareholders of Citizens', Wilderness and C&T all approved the acquisition at their respective shareholder meetings. Originally, Tri-County and Claverack anticipated acquiring the stock of Citizens' through the purchase of the stock by Wilderness, a holding company exempt from all provisions of the Act except Section 9(a)(2).
          The original tender offer by Wilderness dated February 20, 1998 resulted in the tender of 138,724 shares of Citizens' stock or approximately 99.46% of the outstanding voting common shares of Citizens' stock.
          Tri-County and Claverack have submitted an Application with the Pennsylvania Public Utility Commission, (the "Pa PUC"), seeking regulatory approval to purchase the stock of Citizens'. No other regulatory approvals are deemed necessary.
          Neither Tri-County nor Claverack were required to make any required filings with the Antitrust Division of the United States Department of Justice, (the "DOJ"), or the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Apart from the approval of the Commission under the Act, the foregoing approval of the Pa PUC is the only regulatory approval necessary under the Act. In order to permit timely consummation of the acquisition and the realization of the substantial benefits it is expected to produce, C&T Tri-County and Claverack request that the Commission's review of this Application/Declaration commence and proceed as expeditiously as possible. <PAGE 4>
          1.   General Request
          Pursuant to Sections 9(a)(2) and 10 of the Act, C&T, Tri-County and Claverack request authorization and approval to acquire all of the issued and outstanding common stock of Citizens'. C&T, Tri-County and Claverack request approval of the acquisition of the stock pursuant to Section 9(a)(2) of the Act since Wilderness, C&T, Citizens' and Wellsboro will be considered affiliates under the Act once the transaction is consummated. Tri-County and Claverack request that the Commission declare Tri-County and Claverack as exempt holding companies under Section 3(a)(1) of the Act or, in the alternative, Section 3(a)(2) of the Act. C&T requests that the Commission declare C&T an exempt holding company pursuant to Section 3(a)(1) of the Act which exemption would leave C&T free from all Commission regulation except Section 9(a)(2) of the Act. Finally, Wilderness requests that the Commission continue its Section 3(a)(1) exemption under the Act.
          2.   Overview of the Acquisition
          On January 5, 1997, Wilderness and Citizens' signed a Memorandum of Understanding, ("MOU"), regarding the purchase of Citizens' stock. This Memorandum outlined the terms of a tender offer for such stock. Pursuant to the terms of the MOU, Wilderness submitted an offer of $79 per share for all of Citizens' outstanding shares of common stock. Wilderness' obligation for payment of this share purchase price was conditioned upon Wilderness receiving a minimum of proper tenders from Citizens' shareholders equal to or greater than fifty-one
<PAGE 5> (51%) percent of Citizens' total number of outstanding shares. The MOU provided for an open period of forty-five (45) days.
          Pursuant to the terms of the MOU, Wilderness would provide that all current employees not covered under existing employee agreements would receive a severance package such that if the employee is terminated within thirty-six (36) months of Wilderness' assumption of the control of Citizens', for reasons other than just cause, that employee would be entitled to receive one week's salary for each year of service or $5,000, whichever is greater, in addition to any accrued benefits. Wilderness agreed to support and encourage the ratification, by the Board of Directors of Citizens' in existence after Wilderness assumes control of Citizens', of a certain agreement concerning the waiver of stock options.
          Pursuant to the terms of the Tender Offer, Wilderness offered to purchase all of the outstanding shares of Citizens' stock. Citizens' has 227 common stockholders holding 139,472 shares of common stock. There is no preferred stock. Wilderness agreed to pay a purchase price of $79 per common share. The tender offer was presented to Citizens' with a closing date of April 17, 1998.
          Subsequently, on July 20, 1998, Wilderness and Citizens' entered into a Second Addendum to Memorandum of Understanding, ("Second Addendum"). Pursuant to the Second Addendum, C&T would assume all of Wilderness' obligations under the January 5, 1998 Memorandum of Understanding. This included the offer to purchase all of the outstanding stock at $79 per
<PAGE 6> common share.  None of the other terms of the January 5,
1998 Memorandum were changed or modified as a result of the Second Addendum.
          As a result of the Acquisition, there will be no change in the ownership interests of Wilderness. All of the outstanding Common stock of Wilderness will continue to be held by Tri-County. In turn, Wilderness will continue to hold all of the Common and Preferred stock of Wellsboro. Wilderness has not issued any shares of Preferred stock.
          C&T will be a subsidiary of both Tri-County and Claverack. These two rural electric cooperatives shall be the sole shareholders of the common stock of C&T. On May 28, 1998, Tri-County and Claverack executed a Partnership Agreement to define their respective investment and ownership interests in C&T. Pursuant to that agreement, Tri-County and Claverack would each own 50% of the issued shares of C&T. The management of the affairs of this corporation is vested in the Board of Directors elected jointly by Tri-County and Claverack. Tri-County's fifty percent (50%) share of the C&T common stock shall be purchased through a contribution of $100,000 and Claverack's fifty percent (50%) share of the C&T common stock shall be purchased through a contribution of $400,000. The disparity in share purchase price is designed to reflect the substantial level of work completed by Tri-County prior to Claverack's involvement in the transaction. Upon issuance of the shares, Tri-County and Claverack together will own one hundred percent (100%) of the shares, and each will equally control the affairs, of C&T. The Partnership Agreement further provides that Tri-County is entitled to receive an amount
<PAGE 7> up to $150,000 for monies expended on the acquisition of
Citizens' prior to May 28, 1998. Any additional capital requirements will be identified by the Board of Directors.
          National Cooperative Services Corporation, ("NCSC"), will extend a loan in an amount equal to eighty percent (80%) of the stock purchase price amount. Tri-County and Claverack each agree to fund equally the remaining balance required for the acquisition of Citizens' stock in excess of the eighty percent (80%) of the funding approved by NCSC.
          The Partnership Agreement provides that no additional capital stock shall be issued in C&T or Citizens without the seventy-five percent (75%) majority approval of C&T's Board of Directors. Tri-County and Claverack agree that their shares of C&T stock or Citizens' stock shall not be sold by the cooperatives or C&T to a third party without the stock being first offered to the other cooperative. The offeree cooperative shall have sixty (60) days to match any good faith offer for the other cooperative's shares of stock. If this right of first refusal is not exercised within sixty (60%) days, then the offeror cooperative is free to sell its shares to the third party. This Partnership Agreement contains the typical warranties and representations and is subject to all necessary regulatory approvals.
          C&T's sole subsidiary shall be Citizens'. C&T shall not have any other subsidiaries, operating or otherwise.
          A copy of the January 5, 1998 Memorandum of
Understanding is incorporated by reference herein and attached as Exhibit B-1. A copy of the Tender Offer is incorporated by
<PAGE 8> reference herein and attached as Exhibit B-2.  A copy of the Second Addendum to the January 5, 1998 Memorandum of Understanding is incorporated by reference herein and attached as Exhibit B-3. A copy of the Partnership Agreement is incorporated by reference herein and attached as Exhibit B-4.
     B.   Description of the Parties to the Acquisition
          1.   General Description
               (a)  Tri-County
          Tri-County is a rural electric cooperative rendering retail electric service only to the residents of Pennsylvania's Northern Tier. Its service area encompasses the following Pennsylvania counties:
                    Bradford
                    Cameron
                    Clinton
                    Lycoming
                    McKean
                    Potter
                    Tioga

Tri-County was incorporated as a rural electric cooperative in 1936. Tri-County is engaged in rendering electric utility service to the public in the above territory. As of December 31, 1997, Tri-County provided retail electric service to approximately 17,000 customers in an area encompassing 4.484 square miles in the geographical territory noted above. A map of Tri-County's service territory is attached as Exhibit E-1.
          Tri-County is not subject to utility style regulation by any state or federal agency. It is specifically exempted from any regulation by the Pa PUC pursuant to the Pennsylvania Electric Cooperative Corporation Act, 15 Pa. C.S. Section 7301. Tri-County, however, is regulated by its member-elected Board of
<PAGE 9> Directors and its operations are overseen by the United
States Department of Agriculture's Rural Utilities Services' Division. Tri-County's principal executive office is located at 22 North Main Street, Mansfield, Pennsylvania 16933. A copy of its Certificate and Articles of Incorporation are incorporated herein by reference as Exhibit A-1.
          Tri-County has one subsidiary, Wilderness, an exempt public utility holding company. Wilderness is a Pennsylvania corporation incorporated on March 10, 1994. In turn, Wilderness has one operating subsidiary, Wellsboro Electric Company, ("Wellsboro"), a Pennsylvania corporation. Wellsboro is a public utility company subject to regulation by the Pa PUC. There are no other companies within the holding company structure of Wilderness. As of December 31, 1997, Wellsboro had $6.2 million in revenue generated solely from electric service rendered to approximately 5,500 customers in a 266 square mile service territory lying wholly within the Commonwealth of Pennsylvania. Wellsboro's revenues are not expected to materially change in the future
          For the year ended December 31, 1997, Tri-County had electric operating revenues of approximately $16 million. The assets of Tri-County were approximately $32 million in identifiable electric utility property, plant and equipment and approximately $10 million in other corporate assets. Tri-County's revenues and asset levels are not expected to change materially in the future.
          A more detailed summary of financial information concerning Tri-County is contained in its Consolidated Financial
<PAGE 10> Statements for the calendar years ending 1996 and 1997 which is incorporated herein by reference and attached hereto as
Exhibit FS-1.
               (b)  Claverack
          Claverack also is a rural electric cooperative incorporated under the Pennsylvania Electric Cooperative Corporation Act. It was incorporated in 1936. As of
December 31, 1997, it rendered service to approximately 17,000 customers in an eight county region in Northcentral and Northeastern Pennsylvania. Its service territory is limited to the Commonwealth of Pennsylvania. Its service territory is approximately 1,820 square miles. A map of Claverack's service territory is attached as Exhibit E-1.
          Like Tri-County, Claverack is not subject to utility regulation by any state or federal agency. It too is specifically exempted from regulation by the Pa PUC. Its operations, however, are regulated by its member-elected Board of Directors. Its operations also are overseen by the United States Department of Agriculture's Rural Utilities Services' Division. Its Certificate and Articles of Incorporation are incorporated herein by reference and attached as Exhibit A-2. Claverack's principal executive office is located at RR 2, Box 17, Wysox, Pa.,18854. Claverack has one subsidiary, Susquehanna Energy Plus, Inc., ("SEP"), which is a Pennsylvania corporation engaged currently in the property security business. Claverack is the sole shareholder of SEP. SEP is in its formative stage and had
not generated any revenue as of December 31, 1997.   <PAGE 11>
          For the year ended December 31, 1997, Claverack's operating electric revenues were approximately $18 million. Its assets at December 31, 1997 were approximately $48 million consisting of approximately $40 million in identifiable electric utility property, plant and equipment and approximately $8 million in other corporate assets. Claverack's revenue and asset levels are not expected to change materially in the future.
          A more detailed summary of information concerning Claverack is contained in its Consolidated Financial Statements for the calendar years ended December 31, 1997 and 1996, a copy of which is incorporated by reference and attached as Exhibit FS-2.
               (c)  C&T
          C&T is a Pennsylvania corporation incorporated on July 9, 1998 pursuant to the Pennsylvania Business Corporation Law. Its sole purpose is to hold the common stock of Citizens'. The aggregate number of shares authorized is 100,000 at a par value of $100 per share. One thousand (1,000) shares of common stock are held by each rural cooperative. Its principal place of business is RR 2, Wysox, Pennsylvania 18540. Its sole asset shall be the stock of Citizens'. Upon consummation of the acquisition of the stock of Citizens', C&T will be an exempt public utility holding company operating solely within Pennsylvania and receiving revenues solely from its one subsidiary, Citizens', operating exclusively in Pennsylvania.
<PAGE 12>
               (d)  Citizens'
          Citizens' was incorporated under the laws of Pennsylvania on June 7, 1911. It is a regulated public utility rendering electric utility service to parts of Union and Northumberland Counties in Central Pennsylvania. As of
December 31, 1997, Citizens' rendered electrical service to approximately 6,300 customers in an area encompassing 55 square miles.
          Citizens' is subject to regulation as a public utility under the Pennsylvania Public Utility Code as to retail electric rates and other matters by the Pa PUC. Citizens' is not subject to regulation by any other state or federal agency regulating electric public utility service.
          As of December 31, 1997, there were 139,472 shares of common stock, $10 par value, outstanding. There are no shares of preferred stock. Citizens' principal executive office is 1775 Industrial Boulevard, Lewisburg, Pennsylvania 17787. A copy of Citizens' Certificate and Articles of Incorporation are incorporated by reference and attached hereto as Exhibit A-3.
          For the year ended December 31, 1997, Citizens' electric operating revenues were approximately $9.3 million. Assets of Citizens' were approximately $8.4 million consisting of approximately $5.2 million in identifiable electric utility property, plant and equipment and approximately $3.2 million in other corporate assets. Citizens' revenue and asset levels are not expected to change materially in the future. A more detailed
<PAGE 13> summary of information concerning Citizens' is
contained in its financial reports dated December 31, 1997 and 1996 and are incorporated by reference as Exhibit FS-3.
               (e)  Wellsboro
          Wellsboro is an investor-owned public utility incorporated in 1894 under the laws of Pennsylvania. It is subject to regulation by the Pa PUC as to rates and terms and conditions of service. Wellsboro is not subject to regulation by any other state or federal agency regulating electric public utility service. Wellsboro is engaged in the business of supplying and selling electricity in parts of Tioga County in Northcentral Pennsylvania. Wellsboro serves approximately 5,500 customers in a 266 square mile territory lying wholly within the Commonwealth of Pennsylvania.
          As of December 31, 1997, Wellsboro had 2,000 shares of common stock authorized of which 1065.5 shares were outstanding. As of December 31,1997, Wellsboro had 2,000 shares of preferred stock, 4% cumulative, $100 par value, authorized with 1,960 shares issued and outstanding.
          Wellsboro's executive office is located at 33 Austin Street, Wellsboro, PA, 16901. A copy of Wellsboro's Certificate and Articles of Incorporation are incorporated by reference and attached hereto as Exhibit A-4.
          For the year ended December 31, 1997, Wellsboro's electric operating revenues were approximately $6.1 million. Wellsboro's assets were approximately $6 million consisting of approximately $4.5 million in identifiable electric utility property, plant and equipment and approximately $1.5 million in
<PAGE 14> other corporate assets.  Wellsboro's revenue and asset levels are not expected to change materially in the future. A more detailed summary of Wellsboro's financial information as contained in its financial reports dated December 31, 1996 and 1997 are incorporated by reference as Exhibit FS-4
          2.   Description of Facilities
               (a)  Tri-County
                    (i)  General
          For the year ended December 31, 1997, Tri-County sold 130,605,409 kwh of electric energy (retail only).
                    (ii) Electric Generating Facilities and
                         Resources

          As of December 31, 1997, Tri-County and its sister rural electric cooperatives in Pennsylvania indirectly own generation and transmission facilities through the Allegheny Electric Cooperative, ("AEC"). Jointly owned by Tri-County, Claverack and the other 12 rural electric cooperatives in Pennsylvania and New Jersey, AEC supplies its member owners with wholesale electric power. AEC obtains wholesale electric power from a pool of several energy suppliers including the New York Power Authority and several public utility companies. AEC also owns and operates a 21 MW hydroelectric plant near Raystown, Pennsylvania. AEC also owns a 10% interest of the 2,100 MW Susquehanna Steam Electric Station located in Berwick, Pennsylvania. The remaining owner is Pennsylvania Power & Light Company, which company operates this nuclear plant. Both the Raystown hydroelectric project and the Susquehanna Steam Electric
<PAGE 15> Station are part of and interconnected with the
Pennsylvania-New Jersey-Maryland, ("PJM"), power grid.
          Tri-County's 1997 summer peak load of 17,759 KW occurred in June, 1997 and its 1997 winter peak load of 23,545 KW occurred January, 1997.
                    (iii) Electric Transmission and Other
                          Facilities

          As of December 31, 1997, Tri-County's indirectly owned transmission system consisted of approximately no circuit miles of 500 kV lines; no circuit miles of 230 kV lines; no circuit miles of 138 Kv lines; no circuit miles of 69 kV lines; 13 circuit miles of 46 kV lines; and no circuit miles of 25 Kv lines. As of December 31, 1997, Tri-County's directly owned transmission system consisted of 16 circuit miles of 34.5 Kv lines. As of December 31, 1997, Tri-County's distribution system consisted of 3,000 circuit miles of 34.5 Kv lines and 12 Kv lines. As of December 31, 1997, Tri-County's electric transmission and distribution system included 15 transmission pole line miles of overhead lines; no transmission cable miles of underground cables; 2,915 distribution pole line miles of overhead lines; and 67 distribution cable miles of underground distribution cables.
          AEC and Tri-County are interconnected at various points with the PJM power grid through GPU Energy, Inc. The members of PJM together have worked voluntarily for more than 70 years to create the largest "tight" power pool with free-flowing ties. Generally, a tight power pool consists of two or more electric systems which coordinate the planning and/or operation of their
<PAGE 16> bulk power facilities for the purpose of achieving greater economy and reliability in accordance with a contractual agreement that establishes the individual member's responsibilities. See, Conectiv, Inc. HCAR Nos. 35-26832 and 70-9069 (February 27, 1998). Tight power pools have centralized dispatch of generating facilities whereby energy and operating reserves are interchanged among the participant systems and transferred over the facilities owned by the individual participants. Participants have contractual requirements relating to generating capacity and operating reserves, together with specific financial penalties if these requirements are not met. Sufficient transmission capacity is made available to realize the full value of operating and planning coordination. With the support and backing of their regulatory commissions, the PJM members have built an efficient wholesale energy market on a "split savings" energy exchange, the reciprocal sharing of capacity resources and a competitive market and transmission entitlements to import energy. In order to achieve economy and reliability of the system in terms of a bulk power supply, PJM members coordinate the planning and operation of their systems, share installed capacity, share operating reserves to reduce installed generator requirements, and participate in centralized unit commitment, coordinated bilateral contracts and instantaneous real-time dispatch of energy resources to meet customer load requirements throughout the PJM system. Conectiv, supra. Estimates of the savings realized by the PJM Pool range
upwards of $1 billion per year.    <PAGE 17>
          As a result of certain restructuring proposals approved by the Federal Energy Regulatory Commission, ("FERC"), the PJM shall now be operated as a spot market oriented control area allowing for the use of bilateral contracts. The PJM coordinates planning and operation of the transmission system to deliver energy to its contractual members reliably and economically. The PJM staff centrally forecasts, schedules and coordinates the operation of generating units, bilateral transactions and the spot energy market to meet load requirements. To maintain a reliable and secure electrical system, PJM monitors, evaluates and coordinates the operation of over 8,000 miles of high-voltage transmission lines. Operations are closely coordinated with neighboring control areas, and information is exchanged to enable real-time security assessments of the transmission grid.
          Many of the rules governing the use of the nation's transmission system are changing. In FERC Order 888, FERC directed all transmission-owning public utilities to file tariffs that offer comparable open access transmission service to any entity on terms comparable to those offered to the transmitting public utility.
          The members of the PJM submitted a filing on December 31, 1996 with FERC to comply with the requirements of FERC's Order No. 888 applicable to tight power pools. This filing included an Operating Agreement, a Transmission Owners Agreement, a pool-wide PJM Open Access Transmission Tariff and an amended PJM Interconnection Agreement. PJM is now a limited liability corporation which has the capability of expanding its membership base beyond its traditional member company electric
<PAGE 18> public utilities.  Such expanded membership includes nonutility power marketers and brokers, and utilities whose retail service territories are outside the PJM's geographic boundaries.
          On February 28, 1997, FERC issued an Order, inter alia, accepting the PJM compliance filing. MidContinent Area Power Pool, et al., 78 F.E.R.C. Paragraph 61,207 (1997). Subsequently, on June 2, 1997, the PJM's supporting companies submitted a comprehensive filing to restructure PJM. The June 2, 1997 filing included an Amended and Restated Operating Agreement, a Transmission Owners Agreement, a PJM Open Access Transmission Tariff and a Reliability Assurance Agreement Among Load Serving Entities in the PJM Control Area. On November 25, 1997, FERC issued an Order conditionally accepting the proposed Operating Agreement, Open Access Transmission Tariff and Power Pool Agreements. Pennsylvania-New Jersey-Maryland Interconnection, et al., 81 FERC Paragraph 61,257 (1997).
                    (iv) Other
          Tri-County owns and occupies a number of office buildings and operating centers in Mansfield, Coudersport, Germania, Westfield, Mainesburg and Liberty, Pennsylvania. In addition, Tri-County owns other property, plant and equipment supporting its electric utility functions.
                                   (i)  General
          For the year ended December 31, 1997, Claverack sold 154,790,731 kwh of electric energy (retail only). <PAGE 19>
                    (ii) Electric Generating Facilities and
                         Resources

          As of December 31, 1997, Claverack was one of the rural electric cooperatives referenced in the discussion above regarding Tri-County. It maintains the same ownership interest in the above generating facilities.
                    (iii) Electric Transmission and Other
                          Facilities

          Claverack's indirectly owned electric transmission facilities are the same as those referenced for Tri-County above. As of December 31, 1997, Claverack's electrical distribution system consisted of 2,543 circuit miles of 12 kV lines and 4 kV lines. As of December 31, 1997, Claverack's electric distribution system consisted of 2,523 distribution pole line miles of overhead lines; and 20 distribution cable miles of underground electric cables. Like Tri-County, Claverack is interconnected at various points throughout its service territory with the PJM power grid through GPU Energy, Inc.
                    (iv) Other
          Claverack owns and occupies various office buildings and operating centers located in Wysox, Tunkhannock and Montrose, Pennsylvania. In addition, Claverack owns other property, plant and equipment supporting its electric utility functions.
               (c)  Citizens'
                    (i)  General
          For the year ended December 31, 1997, Citizens' sold 163,896,000 kwh of electric energy (retail only). <PAGE 20>
                    (ii) Electric Generating Facilities and
                         Resources

          As of December 31, 1997, Citizens' did not own or operate any generating facilities. Its sole source of electrical capacity and energy is through a power purchase agreement with a member of PJM, Pennsylvania Power & Light Company.
                    (iii) Electric Transmission and Other
                          Facilities
          As of December 31, 1997, Citizens' neither owned nor operated any transmission facilities. Citizens' distribution system consists of 193 circuit miles of 12 kV lines. As of December 31, 1997, Citizens' electric distribution system consisted of 163 distribution pole line miles of overhead lines; and 30 distribution cable miles of underground electric cables.
          As noted above, Citizens' is interconnected with the PJM power grid through Pennsylvania Power & Light Company.
                    (iv) Other
          Citizens' owns and occupies an office building and operating center located in Lewisburg, Pennsylvania. Citizens' owns other property, plant and equipment supporting its electric utility functions.
               (d)  Wellsboro
                    (i)  General
          For the calendar year ended December 31, 1997, Wellsboro sold 101,582,320 kWh of electricity. All sales took place exclusively within Pennsylvania. <PAGE 21>
                    (ii) Electric Generating Facilities and
                         Resources
          As of December 31, 1997, Wellsboro did not own any generating assets. Its sole source of electrical energy and capacity were power purchase agreements with nonaffiliated companies.
                    (iii) Electric Transmission and Other
                          Facilities

          As of December 31, 1997, Wellsboro did not own any electric transmission facilities. It did own and operate approximately 525 circuit miles of 12 kV and 2.4 kV distribution lines consisting of 496 pole line miles of distribution line and 29 underground cable miles of underground cable. Wellsboro is connected to the PJM power grid through an interconnection to a PJM member, GPU Energy, Inc.
                    (iv) Other
          Wellsboro owns and occupies an office and operating center located in Wellsboro Pennsylvania. Wellsboro owns other property, plant and equipment supporting its electric utility functions.
          3.   Nonutility Subsidiaries
               (a)  Tri-County
          As of December 31, 1997, Tri-County did not have any nonutility subsidiaries.
               (b)  Claverack
          As of December 31, 1997, Claverack had one subsidiary known as SEP, Inc. This subsidiary will render residential and commercial property security services in its service territory in
<PAGE 22> Pennsylvania.  It is currently in its formative stages and had no operating revenues as of December 31, 1997.
               (c)  Citizens'
          As of December 31, 1997, Citizens' did not have any nonutility subsidiaries.
               (d)  Wellsboro
          As of December 31, 1997, Wellsboro did not have any nonutility subsidiaries.
     C.   Description of the Acquisition
          1.   Background and Negotiations Leading to the
               Acquisition

          Tri-County and Claverack are neighboring and contiguous rural electric cooperatives. They render electric service to approximately 35,000 customers in Northcentral and Northeastern Pennsylvania. They have had a variety of working relationships in the past. They have formalized this implicit Agreement through a Joint Cooperative Agreement concerning the operations of Tri-County and Claverack.
          The Energy Policy Act of 1992 ("Energy Act") enhanced the authority of FERC to order electric utilities to provide transmission service. This prompted new developments in the electric utility industry. The Energy Act created a new class of power producers, exempt wholesale generators, which are not subject to regulation under the Energy Act. This exemption has increased a number of entrants into the wholesale electric generation market and increased competition in the wholesale segment of the electric utility industry. The FERC, in implementing the Energy Act, has increased the availability of
<PAGE 23> transmission services, thus creating significant
competition in the wholesale power market. Other developments have resulted from policies at the SEC liberalizing the interpretation and administration of the Act in ways that make acquisitions less burdensome thus facilitating the creation of larger industry competitors.
          The idea of a transaction involving Citizens' first arose during discussions between Robert O. Toombs, then General Manager of Tri-County and Eric L. Brouse, President and Chief Operating Officer of Citizens held in the late Winter/Spring 1997. This resulted in the placement of a telephone call from Mr. Brouse to Mr. Toombs inquiring whether Tri-County or Wilderness would be interested in discussions that could lead to
a stock offering for Citizens'.   The Board of Tri-County
previously authorized Mr. Toombs to explore strategic options available to Tri-County in order to position itself for the coming of retail competition in Pennsylvania. At the time, the Pennsylvania General Assembly was debating legislation concerning retail electric choice in the Commonwealth.
          These early discussions centered around trends in the electric industry in light of the legislative debate concerning a restructuring of the Pennsylvania electric industry. Issues were raised as to how small electric providers could survive as independent operating entities in an exceedingly competitive wholesale and now potentially retail market.
          Subsequently over the Spring and Summer 1997, several telephone and social meetings occurred between Mr. Toombs and Mr. Brouse to further discuss ways to have Citizens' and Tri-County
<PAGE 24> cooperate in a manner that would allow the two entities to react to competition in the electric market by achieving economies of scale. These discussions lead to the concept of some type of combination of the operations of Citizens' and Tri-County. The discussions appeared fruitful enough that Mr. Toombs determined to take the matter for further discussion with the Tri-County Board of Directors. At the May 20, 1997 Board of Directors Special Meeting, the Tri-County Board discussed the opportunity for Wilderness to purchase the stock of Citizens'.
It was the consensus of the Tri-County Board to have Wilderness explore the issue. At a special Board of Directors meeting held May 27, 1997, after a lengthy discussion, the Wilderness Board determined to investigate this opportunity further with Citizens'.
          To assist in this investigation, Wilderness retained the services of Management Consultant Services, an entity specializing nationally in the purchase of utility assets and systems by cooperatives. This entity provided management and financial advice to Wilderness. In addition, Wilderness retained the firm of Quad 3 Group, Inc. to develop an engineering analysis of the Citizens' system.
          At the Tri-County September 16, 1997 Board of Directors meeting, Mr. Toombs provided a review and summary of financial and other information that had been compiled by Tri-County's management and engineering consultants. At this time, Mr. Toombs reported that a letter outlining an offer to purchase had been sent to Citizens' President, Mr. Brouse. <PAGE 25>
          Several meetings were held by the Tri-County and Wilderness Boards of Directors in the Summer and Fall, 1997 to discuss ways to structure a combination of the electric operations of Tri-County and Citizens. Tri-County had successfully completed the stock purchase, through an exempt holding company (Wilderness), of all of the common stock of a Pennsylvania investor-owned public utility. Tri-County had successfully integrated and achieved certain economies of scale in the electric operations of Tri-County and Wellsboro as a result of the acquisition of Wellsboro's stock by Wilderness. It was believed that further economies of scale could be achieved through the subsequent acquisition of another small investor-owned public utility operating solely in Pennsylvania and that was relatively contiguous.
          It was about this time that Tri-County and Claverack began discussions regarding possible ways to collaborate on projects and ideas. Discussions began to focus on providing a partnership interest in Wilderness to Claverack. This specific collaboration was for the purpose of jointly acquiring a controlling interest in Citizens' through the purchase of its outstanding shares of common stock. At the December 16, 1997 Tri-County Board of Directors Meeting, it was reported that Claverack was willing to participate jointly with Tri-County in any proposal submitted to the Claverack Board of Directors. The Tri-County Board authorized its Executive Committee to negotiate a partnership agreement with Claverack. The partnership discussions centered around the relative risks and benefits for each of the respective partners in any joint venture.
<PAGE 26>
          Meanwhile discussions progressed further in the Citizens' stock offering proposal. This culminated in the delivery of the Tender Offer by Wilderness in February 1998.
          During April 1998 it was determined that the Wilderness holding company structure could not be utilized to consummate the acquisition of Citizens' common stock. Neither Tri-County nor Claverack could agree upon an appropriate sharing of the risks and benefits of the stock acquisition taking into account Tri-County's current ownership of one hundred percent (100%) of Wilderness' stock. The parties could not agree upon an appropriate capital structure that would properly assign each parties' perception of their risks and rewards.
          In the late Spring/early Summer 1998 Tri-County and Claverack began to explore the possibility of creating a new holding company to facilitate the purchase of Citizens' stock. This culminated in a Partnership Agreement executed on May 28, 1998 between Tri-County and Claverack. The final composition of the purchasing corporate structure was finalized in mid-August 1998.
          2.   Acquisition Agreements
          The January 4, 1998 Memorandum of Understanding provided that Wilderness would direct an offer of $79.00 per share of common stock outstanding. The obligation to pay was predicated upon the tendering of a minimum number of shares which was equivalent to a simple majority of the outstanding shares. Upon acceptance of the MOU, the necessary documentation for a
<PAGE 27> tender offer would be created.  Citizens' accepted the
MOU on January 5, 1998.
          The Tender Offer proposes that Wilderness or its assignee shall purchase all of the outstanding common shares tendered for purchase by Citizens' shareholders. Under the terms of the Tender Offer, upon consummation of the acquisition, the shares of stock shall be held by Wilderness. The Tender Offer remained open until April 17, 1998. The major and salient terms of the Tender Offer are as follows.
          The agreement provided for the procedure for the tendering of shares. All questions concerning the validity of any documents and time of receipt of such documents for purposes of tendering shares was to be determined by the purchaser. The Tender Offer provided that each shareholder who tendered shares in the Offer would receive a certificate of deposit which represents the shares tendered. Each Certificate provides that the registered holder will be entitled to receive all dividends paid and other distributions made with respect to shares tendered.
          Pursuant to the terms of the Tender Offer, all tenders are irrevocable. Upon the terms and subject to the conditions of the Offer, on the closing date the purchaser will accept for payment all shares properly tendered and not withdrawn. The Tender Offer provided that the shares are not listed on any exchange or quoted on the National Association of Securities Dealers Automated Quotation System. There is no established public trading market for the shares and they are infrequently traded. Citizens' management believed that the majority of
<PAGE 28> transfers were not sales of the shares but rather
changes in ownership registration. The latest price per share reported to Citizens' as being paid in cash was $36.00 per share paid on January 2, 1998 for 51 shares purchased. During 1997, transactions in Citizens' Common Stock ranged from $28.75 per share to $32.00 per share.
          Subsequently, Wilderness assigned, pursuant to a Second Amended Memorandum of Understanding, its various rights as purchaser under the MOU and the Tender Offer to C&T. This Second Amended Memorandum of Understanding was executed on July 20, 1998. No changes to the Tender Offer were permitted by the express terms of the Second Amended Memorandum of Understanding.
          It is contemplated that the management of Citizens will stay in place upon consummation of the stock transfer.
          The stock acquisition is subject to customary closing conditions, including all necessary governmental approvals, including the approval of the Commission.
     D.   Benefit Plans
          Neither C&T nor Citizens' shall have any type of stock reinvestment plan for the general public. Neither C&T no Citizens' shall have any type of stock incentive plan for its employees or officers.
     E.   Management and Operations of Citizens Following the
          Mergers

          Pursuant to the Acquisition Agreement, both Tri-County and Claverack, through C&T, will each be entitled to nominate members to the Citizens' Board of Directors. <PAGE 29>
          C&T will take all action necessary to cause each member of the Citizens' Board serving in such capacity immediately prior to the acquisition to have the opportunity to serve as a member of the new Citizens' Board. At the consummation of the acquisition, Robert O. Toombs will be the President and Chief Executive Officer of Citizens'. Eric L. Brouse will be the Vice President and Chief Operating Officer of Citizens'. Mr. Brouse is currently President of Citizens'. The Chairman and Vice Chairman of Citizens' will be elected from the then current pool of Directors serving on the Citizens' Board.
          Citizens' will be subject to extensive federal and state regulation governing dealings among its utility and nonutility operations. Accordingly, any management policies adopted by Citizens' Board of Directors must adhere to any procedural and substantive recordkeeping, accounting and other requirements imposed by such regulations.
          The reconstituted Citizens' Board of Directors will honor all prior contracts, agreements, collective bargaining agreements, and commitments with current or former employees or current or former directors of Citizens' in accordance with the respective terms of such contracts, agreements and commitments, subject to Citizens' right to enforce them in accordance with their terms (including any reserved right to amend, modify, suspend, revoke or terminate them). Further, employee severance packages will comply with the Second Amended Memorandum of Understanding.
          Citizens' will provide charitable contributions and community support within the service area of Citizens' at levels
<PAGE 30> substantially comparable to the historic levels of charitable contribution and community support provided by the prior Board of Directors within its service area. Indeed, it is contemplated that Citizens', upon consummation of the acquisition, will be able to enhance its involvement in such activities.
          It is contemplated that Citizens' shall maintain its corporate headquarters and principal executive offices in Lewisburg, Pennsylvania. Management of the system will be subject to the local control of Citizens' officers, managers and employees.
     F.   Industry Restructuring Initiatives
          On December 3, 1996, Pennsylvania Governor Tom Ridge signed into law the Pennsylvania Electricity Generation Customer Choice and Competition Act, (the "Competition Act"). In the Competition Act, the Pennsylvania General Assembly provided for a comprehensive restructuring of the electric utility industry in the Commonwealth of Pennsylvania. The Act provided for, among other things, the filing of restructuring plans by all regulated public utilities operating in Pennsylvania. The Act also called for the ability of retail customers to choose their electric generation supplier beginning in, on a pilot basis, November 1997. This pilot program was offered to 5% of each electric public utility's existing retail load. The Competition Act also provided for a phase-in to electric generation choice, which period would end on January 1, 2001.
          Under the Competition Act, all components of electric service, which consists of electric generation, transmission
<PAGE 31> services, distribution services, metering and billing, will be required to be unbundled by a date certain. Such unbundled service must be offered to all retail customers on a non-discriminatory basis utilizing unbundled rate components.
          The Competition Act also provides for and addresses the issue of "stranded" costs related to the generating assets currently in a public utility's existing rates. The high cost of construction and operations incurred by jointly-owned nuclear power plants and the long-term high costs of supply contracts with independent power producers are two significant contributing factors to stranded costs. The Competition Act requires that there be a recovery of stranded costs over a seven year transition period through a specific competitive transition charge which will be a separate component of a customer's bill. Determination of the recoverability of stranded costs was to be on a case-by-case basis with 100% recovery of a just and reasonable level of stranded costs as determined by the Pa PUC.
          The Competition Act provides that the opportunity for recovery of such costs is contingent upon whether the electric public utilities have appropriately mitigated their level of stranded costs. The Act also contains several rate caps which provide for assurances of capped rates for customers who desire not to engage in the retail electric generation market.
          All electric public utilities in Pennsylvania have filed their electric restructuring plans with the Pa PUC. The Commission has acted finally on all of those plans as of the date of the filing of this Application/Declaration. <PAGE 32>
          Citizens' restructuring plan was approved by the Commission by Final Order entered June 18, 1998. The Order is final and unappealable. Phase-in to electric retail choice shall begin on February 1, 1999 in Citizens' service territory.
          As a companion piece of legislation, the Pennsylvania General Assembly also enacted the Electricity Generation Choice for Customers of Electric Cooperatives Act, ("Cooperative Act"). Similar to the Competition Act for Pa PUC regulated electric utilities, the Cooperative Act provides for, among other things, the complete right of electric cooperatives to compete with others in providing electric and other services in the Commonwealth. A separate system of electric retail choice was created for electric cooperatives. Rural electric cooperative customers have the right to seek alternative suppliers and rural electric cooperatives in Pennsylvania have the mandatory obligation to provide open and nondiscriminatory access to the electric cooperative's customer base. Finally the Cooperative Act provides for the payment of stranded costs by a cooperative's departing customers who engage in electric retail choice.

Item 2    FEES, COMMISSIONS AND EXPENSES
          The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the acquisition, including the solicitation of securities of Citizens under the Securities Act of 1993, and unrelated matters, are estimated as follows:


     Accountants' fees                         $5,000

     Legal fees and expenses                 $100,000

     Shareholder communication and
       proxy solicitation                      $8,000

     Exchanging, printing and
       engraving of stock
       certificates                            $2,000

     Consulting fees related to the
       acquisition                           $150,000

     TOTAL ESTIMATED FEES                    $510,000

Item 3    APPLICABLE STATUTORY PROVISIONS

          The following sections of the Act and the Commission's
Rules thereunder are or may be directly or indirectly applicable to the proposed transaction:

                              Transaction to which Section or
     Section of the Act       Rule is or May Be Applicable

          3(a)(1) Registration of C&T as an exempt public utility holding company; registration of Claverack as an exempt public utility holding company; continuation of registration of Tri-County and Wilderness as exempt holding companies.

           3(a)(2)            Registration of Tri-County and
                              Claverack as exempt public utility
                              holding companies.

           9(a)(2)            Acquisition by C&T, Tri-County
                              and Claverack of common stock of
                              Citizens'.

          To the extent that other sections of the Act or the Commission's Rules thereunder are deemed applicable to the acquisition, such sections and rules should be considered to be set forth in this Item III.
     A.   Legal Analysis
          Section 9(a)(2) makes it unlawful, without prior approval of the Commission under Section 10, "for any
person....to acquire, directly or indirectly, any security of any public utility company, if such person is an affiliate. . .of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." Under the definitions set forth in Section 2(a)(11)(A), an "affiliate" of a specified company means "any person that
<PAGE 35> directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company," and "any company 5 per centum or more of whose outstanding voting securities are owned, controlled, or held with power to vote, directly or indirectly, by such specified company."
          Citizens' is a public utility company as defined in
Section 2(a)(5) of the Act. Because C&T directly and Tri-County indirectly will acquire more than 5% of the voting securities of Citizens' as a result of the acquisition, both will become affiliates as defined in Section 2(a)(11)(A) of the Act. As a result of the acquisition, and because Tri-County has a subsidiary holding company (Wilderness) which owns the stock of a public utility (Wellsboro), C&T, Tri-County and Claverack must seek and receive approval of the Commission for the stock acquisition under Sections 9(a)(2) and 10 of the Act. The statutory standards to be considered by the Commission in evaluating the proposed transaction are set forth in Sections 10(b), 10(c) and 10(f) of the Act.
          As set forth more fully below, the acquisition complies with all of the applicable provisions of Section 10 of the Act and should be approved by the Commission. Thus:
          - The consideration to be paid for the acquisition of Citizens' stock is fair and reasonable;

          - The acquisition will not create detrimental interlocking relations or concentration of control;

          - The acquisition will not result in an unduly complicated capital structure for the C&T system;
  <PAGE 36>
          - The acquisition is in the public interest and the interest of investors and consumers;

          - The acquisition is consistent with Sections 8 and 11 of the Act;

          - The acquisition tends toward the economical and efficient development of an integrated public utility system; and

          - The acquisition will comply with all applicable state laws.

          Furthermore, the acquisition provides an opportunity for the Commission to follow certain of the interpretive recommendations made by the Division of Investment Management, (the "Division"), in the report issued by the Division in June 1995 entitled "THE REGULATION OF PUBLIC HOLDING COMPANIES", (the "1995 Report"). The acquisition and requests contained in this Application/Declaration are well within the precedent of transactions approved by the Commission and are consistent with the Act prior to the 1995 Report and thus could be approved without any reference to the 1995 Report. A number of direct recommendations contained in the Report, however, serve to strengthen the Applicants' analysis and support certain requests that would facilitate the creation of a new holding company better able to compete in the rapidly evolving electric utility industry. The Division's overall recommendation that the Commission "act administratively to modernize and simplify holding company regulations. . . and minimize the regulatory overlap, while protecting the interests of consumers and investors" should be used in reviewing this Application/Declaration since, as demonstrated below, the acquisition will benefit both consumers and shareholders of C&T
<PAGE 37> and the state regulatory authority with jurisdiction over the acquisition will have approved the acquisition as in the public interest. In addition, as discussed in more detail in each applicable item below, the specific recommendations of the Division with regard to financing transactions, utility ownership, and diversification are applicable to the acquisition.
          For example, the 1995 Report recommends that the Commission should apply a more flexible interpretation of the integration requirements of the Act. It states that interconnection through power pools, reliability councils and wheeling arrangements can satisfy the physical interconnection requirement of Section 2(a)(29); the geographical requirements of
Section 2(a)(29) should be interpreted flexibly, recognizing technical advances consistent with the purposes and provisions of the Act; the Commission's analysis should focus on whether the resulting system will be subject to effective regulation; the Commission should liberalize its interpretation of the "A-B-C" clauses and permit combination systems where the affected state agrees and the Commission should watchfully defer to the work of other regulators. 1995 Report at 71-77. The Commission has recognized the need to apply the standards of Section 10, and by reference, Section 11(b), in light of the changing realities of the utility industry. There now exists a national policy to promote efficient and competitive energy markets. Participation in energy marketing ventures has been viewed as promoting greater competition. This creation and nurturing of competition extends to both retail and wholesale markets. Eastern Utilities
Associates, HCAR No. 70-8769 (May 23, 1996).       <PAGE 38>
          1.   Section 10(b).
          Section 10(b) provides that, if the requirements of
Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless;
               (1)  Such acquisition will tend towards
                    interlocking relations or the concentration of control of public utility companies, of a kind and to an extent detrimental to the public interests or the interests of investors or consumers;

               (2) In the case of acquisition of securities, the consideration, including all fees, commissions, or other remuneration, to whom-soever paid, to be given, directly or indirectly, in connection with such acquisition is not unreasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

               (3) Such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system.

                    (a)  Section 10(b)(1)
                         (i)  Interlocking Relations
          By its nature, any acquisition results in new links between theretofore unrelated companies. These links, however, are not the types of interlocking relationships targeted by Congress in Section (b)(1), which was primarily aimed at preventing business combinations unrelated to operating synergies. Congress sought to prevent interlocking directorships among competitors engaged in interstate commerce and was primarily targeted at preventing restrictions that prohibit free
<PAGE 39> and open competition. North American Light and Power
Company, et. al., HCAR No. 6153 (October 25, 1945).
          The stock acquisition provides for a Board of Directors to be composed of members drawn from the Boards of Citizens', Tri-County and Claverack. This is necessary to integrate Citizens' fully into the C&T system and therefore will be in the public interests and the interests of investors and consumers. Forging such relations is beneficial to the protected interests under the Act and thus are not prohibited by Section 10(b)(1). The stock acquisition does not contemplate creating relationships with other far-flunged public utilities engaged in interstate commerce or with competitors of each constituent company. The stock acquisition shall not inhibit competition as there shall be control exercised only over two small investor-owned public utilities operating in a limited portion of Pennsylvania.
                    (ii) Concentration of Control
          Section 10(b)(1) is intended to avoid "an excess of concentration in business," while preserving "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production, capacity and reserves, and generally more efficient operations" afforded by the coordination of local utilities into an integrated system. American Electric Power Company, 46 SEC 1299, 1309 (1978). This Section of the Act is designed to prevent huge, complex and irrational holding company systems. American Power, supra. When applying
Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically
<PAGE 40> directed."  Vermont Yankee Nuclear Corporation, 483 SEC
693, 700 (1968). As discussed below, the acquisition will not create a "huge, complex, and irrational system" but rather will provide the opportunity for Citizens to achieve economies of scale and efficiencies which are expected to benefit investors and customers. American Electric Power, 486 SEC at 307 (1978).
          Size: If approved, the C&T system will serve approximately 6,300 electric customers solely within the State of Pennsylvania. Even when combined with the other electric customers served by Tri-County, Claverack and Wellsboro, the total number of electric consumers will not exceed 50,000 customers over a geographic territory encompassing 6,625 square miles or almost 9% of the Commonwealth of Pennsylvania. For the year ended December 31, 1997, the combined assets of Claverack, Tri-County, Wilderness and Citizens' would be approximately $113.3 million; the combined operating revenues of Tri-County, Claverack, Citizens' and Wellsboro would be approximately $49.2 million. Neither Wellsboro, Citizens', Tri-County nor Claverack will own any generating capacity or generating facilities.
          By comparison, the Commission has approved a number of acquisitions involving significantly larger operating utilities. See for example, Cinergy Corporation, HCAR No. 26,146
(October 21, 1994) (combination company whose combined assets at time of acquisition was approximately $7.9 billion); Entergy Corporation, HCAR No. 25,952 (December 17, 1993) (combined company whose assets at time of acquisition were in excess of $21 billion); Northeast Utilities, HCAR No. 25,221 (December 21,
1990) (company whose combined assets at time of acquisition was
<PAGE 41> approximately $9 billion); Centerior Energy
Corporation, HCAR No. 24,073 (April 29, 1986) (company whose combined assets at time of acquisition was approximately $9.1 billion); Conectiv, Inc., HCAR Nos. 35-26832 and 70-9069 (February 25, 1998) (company whose combined assets at time of acquisition was $5.65 billion).
          C&T will be an extremely small-sized exempt holding company and its operations would not exceed the economies of scale of current electric generation transmission technology or provide undue power or control to Citizens' in the region in which it will provide service. Indeed, the neighboring utility to Citizens', Pennsylvania Power & Light Company, serves approximately 1.1 million customers in Pennsylvania. Citizens' 6,300 customers, even when combined with Wellsboro's 5,500 customers, represent only 0.19% of the Commonwealth of Pennsylvania's approximately 6 million electric customers.
          Efficiencies and Economies: As noted above, the Commission has rejected a mechanical size analysis under
Section 10(b)(1) in favor of assessing the size of the resulting system with reference to the efficiencies and economies that can be achieved through the integration and coordination of utility operations. More recent pronouncements of the Commission confirm that size is not determinative. Thus, in Centerior Energy Corp., HCAR No. 24,073 (April 29, 1986), the Commission stated flatly that "a determination of whether to prohibit enlargement of a system by acquisition is to be made on the basis of all of the circumstances, not on the basis of size alone." In addition, in the 1995 Report, the Division recommended that the Commission
<PAGE 42> approach its analysis on merger and acquisition
transactions in a flexible manner with emphasis on whether the merger or acquisition creates an entity subject to effective control and is beneficial for shareholders and customers as opposed to focusing on rigid, mechanical tests.
          Thus while Congress was concerned with the evils and pitfalls of "bigness", it was also aware that the combination of isolated local utilities into an integrated system provided opportunities for economies of scale, the elimination of duplicative facilities and activities, the ability to share resources and supplies, all in an effort to implement generally more efficient operations. American Electric, supra.
          By virtue of the acquisition, C&T will be in a position to realize the opportunities for achieving economies of scale, eliminating duplicate facilities and activities, sharing of production capacity and reserves, and generally more efficient operations as more fully described by the Commission in America Electric Power Company, 46 SEC 1299 (1978). Among other things, the acquisition is expected to permit Citizens' and Wellsboro to yield significant capital expenditure savings through labor cost savings, facilities consolidations, corporate and administrative programs, non-fuel purchasing economies, combined fuel supply and power purchases, access to a more open and efficient market for capital outlays and the ability to combine certain administrative functions such as billing and metering. These expected economies and efficiencies from the combined utility operations are described in greater detail below and are projected to result in
<PAGE 43> net savings of more than $5.8 million over the first 10 years alone.
          Competitive Effects: Section 10(b)(1) also requires the Commission to consider the possible anticompetitive effects
of an acquisition. Entergy, supra.   In Northeast Utilities, HCAR
No. 25,221 (December 21, 1990), the Commission stated that the "antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state agencies regulate the rates charged consumers." This acquisition need not be filed with the DOJ or FTC pursuant to the Hart-Scott-Rodino Act. In addition, there will be no review by FERC of the acquisition. The PaPUC, however, is required, pursuant to its new electric restructuring legislation, noted earlier, to monitor competitive conditions in the supply and distribution of electricity to retail customers. 66 Pa. C.S. Section 2811(a). In addition, the PaPUC is required to take steps to prevent anticompetitive or discriminatory conduct and the unlawful exercise of market power by any electric supplier. Id. Under this legal authority, the PaPUC, upon complaint or upon its own motion for good cause shown, must conduct an investigation of the impact of various transactions on the proper functioning of a fully competitive retail electricity market, including the effect of mergers, consolidations, acquisition or disposition of assets or securities of electricity suppliers, transmission congestion and anticompetitive or discriminatory conduct affecting the retail distribution of electricity. 66 Pa. C.S. Section 2811(b). In addition, the Code requires the PaPUC, in the exercise of its authority that it
<PAGE 44> otherwise would have to approve the acquisition of securities of other public utilities, to consider whether the proposed acquisition is likely to result in anticompetitive or discriminatory conduct, including the unlawful exercise of market power, which will prevent retail electricity customers in the Commonwealth from obtaining the benefits of a properly functioning and a workable competitive retail electricity market. Finally, the PaPUC has broad authority to condition the grant of a certificate of public convenience approving this stock acquisition, including the right to correct potential anticompetitive effects. As noted above, Citizens' rates are subject to certain rate caps as part of the Competition Act. Those rates are capped at levels current as of January 1, 1997. Further, the rate caps are effective for 54 months from January 1, 1997. Thus Citizens' shall not possess any market power to extract monopoly rents from its ratepayers. It does not possess market power in the transmission market because it does not own any transmission assets. It lacks generation assets and thus does not possess market power in the generation market. In sum, the four holding company systems which are the subject of this proceeding do not possess market power. Under the current statutory structure in Pennsylvania the four utilities will be subject to intense competition for their native load customers. Because of their small size and unique characteristics, a loss of even a small proportion of their customer load will have significant ramifications upon their revenue streams. All the more reason that size will be critical to survival in a competitive retail electricity market. <PAGE 45>
          Thus, it is clear that there is effective regulatory control over the proposed acquisition of Citizens' stock by C&T. The Pa PUC will resolve the issue of market power, if any is found. C&T believes, however, based on the evidence provided above, that its market power in Northcentral Pennsylvania is nonexistent and thus the Pa PUC will make the appropriate finding that this stock acquisition will have no impact on a competitive market in Citizens' service territory.
          For the reasons noted above, the acquisition will not tend towards interlocking relations or the concentration of control of public utility customers of a kind or to the extent detrimental to the public interests or the interests of investors or customers within the meaning of Section 10(b)(1).
               (b)  Section 10(b)(2) - Fairness of Consideration
          Section 10(b)(2) requires the Commission to determine whether the consideration to be given by C&T to the shareholders of Citizens' common stock in connection with the acquisition is reasonable and whether it bears a fair relation to investment in and earning capacity of the utility assets underlying the securities being acquired. While Citizens' stock does not trade on the open market, C&T believes that the consideration paid in this stock acquisition is fair. The Commission has stated in the past that Section 10(b)(2) does not demand a mathematical equivalence of values for the terms of the exchange. Rather a voluntary exchange requires some advantages, typically a premium, in order to induce acceptance of the tender offer. Entergy Corporation, HCAR No. 35-25952 (December 17, 1993). <PAGE 46>
          The purchase price was the product of extensive and vigorous arms-length negotiations between Citizens' and Wilderness, Inc. These negotiations were preceded by months of due diligence, analysis and evaluation of the assets, liabilities and business prospects of the respective companies.
          A nationally recognized management consulting firm specializing in advising rural cooperatives who seek to purchase utility system assets provided extensive managerial and financial advice. On behalf of Wilderness, this firm reviewed extensive information concerning the companies and analyzed ratios employing a variety of valuation methodologies. The financial advisor examined various factors. In particular, the financial advisor noted that the earnings per share of Citizens' was almost 75% greater than the industry average ($2.34/share versus $3.60/share). It also noted that Citizens' return on assets was almost twice the industry average. (3.6% versus 6.32%). All of these comparisons were made prior to a consideration of the effects of new operating efficiencies. Citizens' also employed a financial advisor to provide information concerning a fair and equitable price. Such financial advisors have opined that the price to be paid, from a financial point of view, is fair.
          In light of these opinions and an analysis of all relevant factors, including the benefits that may be realized as a result of the acquisition, C&T believes that the price to be paid falls within the range of reasonableness and that the consideration for the acquisition bears a fair relation to the sums invested in, and the earning capacity of, the utility assets of Citizens. <PAGE 47>
               (c)  Section 10(b)(2) - Reasonableness of Fees
          C&T believes that the overall fees, commissions, and expenses incurred and to be incurred in connection with the acquisition are reasonable and fair in light of the size and complexity of the acquisition relevant to the transaction and the anticipated benefits of the stock acquisition to the public investors and consumers; that they are consistent with recent precedent; and that they meet the standards of Section 10(b)(2).
          As set forth in Item II of this Application/
Declaration, C&T anticipates it will incur a total of approximately $510,000 in fees, commissions and expenses in connection with the merger. This number pales in light of the recent mergers and other acquisitions approved by the SEC. In addition, the total amount for overall fees, commissions and expenses represents only 4.6% of the total tender offer price proposed by C&T.
               (d)  Section 10(b)(3) - Capital Structure
          Section 10(b)(3) requires the Commission to determine whether the acquisition will unduly complicate C&T's capital structure or will be detrimental to the public interest, the interests of investors or consumers or the proper functioning of C&T's system.
          The capital structure of C&T will not be unduly complicated nor will it be detrimental to the public interest, the interests of investors or consumers or the proper functioning of C&T's system. As described in Item I.A.2., C&T will have only one class of common stock. It shall not have any preferred stock issued to the general public. At the time of formation, C&T
<PAGE 48> shall not have any debt.  As a result, C&T's capital structure will simply consist of the common stock.
          C&T will hold as its sole asset, at least initially, all of the stock sold by the shareholders of Citizens.
          This transaction or acquisition shall not have any impact upon the capital structure of Wilderness. That capital structure shall stay in its current status. It should be emphasized that the original proposal contemplated by Claverack and Tri-County would have unduly complicated Wilderness' capital structure. As indicated in Item 1, Wilderness originally was to have purchased all of the capital stock of Citizens. In order to accomplish this goal, Wilderness' capital structure would have had to be modified in order to allow for the relative risk associated with the purchase of Citizens' stock to be properly reflected among Tri-County and Claverack. This would possibly have led to the creation of tracking stock in the form of a different class of common stock. As noted above, this has been avoided. C&T shall have only one class of common stock and no classes of preferred stock.
          The Act's concern with complicated capital structures focuses on the use of an inordinate number of different securities having different preferences, dividends, voting rights and other special characteristics and the resulting difficulty in understanding the factors determining the performance of a security and voting control of the issuer. Section 10(b)(1) identifies utilities' securities being "issued upon the basis of fictitious or unsound asset values having no fair relation to the sums invested in or the earning capacity of the properties and
<PAGE 49> upon the basis of paper profits from inter-company transactions, or in anticipation of excessive revenues from subsidiary public utility companies" as abusive.
Section 10(b)(3) of the Act highlights problems resulting from "when control of [utility holding company] companies is exerted through disproportionately small investment" (i.e., pyramiding).
          The primary objective of Section 10(b)(3) and
Section 11(b)(2) is to prevent an unfair allocation of actual voting power in utility holding companies through an unduly complicated capital structure. Indeed, earlier decisions of the Commission interpreting the standards of Section 10(b)(3) and
Section 11(b)(2) focus primarily on publicly-held minority stock interests.
          Section 10(b)(3) and Section 11(b)(2) were designed to eliminate the abuse of holding company structures that predated the adoption of the 1935 Act. These provisions were needed at that time given the immature nature of other federal securities or law protections available to investors. In the 1995 Report, the Staff extensively discussed the greater access to information and advances in accounting and recordkeeping requirements that have developed since the adoption of the Securities Act of 1933 and the Securities Exchange Act of 1934. Given these advances, there is no concern that the issuance of the stock will unduly complicate C&T's capital structure.
          It is anticipated that the regulatory environment in which Citizens and Wellsboro will be conducting their respective utility operations following the acquisition, will help to ensure that dealings between these regulated electric utility businesses
<PAGE 50> and C&T as well as Wilderness, and will be appropriate under the foregoing standard. The Pennsylvania Public Utility Code provides for regulatory oversight of certain intercompany transactions and other fiduciary matters that may relate to the stock. Citizens' and Wellsboro will be directly subject to comprehensive regulation by the PaPUC as to retail rates, terms and conditions of service, accounting practices and audits, purchases and dispositions of utility property, the issuance and assumption of securities, the acquisitions of other utility and nonutility companies, interaffiliates transactions, certain additions and extensions of facilities and in certain other respects.
          The only voting securities of C&T which will be publicly held after the transaction will be this common stock. C&T will have the ability to issue preferred stock but at this time that action is not anticipated.
          As set forth more fully in Item 3.A.2.(b)(i)
(efficiencies and economics), Item 3.A.2.(b)(ii) (integrated public utility system) and elsewhere in this Application/ Declaration, the acquisition is expected to result in substantial cost savings and synergies, and will integrate and improve the efficiency of the C&T, Wilderness, Tri-County and Claverack utility systems. The acquisition will therefore be in the public interests and the interests of investors and consumers, and will not be detrimental to the proper functioning of the resulting holding company system. <PAGE 51>
          2.   Section 10(c)
          Section 10(c) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve:
               (1)  An acquisition of securities or utility
          assets, or of any other interests, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11, (applicable only to registered holding companies) or

               (2) The acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interests by tending towards the economic and the efficient development of an integrated public utility system. . . .

               (a)  Section 10(c)(1)
          Section 10(c)(1) requires that an acquisition be lawful under Section 8. Section 8 prohibits registered holding companies from acquiring, owning interests in or operating both a gas and electric utility serving substantially the same area if state law prohibits it. In the foregoing acquisition, C&T shall not be operating a dual utility system. Rather, it shall only be operating an electric public utility system. Further, Wilderness, Tri-County and Claverack will not be operating dual utility systems.
               (b)  Section 10(c)(2)
          The mergers will tend toward the economical and efficient development of an integrated public utility system, thereby serving the public interest, as required by
Section 10(c)(2) of the Act.  <PAGE 52>
                    (i)  Efficiencies and Economics
          The acquisition will produce economies and efficiencies more than sufficient to satisfy the standards of
Section 10(c)(2), described above. The Commission has previously determined that financial and organizational benefits, as well as operational benefits can satisfy the requirement of Section 10(c)(2) of the Act. Although some of the anticipated economies and efficiencies will be fully realizable only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) have been met. See American Electric Power Company, 46 SEC 19,298 (1978). Some potential benefits, however, cannot be precisely estimated. Nevertheless, they too are entitled to be considered: "[S]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable." Centerior Energy Corp., HCAR No. 24,073 (April 29, 1986) (citation omitted).
          C&T has estimated the nominal dollar net value of synergies from the acquisition to be in excess of $5.8 million over the 10 year time period from 1998 to 2007. The geographical locations of the respective service territory of Citizens and Wellsboro, and whose headquarters are within 90 miles of one another, provide an opportunity to integrate efficiently their utility operations. Wellsboro, Citizens, Tri-County and Claverack have existing electrical interconnections with the PJM. The combined systems can be operated as a single, larger cohesive system, with virtually no modification needed with respect to existing transmission interconnections. There are three general
<PAGE 53> areas where presently quantifiable savings can be
realized through the combination of the companies: (1) corporate and administrative programs including labor savings; (2) non-fuel purchasing economies; and (3) fuel supply and purchase power.
The amount of savings currently estimated annually in each of these categories, on a nominal dollar basis, is summarized in the table below:
     CATEGORY                                AMOUNT


     Corporate and Administrative Programs   $90,000

     Non-Fuel Purchasing Economies           $14,000

     Fuel Supply and Purchase Power         $480,000

          NET TOTAL ESTIMATED SAVINGS       $584,000

          These saving categories are described in greater detail below.
          Corporate Operations and Labor: Savings will be realized through labor reductions on an attrition basis related to redundant positions. Many of these reductions will be in areas where payroll costs are relatively fixed and do not vary with the increase or decrease in the number of customers served. These areas include legal services, finance, sales, support services, transmission and distribution, customer service, accounting, human resources, emergency work coordination and information services. C&T and Wilderness also may have the future ability to consolidate certain customer business offices and service centers in the areas where they have geographically close service territories. <PAGE 54>
          Facilities Consolidation: While there are no current savings to be realized through the combination of neighboring business offices or service centers, the companies will continue to explore that option as economics dictate. Areas where nonstructure facilities will be consolidated include outage dispatch from a central location, centralization of facilities' maintenance, a centralized Customer Information System, a Supervisory Control and Data Acquisition system for remote control of equipment, and an automated mapping system. All of these could not be performed by the individual operating companies but now can be implemented because of the achievement of economies of scale with Tri-County and Claverack.
          Corporate and Administrative Program: Savings will be realized through economies of scale and cost avoidance. These are areas where both Citizens and Wellsboro incur many costs for items which relate to the operation of each company, but which are not directly attributable to customers. Ten such areas have been identified: administrative and general overhead; benefits administration; insurance; information services; professional services; shareholder services; advertising; association dues; credit facilities; directors' fees; rights-of-way maintenance; outage response and vehicles. Achieving cost savings through greater efficiencies and economies of scale will permit each of the operating utilities to offer more competitively-priced electric service and energy-related products and services than would otherwise be possible.
          Non-Fuel Purchasing Economies: Savings will be realized through increased order quantities and the enhanced
<PAGE 55> utilization of a combined inventory for materials and supplies. Currently, Citizens and Wellsboro independently maintain separate purchasing departments responsible for maintaining materials and supplies used by employees at various storeroom locations. In addition, both companies procure contract services independently. As a direct result of the combination, savings can be realized through the procurement of both materials and services, as well as in costs associated with the maintenance of inventory levels.
          Fuel Supply and Purchased Power: Savings will be realized through the bundling of commodity fuels and bulk power purchases in the form of larger quantities or volume. Fuel supply savings were analyzed in the following area: Purchased Power - Wellsboro and Citizens will be able to take advantage of possible commodity savings based on higher total volumes of electricity acquired. Further Wellsboro's transmission and generation contract with First Energy will allow Citizens' to access inexpensive power located to the west of the PJM Control Area, i.e. the ECAR control area. Savings may also be achievable in the area of PJM deficiency charges. Currently, PJM requires a certain level of capacity for its member companies. A charge is assessed whenever the member company is deficient in terms of capacity. Citizens' and Wellsboro may be able to avoid such charges through the diversity created by the amount and timing of the different peak loads of the two operating companies. The total potential savings from purchased power economies is estimated to be $4.8 million over the 10 year period. <PAGE 56>
          Additional Expected Benefits: In addition to the benefits described above, there are other benefits which, while presently difficult to quantify, are nonetheless substantial. These other benefits include:
               - Increased Scale - As competition intensifies within the industry, C&T believes scale will be one parameter that will contribute to overall business success. Scale has importance in many areas, including utility operations, product development, advertising and corporate services. The acquisition is expected to improve the profitability of the Citizens by increasing the customer base and providing increased economies of scale in all of these areas.

               - Competitive Prices and Services - Sales to industrial, large commercial and wholesale customers are considered to be at greatest near term risk as a result of increased competition in the electric utility industry. The acquisition will enable the companies to meet the challenges of the increased competition and will create operating efficiencies through which the companies will be able to provide more competitive prices to customers.

               - More Balanced Customer Base - The acquisition will create a larger company with less reliance on the residential business now presently served. The companies' service territories will be more diversed than their individual service territories, reducing exposure to adverse changes in any sector's economic and competitive conditions.

               -    Regional Platform for Growth - The
     combination of the companies will create a regional platform in Pennsylvania's Central and Northern Tier Corridor. The Corridor is experiencing sluggish economic growth. C&T plans to expand relationships with existing customers and to develop new customers in the region. The areas surrounding Lewisburg, Pennsylvania is expanding. It contains the corridor of a rapidly improving U.S. Route 15. Growth is occurring along that entire corridor base. It is hoped that C&T will be able to capitalize on that market growth.

                    (ii) Integrated Public Utility System

                         (1)  Electric System

          As applied to electric utility companies, the term "integrated public utility system" is defined in
Section 2(a)(29)(A) of the Act as: <PAGE 57> a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operation to a single area or region, in one or more states, not so large as to impair (considering the state of the art in the area or region affected), the advantage of localized management, efficient operations, and the effectiveness of regulation."

On the basis of this statutory definition, the Commission has established four standards that must be met before the Commission will find that an integrated public utility system will result from a proposed acquisition of securities:
               (1)  The utility assets of the system are
     physically interconnected or capable of physical interconnection;

               (2) The utility assets, under normal conditions, may be economically operated as a single interconnected and coordinated system;

               (3) The system must be confined in its operations to a single area or region; and

               (4)  The system must not be so large as to impair
     (considering the state of the art in the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulations.

Environmental Action, Inc. v. Securities and Exchange Commission, 895 F.2d 1255 (9th Cir. 1990), citing Electric Energy, Inc., 38 SEC 658 (1958). The acquisition satisfies all four of these requirements. It should be noted that in the 1995 Report the Division recommended that the Commission respond realistically to the changes in the utility industry and interpret more flexibly each piece of the integration requirements. The purpose of the integration requirement is intended to eliminate the evils that
<PAGE 58> Congress found to exist "when the growth and the
extension of holding companies bears no relation to... the integration and coordination of related operating properties".
Section 1(b)(4) of the Act. Congress expressed its belief that, "in the absence of clearly overriding considerations a utility system should have a management single-mindedly devoted to advancing the interests of its investors and consumers and not engaged, through the means of the holding company device, in operating other utility or non-utility businesses. New England Electric System, 41 SEC 888 (1964).
          C&T, Wilderness, Tri-County and Claverack satisfy each of these requirements for an integrated system. C&T shall operate one public utility system, Citizens'. There shall be no other public utilities within the C&T holding company system. Citizens', Wellsboro, Tri-County and Claverack can operate as an integrated system and thus the integration standard is meet. The companies will implement centralized and coordinated dispatch consistent with the requirements of PJM. Tri-County is contiguous to and actually surrounds Wellsboro. Tri-County and Claverack are contiguous utilities. All three are interconnected by various PJM facilities. They are not, however, directly interconnected. Now that the PJM has recently permitted nontransmission owning utilities to join PJM, effective
January 1, 1998, it is anticipated that Wellsboro and Citizens' will became members in the near future.
          The Commission has determined that the first requirement of physical interconnection can be meet on the basis of contractual rights to use third parties' transmission lines
<PAGE 59> when the companies are members of a tight power pool.
WPL Holdings, Inc.,et. al., HCAR Nos. 35-26856 and 70-8891
(April 14, 1998); Conectiv, supra.; UNITIL Corp., HCAR No. 25,524 (April 24, 1992); Northeast Utilities, HCAR No. 25,221 (December 21, 1990). In these cases, the Commission found that the utilities and the holding company systems were physically capable of supplying power to each other through wheeling or power pool arrangements. The facts of this case also are strikingly similar to those of UNITIL, supra. There, the Commission approved a new holding company system that was different than prior proceedings. In particular the Commission noted that there would be no particular line through which transfers of power would take place amongst the companies. Instead power would be delivered through a nonaffiliate system and a transmission charge would be paid to the transmission facility owner. Likewise, the operating public utility companies did not own or operate any generation facilities. The same facts arise here: neither of the four operating companies own generation and all must rely upon third parties to transmit purchased power. In UNITIL, the Commission found that the Companies would be indirectly connected through the NEPOOL-designated transmission facilities and other nonaffiliate transmission facilities pursuant to the NEPOOL Agreement and other separate agreements with nonaffiliate companies. NEPOOL is a tight power pool like PJM. As the Commission stated in UNITIL, NEPOOL and PJM are comparable power pools. The only difference between the two is NEPOOL's determination of planned maintenance outages for the power pool's generating units. <PAGE 60>
          The PJM Transmission Tariff applies its provisions to a regional transmission service that allows network resources and loads to be integrated over the eight utility PJM transmission member systems, including the systems that interconnect with Citizens', Wellsboro, Tri-County and Claverack. The later three electric utilities are interconnected by the same PJM member, GPU Energy, Inc.
          In addition, the companies will be interconnected through their interests in their right to use extra high voltage transmission facilities, as well as through their contractual rights to use the transmission facilities of other members of the PJM regional power pool. Those transmission systems will now be integrated even to a greater degree than when examined by the Commission in UNITIL because transmission will be rendered on a regional,integrated basis across all transmission owners' network. While the statutory definition assumes that the holding company would coordinate the operations of the integrated system, the Commission recognized that Congress did not intend to impose rigid concepts but instead expressly included flexible considerations to accommodate changes in the electric industry. Mississippi Valley Generating Co., 36 S.E.C. 159 (1955). Thus the Commission has considered advances in technology and the particular operating circumstances in applying the integration requirements. See, for example New England Electric System, 38 S.E.C. 159 (1958). Thus in Northeast Utilities, supra. the Commission held that the operation of the generating and transmitting facilities of the operating company is coordinated and centrally dispatched under the NEPOOL agreement. Thus the
<PAGE 61> UNITIL companies could be economically operated as a single interconnected and coordinated system through the operating companies' participation in NEPOOL.
          Likewise here the PJM system will be integrated. The PJM Office of Interconnection will operate the PJM Control Area; receive and act upon applications for transmission service; conduct system impact and facilities studies; schedule transactions; and direct redispatch, curtailment and interruption. PJM Interconnection, 81 FERC para. 61257 (1997). Indeed FERC has characterized the system as integrated stating that the PJM grid will now be planned and operated as a single integrated network. Thus, any customer-owned distribution facilities integrated with the facilities of one transmission owner will, by definition, be integrated with each of the eight transmission owning members.
          It is anticipated that Citizens and Wellsboro will both be members of the PJM pool, which is the largest single control area and type power pool in the Country. In order to achieve economy and reliability in bulk power supply within the PJM region, PJM members coordinate the planning and coordination of their systems, share installed and operating reserves to reduce installed generator requirements, and participate in centralized unit commitments, coordinated by lateral transactions, and instantaneous real-time dispatch of energy resources to meet customer load requirements throughout the PJM interconnection.
          It should be noted that the FERC, as indicated earlier, has approved the comprehensive restructuring of the PJM
<PAGE 62> interconnection.  In its Order, the FERC stated that the PJM Operating Agreement establishes:
               "PJM-OI as an independent body to operate the [system], administer the PJM Transmission Tariff, operate the pool spot energy market, referred to as the Power Exchange (PX), approve a regional transmission expansion plan, and administer certain aspects of the Owner's Agreement and Reliability Agreement. The PJM Operating
          Agreement provides that an independent Board of Managers (PJM Board) would be responsible for supervision and oversight of the day-to-day operations of the PJM Pool through PJM-OI, with the PJM Board's primary responsibilities being to ensure that the [system's] functions are accomplished in a manner consistent with: (1) the safe and reliable operation of the PJM Pool;
          (2) the creation and operation of a robust, competitive, and non-discriminatory electric market in the PJM Control Area; and (3) the principle that a member or group of members shall not have undue influence over the operation of the PJM Pool. The PJM Operating Agreement also calls for the formation of a member's committee, in which all PJM members will vote on the basis of the following sectors: Generation Owners, Other Suppliers, Transmission Owners, Electric
          Distributors, and End-Use Customers. The rights reserved to the members are to elect the PJM
          Board, amend or terminate the PJM Operating
          Agreement, and provide advice and recommendations to the PJM Board and PJM-OI. The PJM Operating Agreement also creates Users Groups, which allow members sharing a common interest to bring matters before the Members Committee and, if necessary, the PJM Board."

Pennsylvania-New Jersey-Maryland Interconnection, et al., 81 FERC Paragraph 61,256 at 62,235-62,236.
          It should also be emphasized that the PJM is creating several historic documents which will influence the ability to transmit power in and through the PJM control area. The three documents created include the Transmission Owner's Agreement, the PJM Transmission Tariff, and the Reliability Agreement. Those documents are described below. <PAGE 63>
          The FERC indicated in its Order that the Owner's
Agreement provides:
               ". . .that owners of transmission facilities in the PJM Control Area have agreed to offer regional transmission service under non-pancake rates, and to transfer to the [system] the responsibility for administration of the PJM Transmission Tariff and regional transmission planning and operations. The Owner's Agreement also creates an Administrative Committee of Transmission Owners that may make recommendations to the [operator], but that committee is expressly denied the ability to exercise any control over the functions and responsibilities transferred to the [operator]."

          In addition, the FERC Order describes the PJM Transmission Tariff as follows:
               ". . .PJM-OI will offer pool-wide access transmission service throughout the PJM Pool via the facilities of the eight PJM Companies. All transmission services will be subject to a single, non-pancake rate based on the cost of the individual utility's transmission system where the point of delivery is located."

          Finally, the FERC's Order describes the Reliability Agreement as follows:
               ". . .it is intended to govern installed capacity reserves sharing obligations in the PJM Pool. The Reliability Agreement modifies traditional reserves sharing within PJM for purposes of accommodating the introduction of retail choice in portions of the PJM Control Area. Only Load Serving Entities, defined as any utility that sells power at retail to loads within the PJM Control Area, will be parties to the Reliability Agreement. The Reliability Agreement will be administered by a committee containing representatives of each party, with all day-to-day functions delegated to PJM-OI."

Id. at 62,236.

          The Commission previously has stated that the physical interconnection requirements of the Act are satisfied on the basis of contractual rights to use third-parties' transmission
<PAGE 64> lines when the companies both were members of the same type power pool. In UNITIL, UNITIL's public utility subsidiary companies and Fitchburg Gas and Electric Light Company were indirectly interconnected through the New England Power Pool ("NEPOOL") designated facilities and other non-affiliate transmission facilities pursuant to the NEPOOL Agreement. While there was no particular transmission lines through which transfers of powers would be made among the UNITIL Companies, power would be delivered through a nonaffiliate system and a transmission charge would be paid to the owners of the facilities. The Commission found that the UNITIL Companies' contractual arrangements for transmission service established that the UNITIL electric system would satisfy the physical interconnection requirement of the Act. For the same reasons, C&T satisfies the physical interconnection requirement of the Act.
          While Wellsboro and Citizens now achieve integration comparable to that found in UNITIL and Northeast Utilities under the current PJM Interconnection Agreement, PJM members as indicated above, restructured the organization in ways that will expand the available mechanisms for integrating the C&T and Wilderness systems. Under the PJM Open Access Tariff, all entities can obtain network integration transmission service throughout the PJM control area to deliver capacity and energy from designated generation resources to the utility's electric customers. The amended PJM Interconnection Agreement provides for coordination of electric system loads, electric generating capacities and electric transmission facilities. The amended PJM
<PAGE 65> Interconnection Agreement provides that the members will establish a bid-based wholesale energy market in which any participant may buy and sell energy, and for the PJM control center to schedule and dispatch generation on the basis of least-cost, security-constrained dispatched, and the prices and operating requirements of customers.
          C&T also satisfies the second of the Commission's requirements that utility assets, under normal conditions, may be economically operated as a single interconnected and coordinated system. Cities Services Company, 14 SEC at 55. The Commission has interpreted this language to refer, among other things, to the physical operation of utility assets as a system in which the generation and/or flow of current within the system may be controlled centrally and allocated as needed or economy dictates. North American Company, 11 SEC 194 (1942), aff'd, 133 F.2d 148 (2nd Cir. 1943), aff'd on constitutional issues, 327 U.S. 686
(1946). The Commission has considered advances in technology and the particular operating circumstances in applying the integration standards. In approving the acquisition of the Public Service Company of New Hampshire by Northeast Utilities, the Commission noted that "the operation of generating and transmission facilities of PSNH and the Northeast operating companies is coordinated and centrally dispatched under the NEPOOL Agreement." Northeast Utilities Co., HCAR No. 25,221 at
n. 85. Similarly, in UNITIL, the Commission concluded that the combined electric utility assets of the companies may be operated as a single interconnected and coordinated system through their participation in NEPOOL. For the same reasons Tri-County,
<PAGE 66> Claverack, C&T and Wilderness are able to operate their utility assets as a single interconnected and coordinated system. Electrical power requirements will be centrally coordinated by a power center and dispatched to Citizens' or Wellsboro on the basis of need, reliability, reserve commitments and economic pricing principles.
          The Commission's third requirement is also satisfied. The C&T and Wilderness electric system will operate in a single area or region. The small size of the areas covered by Tri-County, Claverack, Citizens' and Wellsboro is comparable to the ares approved by the Commission in UNITIL and Northeast Utilities. The system will be confined to operations entirely within the Commonwealth of Pennsylvania and in particular in several contiguous counties in Northern and Central Pennsylvania. It should be noted that in the 1995 Report, the division has stated that the evaluation of a "'single area or region' portion of the integrated requirement should be made. . .in light of the affect of technological advances on the ability to transmit electrical energy economically over a longer distance, and other developments in the industry, such as brokers and marketers, that affect the concept of geographical integration." 1995 Report at 72-74. The 1995 Report also recommends primacy be given to "demonstrated economies and efficiencies to satisfy the integration requirements." 1995 Report at 73. As set forth in
Item III.A.2(b)(i), the acquisition will result in economies and efficiencies for the utilities and, in turn, their customers.
          Finally, with respect to the Commission's fourth requirement, C&T's electric system will not be so large as to
<PAGE 67> impair the advantages of localized management,
efficient operations, and the effectiveness of regulation. After the acquisition, Citizens' will maintain its system headquarters in Lewisburg, Pennsylvania. This structure will preserve all the benefits of localized management that Citizens' and Wellsboro presently enjoy while simultaneously allowing for the efficiencies and economies that will derive from a future strategic alliance. Citizens will maintain its existing management team. It will continue its focus on the Lewisburg area. Likewise, Tri-County and Claverack will maintain their existing management team focusing on the rural and residential basis of their systems. Furthermore, as described earlier, the system will facilitate efficient operation.
          Additionally, the C&T system will not impair the effectiveness of state regulation. Citizens' and Wellsboro will continue their separate existence as before and their utility operations will remain subject to the same comprehensive regulatory authority, the Pa PUC. As noted earlier, the Pa PUC will maintain jurisdiction to control all affiliate transactions between Citizens', Wellsboro and the two rural cooperatives. Costs charged by the holding companies to their affiliated operating companies will be subject to the ratemaking review of
the Pa PUC.   Pursuant to the recommendations contained in the
1995 Report, this last factor of state control is significant as the Division stated therein "when the affected state and local regulators concur, the [Commission] should interpret the integration standard flexibly to permit non-traditional systems if the standards of the Act are otherwise met," especially where
<PAGE 68> these mergers will result in a system similar to a traditional holding company system.  1995 Report at 74.
          3.   Section 10(f)
          Section 10(f) provides that:
               "The Commission shall not approve any
          acquisition as to which an application is made under this Section unless it appears to the satisfaction of the Commission that such state laws as may apply in respect to such acquisition have been complied with, except if the Commission finds that compliance with state laws would be detrimental to the carrying out of the provisions of Section 11.

          As described in Item IV of this Application/
Declaration, and as evidenced by the Application before the Pa PUC all relating to the acquisition, C&T intends to comply with all applicable state laws related to the proposed transaction. A timed-stamped copy of the Pa PUC Application is attached hereto as Exhibit D-1
          4.   Section 3(a)(1)
          C&T requests that the Commission issue an order under
Section 3(a)(1) declaring that it is exempt from all provisions of the Act except Section 9(a)(2). This type of corporate structure was selected because Pennsylvania law prohibits the direct ownership of an Investor Owned Utility by a rural cooperative. Pennsylvania Rural Electric Cooperative Law of 1990, 15 P.S. Section 7321(a)(1). Thus the need to interpose a holding company between two essentially operating public utilities. Section 3(a)(1) of the Act provides that the Commission may issue the above-requested order to a holding company, if: <PAGE 69>
          such holding company, and every subsidiary
          company thereof, which is a public utility
          company from which such holding company
          derives, directly or indirectly, any material
          part of its income, are predominantly
          intrastate in character and carry on their
          business substantially in a single state in
          which such holding company in every such
          subsidiary company thereof are organized.
C&T and its public utility subsidiary following the stock acquisition, Citizens', will all be Pennsylvania corporations operating wholly in the Commonwealth of Pennsylvania and therefore meet the latter half of the Section 3(a)(1) test. In addition, Wilderness and Wellsboro are likewise Pennsylvania corporations operating wholly in the Commonwealth of Pennsylvania.
          With regard to the first half of the test, in determining whether a company's operations are "predominantly intrastate in character," the above entities meet this test. As noted above, all of the service territory, customers, property/ equipment, and sales will be wholly within the Commonwealth of Pennsylvania. As a result, C&T and Citizens' operations are totally intrastate in character. Because C&T and Citizens' meet both parts of the test, C&T is entitled to an exemption pursuant to Section 3(a)(1) of the Act.
          Further, the acquisition does not change or modify in any way the corporate structure of the Wilderness holding company system. Wilderness and its operating subsidiary public utility are both Pennsylvania companies and operate solely within the Commonwealth of Pennsylvania. All revenues are derived from these intrastate operations. <PAGE 70>
          Likewise, Tri-County and Claverack are Pennsylvania corporations and as holding companies their operating revenues are derived substantially and materially from intrastate operations. All business activities are carried on substantially in the state of incorporation. Thus they are entitled to the
Section 3(a)(1) exemption.
          5.  Section 3(a)(2)
          Section 3(a)(2) of the Act provides an exemption for a holding company if "such a holding company is predominately a public utility company whose operations as such does not extend beyond the State in which it is organized and states contiguous thereto". There is no numerical test to determine the "predominate" test. Houston Industries, Inc, HCAR Nos. 35-26744 and 70-8907 (July 24, 1997). Generally the Commission has examined several key factors to determine whether a holding company is predominately a public utility under this exemption. Those factors generally include a comparison of the gross utility operating revenues, net income and utility plant amounts for the various entities. The Commission gives greatest weight to the gross utility operating revenues. Houston, supra.
          A comparison of the 1997 utility operating revenues reveals a ratio of 25.83% for Claverack and 67.18% for Tri-County. Clearly the Claverack ratio is consistent with prior Commission precedent. Thus Claverack also would qualify for a
Section 3(a)(2) exemption. The Tri-County ratio, however, exceeds the amount found acceptable in Houston, supra. The rationale of Houston, however, would apply here in the instant proceeding. Namely the designated corporate structure is a
<PAGE 71> result of state law requirements, see discussion above, and not intended to evade regulatory jurisdiction. Indeed, the transactions between the holding companies and their operating affiliates will be subject to pervasive Pa PUC review. Tri-County will not be an unregulated entity through which potential abuses could be perpetrated. Its utility actions will be subject
to regulation by the U.S. Department of Agriculture.   Thus Tri-
County also qualifies for a Section 3(a)(2) exemption. There is little possibility that the holding company will be used to evade state jurisdiction.
Item 4.   REGULATORY APPROVALS
          Set forth below is a summary of the regulatory approval that C&T has obtained or expects to obtain in connection with the acquisition.
     A.   Antitrust
          The HSR Act and the regulation and rules thereunder provide that certain transactions may not be consummated until certain information has been submitted to the DOJ and FTC. C&T need not provide such information.
     B.   State Public Utility Regulation
          Pennsylvania: Pursuant to Pennsylvania statute, the transfer to any person or corporation of the stock, including a transfer by sale, of any jurisdictional public utility must be approved by the Pa PUC. The Pa PUC will approve such transfers upon a showing that the merger will affirmatively meet the public interest and will affirmatively promote the service, accommodation, convenience or safety of the public in a substantial way. C&T and Citizens applied for Pa PUC approval on September 15, 1998. In addition, the Pa PUC must examine the acquisition in light of market power.

Item 5    PROCEDURE
          The Commission is respectfully requested to issue and publish not later than October 1, 1998, the requisite notice under Rule 23 with respect to the filing of the Application, such notice to specify a date not later than October 26, 1998 by which comments may be entered and a date not later than November 16, 1998 as the date after which an order of the Commission granting and permitting this Application to become effective may be entered by the Commission.
          It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed acquisition. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's Order and the date on which it is to become effective.

Item 6    EXHIBITS AND FINANCIAL STATEMENTS

A.   EXHIBITS

     A-1  Tri-County Articles of Incorporation
     A-2  Claverack Articles of Incorporation
     A-3  C&T Articles of Incorporation
     A-4  Citizens' Articles of Incorporation
     A-5  Wilderness Articles of Incorporation
     A-6  Wellsboro Articles of Incorporation

     B-1  January 5, 1998 Memorandum of Understanding
     B-2  Tender Offer
     B-3  Second Amended Memorandum of Understanding
     B-4  May 28, 1998 Partnership Agreement

     D-1  Pennsylvania Public Utility Commission Application

     E-1 Map of Citizens' and Wellsboro Systems (not filed electronically)

     F-1  Opinion of Counsel (to be filed by amendment)
     F-2 "Past Tense" Opinion of Counsel (to be filed by amendment)

     G-1  Proposed Form of Public Notice


B.   FINANCIAL STATEMENTS

     FS-1 Consolidated Financial Statements of Tri-County for years ended December 31, 1997 and 1996 (not filed electronically)

     FS-2 Consolidated Financial Statements of Claverack for years ended December 31, 1997 and 1996 (not filed electronically)

     FS-3      Audited Financial Statements of Citizens' Electric
               Company for year ended December 31, 1997 and 1996
               (not filed electronically)

     FS-4      Audited Financial Statements of Wellsboro Electric
               Company for year ended December 31, 1997 and 1996
               (not filed electronically)

Item 7    INFORMATION AS TO ENVIRONMENTAL EFFECTS
          None of the matters that are the subject of this application and declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this application will not result in changes in the operation of the company that will have an impact on the environment. C&T is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transaction that is the subject of this application.

                            SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this application and declaration to be signed on its behalf by the undersigned.
                         C&T Enterprises, Inc.
                         /s/ Kenneth Zielonis
                         Kenneth Zielonis, Esq.
                         STEVENS & LEE
                         208 North Third Street, Ste. 310
                         P.O. Box 12090
                         Harrisburg, PA  17108-2090

                         Attorneys for C&T Enterprises, Inc.

                         EXHIBIT A-1


                     ARTICLES OF ASSOCIATION

                               OF

       TRI-COUNTY RURAL ELECTRIC CO-OPERATIVE ASSOCIATION


     In compliance with the requirements of an act entitled "An act to encourage and authorize the formation of co-operative associations, productive and distributive, by farmers, mechanics, laborers or other persons," approved June 7, 1887, the undersigned, desiring to form an association thereunder do hereby certify:

     1.   The name of the Association is the Tri-County Rural
Electric Co-operative Association.

     2. The principal office of the Association is to be located in Mansfield Borough, County of Tioga, Commonwealth of
Pennsylvania.

     3. The purpose or object for which the Association is formed is: to manufacture, generate, purchase, acquire and accumulate electric energy for its members and to transmit, distribute, furnish, sell and dispose of such electric energy to its members and to construct, erect, purchase, lease as lessee and in any manner acquire, own, hold, maintain, operate, sell, dispose of, lease as lessor, exchange and mortgage plants, buildings, works, machinery, equipment, supplies and transmission and distribution lines or systems and any and all other real and personal property.

     4. The capital stock of the Association is fixed at Five Thousand Dollars ($5,000.00).
  <PAGE 1>
     5. The amount of each share of permanent stock is Five Dollars ($5.00) and such shares shall be paid for in cash before the insurance of stock certificates therefor. No ordinary stock is to be issued.

     6. Five Hundred Dollars ($500.00) of capital stock shall actually be paid in before the Association ____________________ business _____________________________________________________.

     7. Membership may be obtained on the following terms: the undersigned shall be members as soon as these Articles of Association are made, filed and recorded, ____________________ or corporation shall become a member upon the approval by the Board of Directors, or by their duly authorized representative, of an application in which the applicant agrees to (1) purchase at least one share of permanent stock of the Association, (2) use electric energy supplied by the Association, and (3) comply with and abide by the terms and conditions relating to membership contained in the By-Laws of the Association.

     8. The regular or quarterly meetings of the members shall be held on the first Tuesday of January, April, July and October of each year, if not a legal holiday, and if a legal holiday then on the first following day not a legal holiday.

     9. The Association is to have the power to borrow money and otherwise incur indebtedness up to One Million and No/100 Dollars ($1,000,000) and to issue notes, bonds and other evidence of indebtedness and to secure any of its obligations by mortgage, deed of trust or other plead of conveyance of all or any part of its real and personal property, rights, privileges and franchises, and in such manner and upon such terms as its Board of Directors may determine.

     10.  The term of the existence of the Association is thirty
(30) years.
  <PAGE 2>
     11. The names of the first associates, their respective residences and the number of permanent shares held by each of them are:

                                                          NO. OF
     NAME                     RESIDENCE                   SHARES

Harry P. Hulslander           Troy, Pa.                     one
Joseph H. Whitlock            Troy, Pa.                     one
Benjamin P. Braund            Troy, R.D. 3, Pa.             one
R.A. Steadman                 Mansfield, Pa.                one
J. Ward Braund                Troy, R.D. 3, Pa.             one
Howard B. Connelly            Mainesburg, R.D. 1, Pa.       one
William D. Canfield           Columbia Cross Roads, Pa.     one
Mahlon H. Ream                Osceola, Pa.                  one
George E. Bardwell            Snedekerville, Pa.            one
Anne L. Mellett               Gillett, Pa.                  one
Maurice S. Whitlock           Sylvania, Pa.                 one
L.D. Stevens                  Mansfield, R.D. 2, Pa.        one
Frank A. Burleigh             Snederkerville, Pa.           one
Rollin Soper                  Snederkerville, Pa.           one
Mark L. Watkins               Columbia Cross Roads, Pa.     one

     IN WITNESS WHEREOF, the subscribers to these Articles of Association have hereunto subscribed their names.

               Signed

                                             Harry P. Hulslander
                                             Joseph H. Whitlock
                                             Benjamin P. Braund
                                             R.A. Steadman
                                             J. Ward Braund
                                             Howard B. Connelly
                                             William D. Canfield
                                             Mahlon H. Ream
                                             George E. Bardwell
                                             Anne L. Mellett
                                             Maurice S. Whitlock
                                             L.D. Stevens
                                             Frank A. Burleigh
                                             Rollin Soper
                                             Mark L. Watkins


COMMONWEALTH OF PENNSYLVANIA  :
                              :  ss.
COUNTY OF BRADFORD            :

     Before me, a Notary Public, in and for said county, personally came the above named Harry P. Hulslander, R.A.
Steadman, Joseph H. Whitlock, J. Ward Braud, Benjamin P. Braund,
<PAGE 3> Howard B. Connelly, who in due form of law, acknowledged the foregoing instrument to be their ______ and deed for the purposes therein specified.

     WITNESS my hand and official seal this 24th day of October, A.D. 1936.

                              /s/Henrietta Pierce
                              Notary Public

                              March 2, 1937
                              My Commission Expires

(Notary's Seal)


_________________________     ___________________________________


(Notary's Seal)               March 2, 1937
                              My Commission Expires


_________________________     ___________________________________


     Filed in the Office of the Secretary of the Commonwealth, on the 6th day of November, A.D. 1936.

                              J. WARREN NICKLE
                              Deputy Secretary of the
                              Commonwealth Coop. Ch. Bk. No. 1
                              Page 253


                  Commonwealth of Pennsylvania
                       Department of State

OFFICE of the SECRETARY of the COMMONWEALTH

                                             Harrisburg,
                                             November 10, 1936.

Pennsylvania, ss:

     I DO HEREBY CERTIFY, That the foregoing and annexed is a full, true and correct copy of Articles of Association of the "TRI-COUNTY RURAL ELECTRIC CO-OPERATIVE ASSOCIATION," as same appears of record and remains on file in this Office. <PAGE 4>

     IN TESTIMONY THEREOF, I have hereunto set my hand and caused the seal of the Secretary's Office to be affixed, the day and year above written.

Great Seal                    J. Warren Nickle
                              Deputy Secretary of the
Commonwealth


                   Recorded November 12, 1936



               ______________________        one
               Columbia Cross Roads, Pa.     one


October 11, 1974:   Certified from record this date.
                    Deed Book 211
                    Page 472


                    /s/ Dorothy D. Jones
                    Dorothy D. Jones, Principal Deputy
                    Recorder of Deeds of Tioga County, Pa.

                      ARTICLES OF AMENDMENT

                               OF

       TRI-COUNTY RURAL ELECTRIC CO-OPERATIVE ASSOCIATION

     In compliance with the requirements of Section 35 of the Act of the General Assembly of the Commonwealth of Pennsylvania, known as the "Electric Co-operative Corporation Act," approved June 31, 1937, providing for the amendment to the Articles of any co-operative or non-profit corporation or association, organized for the purpose of engaging in rural electrification, Tri-County Rural Electric Co-operative Association hereby certifies under its corporate seal that:

          1.   Its name is Tri-County Rural Electric Co-operative
Association and its principal office is located at Mansfield, Pennsylvania.

          2. It is a nonprofit cooperative association, incorporated and existing for the purpose of engaging in rural electrification, under the Act of the General Assembly of the Commonwealth of Pennsylvania approved June 7, 1887, as shown by its Articles of Association dated the 6th day of November, 1936, and recorded in the office of the Secretary of the Commonwealth in Charter Book No. 1, page 253, and in the office of the Recorder of Deeds in and for the County of Tioga on the 12th day of November, 1936, in Deed Book No. 211, page 472.

          3. A meeting of the members of the Corporation to take action upon an amendment to its Articles of Association was held on the 6th day of July, 1937, at the principal office of the Corporation, pursuant to written notice mailed to all the members.

          4. At the time of this meeting of the members the authorized number of shares of the capital stock of the Corporation was 1,000, of which 135 shares were issued and
<PAGE 6> outstanding, all of which were owned or held by
132 members of each of whom, regardless of the number of shares owned or held by him, was entitled to one vote and no more on the proposed amendment; by the By-laws a quorum is 10% of the shareholding members but not less than 20 members thereof.

          5. At the meeting of the members of the Corporation held on the 6th day of July, 1936, 26 members were present of whom 26 voted in favor of the resolution amending the Articles of Association of the Corporation in the manner hereinafter set forth and none voted against the resolution; the result being unanimous for the amendment.

          6. At this meeting the following resolutions were adopted by a majority vote of the members present:

          RESOLVED, That the Articles of Association of this Corporation be, and the same hereby are, amended so as to read as follows:

                           ARTICLE I.

          The name of the Corporation is TRI-COUNTY RURAL
ELECTRIC COOPERATIVE, INC.

                           ARTICLE II.

          The purpose for which the Corporation is organized is to engage in rural electrification by any one or more of the following methods:

               (1) the furnishings of electric energy to members in rural areas who are not receiving central station service;
  <PAGE 7>
               (2) assisting in the wiring of the premises of members in rural areas, or the acquisition, supply or installation of electrical or plumbing equipment therein;

               (3) the furnishing of electric energy, wiring facilities, electrical or plumbing equipment or services to any other corporation organized under the "Electric
     Cooperative Corporation Act" or to the members thereof.

                          ARTICLE III.

     The names and addresses of the persons who shall serve as directors and manage the affairs of the Corporation until the next annual meeting of the members or until their successors are elected and qualified are as follows:

     Name                                    Residence

Harry P. Hulslander, Pres.                   Troy, Penna.
Howard Connelly, V. Pres.                    Mainesburg, Pa.
R. A. Steadman, Sec.                         Mansfield, Pa.
L. R. Kennedy, Treas.                        Troy, Pa.
J. Ward Braund                               Troy, Pa.
J. H. Whitlock                               Troy, Pa.
Anne L. Mellett                              Gillett, Pa.
L. D. Stevens                                Roseville, Pa.
Noel Card                                    Lawrenceville, Pa.
Roscoe M. Kemp                               Nelson, Penna.
Mahlon Ream                                  Osceola, Penna.
Bert Doan                                    Knoxville, Pa.
Cass D. Ackley                               Westfield, Penna.
Laurence Hunt                                Westfield, Penna.

                           ARTICLE IV.

     The number of directors to be elected at annual meetings of the members if 14, their tenure of office to be subject to the By-laws of the Association.
  <PAGE 8>
                           ARTICLE V.

     The address of the principal office of the Corporation shall be 22 Main Street, Mansfield, County of Tioga, Pennsylvania, and the name and address of its agent upon whom process may be served is Harry P. Hulslander, Pres. of Mansfield, Pa.

                           ARTICLE VI.

     The duration of the Corporation is perpetual.

                          ARTICLE VII.

     Section 1. In addition to the present members of the Corporation any person, corporation, partnership or body politic in rural areas who or which are not receiving central station service may become a member of the Corporation by: (a) paying such membership fee as shall be specified in the Bylaws of the Corporation; (b) agreeing to purchase from the Corporation the amount of electric energy hereinafter in Section 2 of this Article specified; and (c) agreeing to comply with and be bound by the Articles of Incorporation and Bylaws of the Corporation and any amendments thereto and such rules and regulations as may from time to time be adopted by the Board of Directors of the Corporation; provided, however, that no person, corporation, partnership or body politic, except the present members of the Corporation, or any person, corporation, partnership or body politic hereafter accepted for membership by the members at any meeting thereof, shall become a member in the Corporation unless and until he or it has been accepted for membership by the members at any meeting thereof, shall become a member in the Corporation unless and until he or it has been accepted for membership by the affirmative vote of a majority of the members of the Board of Directors.

     Section 2. Each member shall, as soon as electric energy shall be available, purchase from the Corporation monthly not
<PAGE 9> less than the minimum amount of electric energy which shall, from time to time, be determined by resolution of the Board of Directors of the Corporation and shall pay therefor, and for all additional electric energy used by such member, the price which, from time to time shall be fixed therefor by resolution of the Board of Directors. Each member shall also pay all obligations which may from time to time become due and payable by such member to the Corporation as and when the same shall become due and payable.

     Section 3. The Bylaws of the Corporation may fix such other terms and conditions upon which person shall be admitted to and retain membership in the Corporation not inconsistent with these Articles of Incorporation or the Act under which the Corporation is organized.

                          ARTICLE VIII.

     Section 1. Subject to the provisions of any mortgage or deed of trust given by the Corporation and within sixty (60) days after the expiration of each fiscal year the Board of Directors, after paying or providing for the payment of all operating and maintenance expenses of the Corporation including an amount for prospective operating and maintenance expenses for a reasonable period, and all interest and installments on account of the principal of notes, bonds or other evidence of indebtedness of the Corporation which shall have become due and be unpaid, or which shall have accrued at the end of the fiscal year but which shall not be then due, and after paying or making provision for the payment of all taxes, insurance and all other non-operating expenses which shall have become due and be unpaid, and all taxes, insurance and all other non-operating expenses which shall have accrued at the end of the fiscal year but which shall not be then due, shall apply the revenues and receipts of the Corporation remaining thereafter for the following purposes and in the following order of priority.
  <PAGE 10>
               (1)  the establishment and maintenance of a
     reserve for the payment of interest on and principal of all outstanding notes, bonds or other evidences of indebtedness of the Corporation in an amount which shall equal the amount of principal and interest required to be paid in respect of such notes, bonds or other evidences of indebtedness during the ensuring fiscal year;

               (2)  the establishment and maintenance of a
     general reserve funds of working capital, insurance, taxes, improvements, new construction, depreciation, obsolescence, and contingencies in an account which the Board of Directors shall deem reasonable;

and all revenues and receipts not required for the above and foregoing purposes shall be returned to the members either in cash, in abatement of current charges for electric energy or otherwise, as the Board may decide on the basis and in the manner provided in the Act under which this Corporation is organized; provided, however, that in no case shall any such return be made to any member who is indebted to the Corporation until such indebtedness is paid or arrangements in respect thereof satisfactory to the Board of Directors shall have been made.

     Section 2. At least ten per centrum (10%) of the total number of members of the corporation present in person or represented by proxy but not less than twenty (20) Members shall constitute a quorum for the transaction of business at all meetings of the members so long as the total number of members does not exceed three hundred (300). In case the total number of members exceeds three hundred (300), then and in such case five per centrum (5%) of the total number of members present in person or represented by proxy, but not less than thirty (30) in number, shall constitute a quorum for the transaction of business at all meetings of the members.
  <PAGE 11>
     Section 3. The Board of Directors shall have power to make and adopt such rules and regulations, not inconsistent with these Articles of Incorporation or the Bylaws of the Corporation, as it may deem advisable for the management, administration and regulation of the business and affairs of the Corporation.

     Section 4. The private property of the members of the Corporation shall not be subject to the payment of, and no member shall be individually responsible for, corporate debts to any extent whatever.

     RESOLVED, FURTHER, That the President and the Secretary of this Corporation be and they are hereby authorized, empowered and directed to execute, under the corporate seal of the Corporation, Articles of Amendment to the Articles of Association of this Corporation and to file such Articles of Amendment with the Department of State of the Commonwealth of Pennsylvania, and to file for recording a certified copy of such Articles of Amendment in the office of the Recorder of Deeds of the County in which the principal office of the Corporation is located.

          IN TESTIMONY WHEREOF, Tri-County Rural Electric
Co-operative Association has caused these Articles of Amendment to be signed by its President and its corporate seal, duly attested by its Secretary, to be hereunto affixed this 6th day of July, 1937.

                              TRI-COUNTY RURAL ELECTRIC
                              COOPERATIVE ASSOCIATION


                              By_________________________________
                                   President


Attest:


_________________________
     Secretary

COMMONWEALTH OF PENNSYLVANIA  :
                              :  ss.
COUNTY OF TIOGA               :

          BE IT REMEMBERED that on this 6th day of July, 1937, before me, a Notary Public in and for the County aforesaid, personally appeared Harry P. Hulslander, President and R.A. Steadman, Secretary, of Tri-County Rural Electric Co-operative Association, the corporation named in and which executed the foregoing Articles of Amendment, who being severally duly sworn, did depose and say that they were personally present at the execution of the foregoing Articles of Amendment and saw the common or corporate seal of Tri-County Rural Electric Co-operative Association affixed thereto; that the seal affixed thereto is the common or corporate seal of the corporation; that the foregoing Articles of Amendment were duly signed, sealed and delivered by, and as and for the act and deed of the Tri-County Rural Electric Co-operative Association, by the authority and at the direction of the members of the Corporation, and that the names of Harry P. Hulslander as President and of R.A. Steadman, as Secretary subscribed thereto are in their proper and respective handwritings.

                              /s/ Harry P. Hulslander

                              /s/ R.A. Steadman

Sworn and subscribed before
me this 6th day of July, 1937.


____________________________
     Notary Public


My Commission expires:

(SEAL)
  <PAGE 13>
     Approved and filed in the Department of Sate, on the 29th day of October, A.D. 1937.

                              ___________________________________
                                   Secretary of the Commonwealth


Coop. Ch. & Amndt. Bl, No. 385 Page 5

                                                  EXHIBIT A-2


DSCB-56 (Rev. 9-67)


                  COMMONWEALTH OF PENNSYLVANIA

                       DEPARTMENT OF STATE



TO ALL TO WHOM THESE PRESENTS SHALL COME, GREETING:

     WHEREAS, In and by Section twenty-seven of the "Electric Cooperative Corporation Act," P.L. 1969, approved the 21st day of June, Anno Domini one thousand nine hundred and thirty-seven, as amended, the Department of State is authorized and required to issue a

                    CERTIFICATE OF AMENDMENT

evidencing the amendment of the Articles of Association of a Cooperative Association organized under or subject to the provisions of the Act of June 21, 1937,

     WHEREAS, The stipulations and conditions of that law pertaining to the amendment of Articles of Association have been fully complied with by

               CLAVERACK ELECTRIC COOPERATIVE INC.

                         name changed to

           CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.

     THEREFORE, KNOW YE, That subject to the Constitution of this Commonwealth, and under the authority of the "Electric Cooperative Corporation Act," I DO BY THESE PRESENTS, which I have caused to be sealed with the Great Seal of the Commonwealth, extend the rights and powers of the association named above, in
<PAGE 1> accordance with the terms and provisions of the Articles of Amendment presented by it to the Department of State, with full power and Authority to use and enjoy such rights and powers, subject to all the provisions and restrictions of the Electric Cooperative Corporation Law and all other applicable laws of this Commonwealth.

                              GIVEN under my Hand and the Great
                              Seal of the Commonwealth, at the
                              City of Harrisburg, this 8th day of
                              December in the year of our Lord
                              one thousand nine hundred and
                              seventy-one and of the Commonwealth
                              the one hundred and ninety-sixth.


                              /s/ C. DeLares Tucker
                              Secretary of the Commonwealth
                                        jmw

     I, Harry W. Smith, President of Claverack Rural Electric Cooperative, Inc., of R. D. #2, Wysox, Pennsylvania, do hereby certify that the annual meeting of the members of the said co-operative was held at Wysox, Pennsylvania, at 1 p. m. on the 19th day of August, 1971, pursuant to written notice given said stockholders more than sixty (60) days prior to meeting, all in conformity with the Act of Assembly of the Commonwealth of Pennsylvania, cited as "Electric Co-Operative Corporation Act" June 21, 1937, P. L. 1969, referring particularly to Section 9 under Powers of Corporation and section relative to amendment of Articles of Incorporation. There were present members in excess of 2,000, and the amendments to Articles of Incorporation as passed are as follows:

     ARTICLE I:

          "The name of the Corporation is CLAVERACK RURAL
ELECTRIC COOPERATIVE, INC."

     ARTICLE IV:

          "The number of directors to be elected at annual meetings of the members to be not more than 14.

     ARTICLE V:

          "The address of the principal office of the Corporation shall be R.D. 2, Wysox, County of Bradford, Pennsylvania, and process may be served on the President, Secretary, or General
Manager of the Corporation.

     ARTICLE VII, Section I

          "In addition to the present members of the Corporation any person, corporation, partnership or body politic in rural areas who or which are not receiving central station service may
<PAGE 3> become a member of the Corporation by:  (a) paying such membership fee as shall be specified in the By-Laws of the Corporation; (b) agreeing to purchase from the Corporation the amount of electric energy hereinafter in Section 2 of this Article specified; and (c) agreeing to comply with and be bound by the Articles of Incorporation and By-Laws of the Corporation and any amendments thereto and such rules and regulations as may from time to time be adopted by the Board of Directors of the Corporation."

     ARTICLE VII, Section 2

     "Each member shall, as soon as electric energy shall be available, purchase from the Corporation not less than the minimum amount of electric energy which shall, from time to time, be determined by resolution of the Board of Directors of the Corporation and shall pay therefor, and for all additional electric energy used by such member, the price which, from time to time, shall be fixed therefor by resolution of the Board of Directors. Each member shall also pay all obligations which may from time to time become due and payable by such member to the Corporation as and when the same shall become due and payable.

     ARTICLE VIII, Section 2

          "Five per centum (5%) of the total number of members present in person but not less than thirty (30) in number shall constitute a quorum for the transaction of business at all meetings of the members.

          I certify that I am the President of the above co-operative and the foregoing amendments represent a true and complete copy of the amendments adopted at said meeting and said amendments have not been rescinded and are now in effect.
  <PAGE 4>
          IN WITNESS WHEREOF, I have hereunto set my hand and affixed the seal of the cooperative this 23rd day of November, 1971.

                              ___________________________________
                                        President

          I, Fred W. Alexander, do hereby certify that I am the Secretary of the Claverack Rural Electric Cooperative, Inc. of R.D. #2, Wysox, Pennsylvania, that I am the keeper of the official records, minutes and seal of the said cooperative and the foregoing amendments represent a true and complete copy of the amendments adopted at said meeting and said amendments have not been rescinded and are now in effect.

          IN WITNESS WHEREOF, I have hereunto set my hand and affix the seal of the cooperative this 23rd day of November, 1971.

                              ___________________________________
                                        Secretary

Approved and filed in the Department of State on the 8th day of December A. D. 1971.

                              ___________________________________
                                   Secretary of the Commonwealth

                      ARTICLES OF AMENDMENT

           Claverack Rural Electric Cooperative, Inc.

          I. This amendment to the Articles of Incorporation of Claverack Rural Electric Cooperative, Inc., is filed according to the provisions of the Electric Cooperative Act of the Commonwealth of Pennsylvania, 1937, June 21, P. L. 1969 Section 1 et seq.

          II. Claverack Rural Electric Cooperative, Inc. has its principal place of business at R.D. #2, Wysox, Pennsylvania.

          III. The Articles of Incorporation of the corporation have been amended as follows: Article VIII, Section 2 of the Articles of Incorporation is amended to read as follows:

          "At least one hundred fifty (150) members present in person shall constitute a quorum for the transaction of business at all meetings of the members."

          IV. The date on which the amendment was adopted was August 5, 1978.

          V. Notice of the meeting at which the amendment was adopted was given each member as provided by the By-laws of the Corporation.

          VI. At the meeting at which the amendment was adopted, a quorum was present as determined by the By-laws of the Corporation and the Articles of Incorporation prior to this amendment.
  <PAGE 6>
          VII. The amendment was approved by a majority of the members present in person or by proxy.


                              /s/ John B. Drake
                                        President

          I, Leo J. Griffith, as Secretary of Claverack Rural Electric Cooperative, Inc., hereby attest that the statements in the foregoing articles are true and that the Articles of Amendment to the Articles of the Corporation were adopted as therein set forth. I have therefore signed these articles and sealed them with the seal of the corporation.

                              /s/ Lee J. Griffith
                                        Secretary


Dated  August 30, 1978

Seal:

COMMONWEALTH OF PENNSYLVANIA  )
                                SS
COUNTY OF BRADFORD            )

          On this, the 31st day of August, A.D., 1978, before me, a Notary Public, personally appeared Leo J. Griffith, known to me or satisfactorily proven to be the person whose name is subscribed to the within instrument, and acknowledged that he executed the same for the purposes therein contained.

          In witness whereof, I hereunto set my hand and official seal.

                                 /s/ Ralph S. Park II
                                        Notary Public

                                   Ralph S. Park II, Notary
                                   Public Standing Stone Twp.,
                                   Bradford Co., Pa.
                                   My Commission Expires
                                   September 6, 1960


Approved and filed in the Department of State on the 11th day of September, 1978.


                              /s/ Bardon A. Fields
                                   Secretary of the Commonwealth
                                                            WF/he

DSCB-56 (Rev. 9-67)                               3-1-78:43 401

                                                            69180

                  COMMONWEALTH OF PENNSYLVANIA


                       DEPARTMENT OF STATE



TO ALL TO WHOM THESE PRESENTS SHALL COME, GREETING:

          WHEREAS, In and by Section twenty-seven of the "Electric Cooperative Corporation Act," P. L. 1969, approved the
21st day of June, Anno Domini one thousand nine hundred and thirty-seven, as amended, the Department of State is authorized and required to issue a

                    CERTIFICATE OF AMENDMENT

evidencing the amendment of the Articles of Association of a Cooperative Association organized under or subject to the provisions of the Act of June 21, 1937,

          WHEREAS, The stipulations and conditions of that law pertaining to the amendment of Articles of Association have been fully complied with by

           CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.

          THEREFORE, KNOW YE, That subject to the Constitution of this Commonwealth and under the authority of the "Electric Cooperative Corporation Act," I DO BY THESE PRESENTS, which I have caused to be sealed with the Great Seal of the Commonwealth, extend the rights and powers of the association named above, in accordance with the terms and provisions of the Articles of Amendment presented by it to the Department of State, with full power and authority to use and enjoy such rights and powers, subject to all the provisions and restrictions of the Electric
<PAGE 9> Cooperative Corporation Law and all other applicable laws of this Commonwealth.

                              GIVEN under my Hand and the Great
                              Seal of the Commonwealth, at the
                              City of Harrisburg, this 11th day
                              of September in the year of our
                              Lord one thousand nine hundred and
                              seventy-eight and of the
                              Commonwealth the two hundred and
                              third.

                              /s/ Barton A. Fields
                                   Secretary of the Commonwealth
                                                            he

                                                  EXHIBIT A-3

Microfilm Number     9851-1481     Filed with the Department of
                                   State on Jul 9, 199__

Entity Number     2825831
                                   Secretary of the Commonwealth


              ARTICLES OF INCORPORATION-FOR PROFIT

                               OF

                     C & T ENTERPRISES, INC.
                       Name of Corporation

              A TYPE OF CORPORATION INDICATED BELOW


Indicate type of domestic corporation:

 X  Business-stock (15 Pa.C.S. Section 1306)

___ Business-nonstock (15 Pa.C.S. Section 2102)

___ Business-statutory close (15 Pa.C.S. Section 2303)

___ Management (15 Pa.C.S. Section 2702)

___ Professional (15 Pa.C.S. Section 2903)

___ Insurance (15 Pa.C.S. Section 3101)

___ Cooperative (15 Pa.C.S. Section 7102)

      DSCB:15-1306/2102/2303/2702/2903/3101/7102A (Rev 91)

     In compliance with the requirements of the applicable provisions of 15 Pa.C.S. (relating to corporations and unincorporated associations) the undersigned, desiring to incorporate a corporation for profit hereby, state(s) that:

1.   The name of the corporation is:  C & T Enterprises, Inc.


2. The (a) address of this corporation's initial registered office in this Commonwealth or (b) name of its commercial registered office provider and the county of venue is:

     (a)  22 North Main Street, Mansfield, PA  16933    Tioga
          Number and Street      City    State  Zip     County
  <PAGE 1>
     (b)  c/o:___________________________________________________
               Name of Commercial Registered              County
                 Office Provider

     For a corporation represented by a commercial registered office provider, the county in (b) shall be deemed the county in which the corporation is located for venue and official publication purposes.

3. The corporation is incorporated under the provisions of the Business Corporation Law of 1988.

4.   The aggregate number of shares authorized is:  100,000
     (other provisions, if any, attach 8 1/2 x 11 sheet)

5. The name and address, including number and street, if any, of each incorporator is:

     Name                               Address

     Robert W. Chappell, Esquire   14 South Main Street,
                                   Mansfield, PA 16933

     ___________________________   ______________________________

6.   The specified effective date, if any, is:
                   date of filing
          month          day       year           hour, if any

7. Additional provisions of the articles, if any, attach an 8 1/2 x 11 sheet.

8. Statutory close corporation only: Neither the corporation nor any shareholder shall make an offering of any of its shares of any class that would constitute a "public offering" within the meaning of the Securities Act of 1933
     (15 U.S.C. Section 77a et seq.)

9. Cooperative corporations only: (Complete and strike out inapplicable term). The common bond of membership among its members/shareholders is: __________________________________

IN TESTIMONY WHEREOF, the incorporator(s) has (have) signed these Articles of Incorporation this 8th day of July, 1998.


_________________________     ___________________________________
     (Signature)                        (Signature)

                PENNSYLVANIA DEPARTMENT OF STATE            140
                       CORPORATION BUREAU
                 ROOM 308 NORTH OFFICE BUILDING
                          P.O. BOX 8722
                   HARRISBURG, PA  17105-8722




C & T ENTERPRISES, INC.



     THE CORPORATION BUREAU IS HAPPY TO SEND YOU YOUR FILED
DOCUMENT.  PLEASE NOTE THE FILE DATE AND THE SIGNATURE OF THE
SECRETARY OF THE COMMONWEALTH.  THE CORPORATION BUREAU IS HERE TO
SERVE YOU AND WANTS TO THANK YOU FOR DOING BUSINESS IN
PENNSYLVANIA.  IF YOU HAVE ANY QUESTIONS PERTAINING TO THE
CORPORATION BUREAU, CALL (717) 787-1057.





                                   ENTITY NUMBER: 2825831

                              MICROFILM NUMBER: 09851

                                                  1481-1482



VAN DER HIEL & CHAPPELL ESQS
PO BOX 57
MANSFIELD PA  16933-0057

                                                  EXHIBIT A-4

                    ARTICLES OF INCORPORATION


                            ARTICLE I

The name of the corporation is:
               Citizens' Electric Company of Lewisburg, Pa.

                           ARTICLE II

The location and post office address of the corporation in this commonwealth is:
               1775 Industrial Boulevard
               Lewisburg, Pennsylvania 17837

                           ARTICLE III

The purpose or purposes for which the corporation is incorporated under the Business Corporation Law of the Commonwealth of Pennsylvania are to engage in, and do any lawful act concerning, any or all lawful business for which corporations may be incorporated under said Business Corporation Law, including, but not limited to, the supply of light, heat and power to the public by means of electricity or by any other means.

                           ARTICLE

The term for which the corporation is to exist is perpetual.

                            ARTICLE V

The aggregate number of shares which the corporation shall have authority to issue and the par value thereof are:

          200,000 shares of common stock having a par value of $10.00 per share.

                           ARTICLE VI

The corporation may issue or sell shares, option rights, or securities having option rights for money or otherwise without first offering them Lo shareholders of any class or classes.

                           ARTICLE VII

A majority of the directors may make, amend, alter, or repeal the Bylaws with respect to those matters which are not, by statute, reserved exclusively to the shareholders, subject always to the power of the shareholders to change such action.
  <PAGE 1>
                          ARTICLE VIII

In an election of directors of the corporation a shareholder shall not have the right to multiply the number of votes to which he may be entitled by the total number of directors to be elected in the same election by the holders of the class or classes of shares of which his shares are a part, and to cast the whole number of such votes for one candidate or distribute them among any two or more candidates.

SEE APPENDIX A ATTACHED

                           APPENDIX A


By resolution adopted November 10, 1971, the Board of Directors authorized submission to a vote of the shareholders at the Annual Meeting to be held January 10, 1972, a proposed amendment of the Articles of Incorporation restating the same in their entirety. The amendment was adopted and endorsed by the Secretary of the Commonwealth.

COMMENTS

The corporation, originally formed under the Corporation Act of 1874, is now governed by the Business Corporation Law of 1933, as amended, a more modern and comprehensive statute which permits much more efficient and less cumbersome corporate procedures.
The Board of Directors considered it desirable to restate the Articles of Incorporation in a form compatible with the Business Corporation Law and up-to-date corporate practice. The following are the principal effects of the restatement of the Articles:

1) The corporate purpose is broadened to take advantage of currently allowable powers to engage in any lawful business permissible to corporations formed under the Business
     Corporation Law;

2) The capital stock, which the company would be authorized to issue is increased from 80,000 shares of $10 par common stock to 200,000 shares of $10 par value per share;

3) The corporation is given the right to issue shares, at its election, free of pre-emptive rights;

4) The Board of Directors is authorized to make, amend, alter, or repeal Bylaws, subject to the power of the shareholders to change such action.

It is the view of the Management that these changes would contribute to the company's ability to operate effectively, commensurate with it's steady growth and increased capital requirements.

By resolution adopted by the Board of Directors for submission to a vote of shareholders at the Annual Meeting held April 9, 1983, Article VIII was added. This article was adopted by the shareholders at the April 1983 meeting and endorsed by the Secretary of the Commonwealth on April 13, 1983.

                            EXHIBIT A

             ATTACHMENT TO ARTICLES OF INCORPORATION

     The provision of the Articles of Incorporation regarding authorized shares (Paragraph 4) shall read in its entirety as follows:

          The aggregate number of shares authorized is 100,000 shares of common stock, having a par value of $0.01 per share.

                                             EXHIBIT A-5

                    ARTICLES OF INCORPORATION

                               OF

                  WELLSBOROUGH ELECTRIC COMPANY

     To the Governor of the Commonwealth of Pennsylvania:  Sir:
In compliance with the requirements of an act of the General Assembly of the Commonwealth of Pennsylvania entitled "An act to provide for the incorporation and regulation of certain corporations," approved the 29th day of April, A.D. 1874 and the several supplements thereto, the undersigned, all of whom are citizens of Pennsylvania having associated themselves together for the purpose hereinafter specified, and desiring that they may be incorporated, and that letters patent may issue to them and their successors according to law, do hereby certify:

          1st. The name of the proposed corporation is Wellsborough Electric company.

          2nd. Said corporation is formed for the purpose of the supply of light, heat and power by means of electricity to the public in the borough of Wellsborough, Pennsylvania.

          3rd. The business of said corporation is to be transacted in Wellsborough, Tioga County, Pennsylvania.

          4th. Said corporation is to exist for the term of Ninety-Nine years.

          5th.  The names and residences of the subscribers and
the number of shares subscribed by each are as follows:
  <PAGE 1>
          Name                Residence           No. of Shares

Hugh Goung               Wellsboro, Pa.                Ten
L. Harrison              Wellsboro, Pa.                Twenty
J. M. Robinson           Wellsboro, Pa.                Twenty
H.C. Goung               Williamsport, Pa.             Ten
Robert K. Goung          Wellsboro, Pa.                Ten

          6th. The number of directors of said corporation is fixed at five and the names and residences of the directors who are chosen directors for the first year are as follows:

          Name                     Residence

     Hugh Goung                    Wellsboro, Pa.
     L. Harrison                   Wellsboro, Pa.
     J. M. Robinson                Wellsboro, Pa.
     H.C. Goung                    Williamsport, Pa.
     Robert K. Goung               Wellsboro, Pa.

          7th. The amount of the capital stock of said Corporation is $7,000.00 divided into Seventy shares of the par value of $100.00 and $700.00 being ten percentum of the capital stock, has been paid in cash to the Treasurer of said corporation whose name and residence are: J. M. Robinson, Wellsboro, Pa.

               Hugh Goung (SEAL)        H.C. Goung (SEAL)
               L. Harrosin (SEAL)       Robert K. Goung (SEAL)
               J.M. Robinson (SEAL)

          State of Pennsylvania, County of Tioga. Before me. H.J. Ripley Recorder ______ in and for the county aforesaid personally came the above named L. Harrison: J.M. Robinson & Robert H. Goung, who in due form of law acknowledged the foregoing instrument to be their act and deed for the purposes therein specified. Witness my hand and seal of office the nineteenth day of March A.D. 1894.

     Homer J. Repler          Recorder       (OFFICIAL SEAL)

     State of Pennsylvania, County of Tioga. Personally appeared before me, this nineteenth day of March A.D. 1894. L. Harrison;
J. M. Robinson, Robert K. Goung who being duly sworn, according
<PAGE 2> to law, depose and say that the statements contained in the foregoing instrument are true.

Sworn and subscribed before me,    J.M. Robinson
the day and year aforesaid         L. Harrison, Robert K. Goung

          Homer J. Ripley          Recorder       (OFFICIAL SEAL)

Executive Chamber. Harrisburg, April 11th 1894. To the Secretary of the Commonwealth: Having examined the within application and found it to be in proper form, and within the purposes of the calls of corporations specified in section two, of the act entitled "An act to provide for the incorporation and regulation of ceratin corporations," approved April 29th, A.D. 1874, and the several supplements thereto, I hereby approve the same and direct that letters patent issue according to law.

          Robt. E. Pattison             Governor.

Secretary's Office.  Pennsylvania ss:  enrolled in Charter Book
No. 43, Page 94.  Witness my hand and Seal of Office at
Harrisburg this eleventh day of April A.D. 1894.

     A.L. Tilden:  Deputy.    Secretary of the Commonwealth
                              (SECRETARY SEAL)

     Recorded April 20, 1894.  Homer Ripley.

                                             EXHIBIT A-6

                                        Filed with the Department
                                        of State on MAR 10, 1994

Microfilm Number___________________

Entity Number______________________     _________________________
                                             Secretary of the
                                             Commonwealth


              ARTICLES OF INCORPORATION-FOR PROFIT

           DSCB: 15-1306/2102/2702/2903/7102A (Rev 90)

Indicate type of domestic corporation (check one):

 X   Business-stock (15 Pa. C.S. Section 1306)

___  Business-nonstock (15 Pa,C.S. Section 2102)

___  Business-statutory close (15 Pa.C.S. Section 2303)

___  Management (15 Pa. C.S. Section 2702)

___  Professional (15 Pa. C.S. Section 2903)

___  Cooperative (15 Pa.C.S. Section 7102A)

     In compliance with the requirements of the applicable provisions of 15 Pa. C.S. (relating to corporations and unincorporated associations) the undersigned, desiring to incorporate a corporation for profit hereby state(s) that:

1. The name of the corporation is: Wilderness Area Utilities, Inc.


2. The (a) address of this corporation's initial registered office in this Commonwealth or (b) name of its commercial registered office provider and the county of venue is:

     (a)  22 North Main Street, P.O. Box 526, Mansfield, PA
          Number and Street                       City   State

          16933-0526
               Zip                                County
  <PAGE 1>
     (b)  c/o:___________________________________________________
               Name of Commercial Registered Office Provider

          _______________________________________________________
                    County

     For a corporation represented by a commercial registered office provider, the county in (b) shall be deemed the county in which the corporation is located for venue and official publication purposes.

3. The corporation is incorporated under the provisions of the Business Corporation Law of 1988.

4.   The aggregate number of shares authorized is:     see
     attachment    (other provisions, if any, attach 8 1/2 x 11
     sheet).

5. The name and address, including street and number, if any, of each incorporator is:

     Name                          Address

        Neal S. West               100 Pine Street, P.O. Box 1166
                                   Harrisburg, PA  17101

     _________________________     ______________________________

6.   The specified effective date, if any, is:
          03       10     1994
          month    day    year    hour, if any

7. Any additional provisions of the articles, if any, attach an 8 1/2 x 11 sheet.

8. Statutory close corporation only: Neither the corporation nor any shareholder shall make an offering of any of its shares of any class that would constitute a "public offering" within the meaning of the Securities Act of 1933
     (15 U S.C. Section 77a et seq.

9. Cooperative corporations only: (Complete and strike out inapplicable term). The common bond of membership among its members/shareholders is: ___________________________________

     IN TESTIMONY WHEREOF, the incorporator(s) has (have) signed
these Articles of Incorporation this 19th day of March, 19    .

   /s/ Neal S. West                ______________________________
     (Signature)

                                                  EXHIBIT B-1


                 WILDERNESS AREA UTILITIES, INC.
________________________________________________________________
 P.O. Box 448 *  22 North Main Street * Mansfield, PA 16933-0448
                 717-662-2175 * Fax 717-662-2142

                   MEMORANDUM OF UNDERSTANDING

     THIS Memorandum of Understanding is entered into by and between Wilderness Area Utilities, Inc., ("Wilderness") and the
Board of Directors, ("Board"), of Citizens' Electric Company
("Citizens").

     WHEREAS, Wilderness desires to acquire Citizens through a tender offer to be delivered to Citizens' Shareholders; and

     WHEREAS, Wilderness desires to obtain the unanimous support of Board;

     THEREFORE the following is put forth:

     1. Wilderness will direct a tender offer of $79.00 per share to all of the shareholders of Citizens.

     2. Wilderness will accept for payment and will pay for, at the time and in the manner set forth in the proposed tender offer, any and all shares properly tendered on or before the Expiration Date of the tender offer.

     3. Wilderness' obligation to accept for payment any and all shares shall be conditioned upon Wilderness receiving a minimum number of proper tenders from Citizens' shareholders equal to or greater than fifty-one (51%) percent of Citizens' total number of outstanding shares.

     4. The tender offer shall be held open for a period of forty-five (45) days. <PAGE 1>

     5. Wilderness will provide all current employees not covered under existing employment agreements a severance agreement that if such employee is terminated within a thirty-six
(36) month period, said period commencing on the day Wilderness assumes control of Citizens, for reasons other than self-caused, such employee shall be entitled to receive one (1) week's salary for each year of service or FIVE THOUSAND and 00/1 00 ($5,000.00) DOLLARS, whichever is greater, in addition to any accrued benefits. Further, all such employees shall not be demoted in pay or position, nor be required to have their location of employment chanced from the Lewisburg service center without the employee's consent.

     6. Wilderness agrees to support and encourage the ratification by the Board of Directors of Citizens in existence after the Wilderness assumes control of Citizens of that certain Agreement concerning the waiver of stock option rights, a copy of which is marked Exhibit "A", attached hereto and incorporated herein by reference.

     7. Wilderness will provide assurance of total necessary funding to Board ten (10) days prior to the issuance of the tender offer.

     8. The proposed tender offer materials will be presented to Board in draft form for review and approval, which approval shall not be unreasonably withheld. If Board does not provide written comments within ten (10) days of receipt of the proposed tender offer materials to Wilderness, Board approval shall be presumed and any right to request further review and approval shall be waived. If Board does not provided approval of the proposed tender offer materials this Memorandum of Understanding shall terminate immediately and any and all obligations shall expire and neither party shall be bound in any manner whatsoever.

     9. Upon signed acceptance of this Memorandum by Citizens, Wilderness will immediately begin preparation of the proposed
<PAGE 2> tender offer.  Said tender offer will be provided
Citizens' shareholders no later than February 15, 1998.

     10. Citizens agrees not to expend or transfer any funds or enter any commitments pending the consummation of the proposed tender offer, except for the payment of the usual, ordinary, and necessary operating expenditures and record liabilities as they mature, unless approved in writing by Wilderness, which approval shall not be unreasonably withheld.

     11. This Memorandum of Understanding shall no longer be of any force or effect in the event the tender offer transaction has not been completed by April 1, 1999; and further, it shall terminate immediately on the event that Wilderness formally notifies Citizens that the tender offer transaction will not be consummated.

     12. This Memorandum of Understanding shall be held open for signed acceptance until 4:00 o'clock p.m. eastern standard time, January 5, 1998. If either party has not executed this Memorandum of Understanding within the aforementioned time any and all obligations shall expire and neither party shall be bound in any manner whatsoever.

Citizens' Electric Company    Wilderness Area Utilities Inc.
Board of Directors

By: /s/  Eric L. Brouse       By: /s/ Robert O. Toombs 1/5/98
   Eric L. Brouse                Robert O. Toombs
   President                     Executive Vice President &
   January 5, 1998               General Manager

                   Offer to Purchase for Cash

         Any and All Outstanding Shares of Common Stock

                               of

           CITIZENS' ELECTRIC COMPANY OF LEWISBURG, PA

                               at

                      $79.00 Net Per Share

                               by

                 WILDERNESS AREA UTILITIES, INC.

                   ___________________________

    THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,
 PHILADELPHIA, PENNSYLVANIA TIME, ON APRIL 10, 1998, UNLESS THE
                       OFFER IS EXTENDED.

                   ___________________________

                            IMPORTANT

          Any shareholder wishing to accept the Offer should either (i) complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal and mail or deliver it and any other required documents to the Depositary and deliver the certificates for such Shares to the Depositary along with the Letter of Transmittal, or (ii) request his broker, dealer, commercial bank, trust company or nominee to effect the transaction for him. A shareholder having Shares registered in the name of a broker, dealer, commercial bank or trust company or nominee must contact such person if he desires to tender such Shares.

          Questions and requests for assistance may be directed to and additional copies of this Offer to Purchase and the Letter of Transmittal may be obtained from Eric L. Brouse at Citizens' Electric Company (717-524-2231) and Alex Hartley at Wilderness Area Utilities, Inc. (717-662-2175).

                        February 13, 1998

                        TABLE OF CONTENTS

                                                       Page


INTRODUCTION ..........................................  1

     1.   Terms of the Offer ..........................  2
     2.   Procedure for Tendering Shares ..............  2
     3.   Withdrawal Rights ...........................  4
     4.   Acceptance for Payment and Payment ..........  5
     5.   Certain Federal Income Tax Consequences .....  6
     6.   Price Range of Shares .......................  7
     7.   Risk Factors For Nontendering Shareholders ..  7
     8.   Certain Information Concerning the Company ..  8
     9.   Certain Information Concerning the Purchaser. 10
     10.  Source and Amount of Funds .................. 11
     11.  Background of the Offer ..................... 11
     12.  Purpose of the Offer ........................ 12
     13.  Extension of Expiration Date ................ 14
     14.  Certain Conditions of the Offer; Termination. 14
     15.  Certain Legal Matters; Regulatory Approvals . 16
     16.  Fees And Expenses ........................... 17
     17.  Miscellaneous ............................... 17

To the Holders of Common Stock
of CITIZENS' ELECTRIC COMPANY OF LEWISBURG, PA


                          INTRODUCTION

          Wilderness Area Utilities, Inc., a Pennsylvania business corporation (the "Purchaser"), which is a wholly owned subsidiary of Tri-County Rural Electric Cooperative Inc., a nonprofit member-owned cooperative ("Tri-County"), hereby offers to purchase any and all issued and outstanding shares of Common Stock, $10.00 par value (the "Shares"), of Citizens' Electric Company of Lewisburg, PA, a Pennsylvania corporation (the "Company"), at $79.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"). Tendering shareholders will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by the Purchaser pursuant to the Offer. The Purchaser will pay all charges and expenses of the depositary, Registrar and Transfer Company (the "Depositary"), in connection with the Offer.

          Consummation of the Offer and acceptance for purchase of any shares tendered in the Offer are subject to the Pennsylvania Public Utility Commission (the "PUC") and the Securities and Exchange Commission (the "SEC") approving the acquisition of the Shares by the Purchaser. Obtaining such approvals may take six months or longer from the date applications for such approvals are filed. The Purchaser and the Company intend to file such applications as soon as practicable. Nevertheless, such approvals may not be obtained until the fourth quarter of 1998 or the first quarter of 1999. If such approvals are not obtained by April 1, 1999, either the Company or Purchaser may terminate the Offer. See "Certain Legal Matters; Regulatory Approvals." For a discussion of the rights of shareholders who tender Shares to receive dividends on and vote such Shares during such period, see "Procedure for Tendering Shares - Certificates of Deposit."

          The Offer is being made pursuant to the Memorandum of Understanding dated January 5, 1998 (the "Memorandum of Understanding") between Purchaser and the Company, a copy of which is attached hereto as Exhibit "A." At the time of the acceptance for payment by Purchaser of Shares tendered pursuant to the Offer, and as a condition thereof, the present directors of the Company will resign and will fill such vacancies with directors designated by Purchaser. As a result, Purchaser will be in control of the management and policies of the Company.

          The terms and conditions of the Memorandum of Understanding are hereby incorporated by reference herein and are part of the Offer. Shareholders are urged to read carefully the
<PAGE 1> Memorandum of Understanding in determining whether or not to tender their Shares.

          The directors of the Company unanimously approved the execution of the Memorandum of Understanding by the Company, and the Board of Directors of the Company has recommended acceptance of the Offer. THE BOARD OF DIRECTORS OF THE COMPANY ADVISES EACH SHAREHOLDER OF THE COMPANY TO MAKE HIS, HER OR ITS OWN DECISION CONCERNING WHETHER TO TENDER HIS, HER OR ITS SHARES PURSUANT TO THE OFFER.

          According to the Company, as of January 31, 1998, there were issued and outstanding 139,472 Shares. Outstanding options for 3,650 shares will not be exercised or paid for pursuant to the Offer, by agreement of the option holders. See "Purpose of the Offer - Stock Option Waiver Agreement." Purchaser does not own or have the right to acquire any Shares.

1.   Terms of the Offer.

          Upon the terms and subject to the conditions set forth in the Offer, Purchaser will accept for payment and will pay for, at the time and in the manner set forth herein, any and all Shares properly tendered on or before the Expiration Date and not withdrawn as provided herein. The term "Expiration Date" shall mean 5:00 p.m., Philadelphia, Pennsylvania time, on April 10, 1998, unless and until Purchaser shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire. For a description of Purchaser's right to extend the period of time during which the Offer is open and to terminate or amend the Offer, see "Extension of Expiration Date" and "Certain Conditions of the Offer; Termination." The date and time on which Purchaser accepts for payment and pays for the Shares tendered pursuant to the Offer shall hereinafter be referred to as the "Closing Date."

          The Company has supplied Purchaser with copies of the Company's shareholder list for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the shareholder list.

2.   Procedure for Tendering Shares.

          To tender Shares pursuant to the Offer, a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal must be received by the Depositary at its address set forth in the Letter of Transmittal and certificates for the Shares to be tendered must be received by the Depositary at such address on or before the Expiration Date.
  <PAGE 2>
Signature Guarantees. No signature guarantee is required if the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith and such holder has not completed the section entitled "Special Payment Instructions" in the Letter of Transmittal, or if such Shares are tendered for the account of an Eligible Institution (as defined below). Except as otherwise provided in the preceding sentence, all signatures on a Letter of Transmittal must be guaranteed by a firm which is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc., or by a commercial bank or trust company having an office, branch or agency in the United States (an "Eligible Institution"). See Instruction 2 of the Letter of Transmittal.

          If a certificate representing Shares is registered in the name of a person other than the signer of a Letter of Transmittal, or if payment is to be made, or Shares not purchased or tendered are to be issued, to a person other than the registered owner, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered owner appears on the certificate, with the signature on the certificate or stock power guaranteed by an Eligible Institution. See Instruction 3 of the Letter of Transmittal.

          THE METHOD OF DELIVERY OF SHARES AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING SHAREHOLDER. IF CERTIFICATES FOR SHARES ARE SENT BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED.

Back-Up Federal Income Tax Withholding. Under the Federal income tax back-up withholding rules, unless an exception applies under the applicable law and regulations, Purchaser may be required to withhold, and will withhold and remit to the United States Treasury, 31% of the gross proceeds paid to a shareholder or other payee pursuant to the Offer, unless the shareholder or other payee provides his taxpayer identification number (employer identification number or social security number) and certifies that such number is correct. Therefore, unless such an exception exists and is proved in a manner satisfactory to Purchaser, each shareholder and, if applicable, each other payee, should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal, so as to provide the information and certification necessary to avoid backup withholding.

Determination of Validity. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. The Purchaser reserves the absolute right to reject any or all tenders of Shares determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right to waive any of the conditions of the Offer or
<PAGE 3> any defect or irregularity in any tender of Shares.
None of the Purchaser, the Depositary, or any other person will be under any duty to give notification of any defect or irregularity in tenders or incur any liability for failure to give any such notifications.

Certificates of Deposit. Each shareholder who tenders shares in the Offer will receive a transferable certificate of deposit (a "Certificate") which will represent the Shares tendered by the shareholder. Each Certificate provides that the registered holder thereof will be entitled to receive all dividends paid and other distributions made with respect to the Shares represented by the Certificate prior to the date such Shares are accepted for payment in the Offer. In addition, the registered holder of such Certificate is entitled to vote the Shares represented by such Certificate at any annual, special, adjourned, or postponed meeting of the Company's shareholders, or in connection with any other action of the Company's shareholders by written consent or otherwise. If the acquisition of the tendered Shares is not approved by the SEC and the PUC or if the Shares are not otherwise accepted for payment by the Purchaser by April 1, 1999, the Shares represented by each Certificate will be returned to the registered holder of such Certificate by the Depositary. The Depositary will maintain a register of the holder of each Certificate, and Certificates may be presented to the Depositary for registration of any transfer of a Certificate. The Depositary, the Company, and the Purchaser shall be entitled to treat the record holder of each Certificate as the owner thereof for the purpose of receiving dividends on and voting the Shares represented thereby.

Approval of Stock Option Waiver Agreement. By executing the Letter of Transmittal, the shareholder shall also be deemed to have approved the arrangements between Purchaser and Eric L. Brouse, Bonnie L. Shadle, Eric W. Winslow, and Kathy A. Zechman, executive officers of the Company (the "Eligible Officers"), which are contained in the Agreement between the Eligible Officers and the Company (the "Stock Option Waiver Agreement"), a copy of which is attached as Exhibit "B". The terms and payments to be made pursuant to such arrangements are described in "Purpose of the Offer - Stock Option Waiver Agreement."

          The tender of Shares pursuant to the Offer will constitute an agreement between the tendering shareholder and Purchaser upon the terms and subject to the conditions of the Offer.

3.   Withdrawal Rights.

          Except as otherwise provided in this Section, tenders of Shares are irrevocable. Shares tendered pursuant to the Offer may be withdrawn by or on behalf of a shareholder (i) at any time prior to the Expiration Date and (ii) at any time after 12:00 Midnight, Philadelphia, Pennsylvania time, April 1, 1999,
<PAGE 4> unless theretofore accepted for payment by the Purchaser as provided in this Offer to Purchase.

          To be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth in the Letter of Transmittal and must specify the name of the person who tendered the Shares to be withdrawn and the number of Shares to be withdrawn. If the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, a signed notice of withdrawal with signatures guaranteed by an Eligible Institution, except in the case of Shares tendered by an Eligible Institution, must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering shareholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not properly tendered for purposes of the Offer. Withdrawn Shares may be retendered, however, by again following the procedures described herein at any time prior to the Expiration Date.

          All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. None of Purchaser, the Depositary, or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

4.   Acceptance for Payment and Payment.

          Upon the terms and subject to the conditions of the Offer, on the Closing Date the Purchaser will accept for payment all Shares properly tendered and not withdrawn on or prior to the Expiration Date. The Closing Date shall occur on the later of
(i) the Expiration Date; or (ii) the date on which all of the conditions to Purchaser's obligation to accept for payment and pay for the Shares have been satisfied or waived. See "Extension of Expiration Date;" "Certain Conditions of the Offer; Termination;" and "Certain Legal Matters; Regulatory Approvals." Following the Closing Date, the Depositary will mail any amounts properly payable to any tendering shareholder of the Company as promptly as practicable.

          For purposes of the Offer, the Closing Date shall have occurred and the Purchaser shall be deemed to have accepted for payment, and thereby purchased, tendered Shares on the date and time that Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for the tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such
<PAGE 5> payments to tendering shareholders.  If certain events occur, Purchaser may not be obligated to purchase Shares pursuant to the Offer and Purchaser or the Company may terminate the Offer. See "Certain Conditions of the Offer; Termination."

          If tendered Shares are not purchased pursuant to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned, without expense to the tendering shareholder, as promptly as practicable following the expiration or termination of the Offer.

          If, prior to the Expiration Date, Purchaser increases the consideration to be paid for Shares pursuant to the Offer, Purchaser will pay such increased consideration for all Shares accepted for payment pursuant to the Offer, whether or not they have been tendered prior to such increase in consideration. If the Purchaser increases the consideration offered, the Offer shall remain open for at least 10 business days from the date that notice thereof is first published or sent or given to holders of Shares.

          Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer or prejudice the rights of tendering shareholders to receive payment for Shares properly tendered and accepted for payment.

5.   Certain Federal Income Tax Consequences.

          Sales of Shares pursuant to the Offer by shareholders of the Company who are subject to federal income tax will be taxable transactions for federal income tax purposes and may also be taxable transactions under applicable state, local, foreign and other tax laws. A shareholder will recognize gain or loss measured by the difference between such shareholder's adjusted tax basis for the Shares tendered by him or her at the time of the sale and the amount of cash received therefor. In general, any gain or loss will be capital gain or loss if the Shares are capital assets in the hands of the shareholder, and generally will be long-term capital gain or loss if such shareholder's holding period for the Shares sold is more than one year.

          Under the Taxpayer Relief Act of 1997, for noncorporate taxpayers, such gain is taxed at different rates, which vary with the taxpayer's holding period for the capital asset. Generally, for capital assets held one year or less, the maximum rate is the highest regular tax rate that applies to the taxpayer's taxable income, exclusive of long-term capital gains, up to a maximum of 39.6%. For capital assets held for more than one year but not more than eighteen months, the maximum rate is 28%. For capital assets held for more than eighteen months, the maximum rate is 20%. Subject to certain limited exceptions, capital losses
<PAGE 6> cannot be applied to offset ordinary income for United
States federal income tax purposes.

          No ruling has been or will be requested from the Internal Revenue Service and no opinion of counsel has been or will be given to the Company as to any of the tax consequences of the transactions discussed in this Offer to Purchase.

          The foregoing is only a general description of certain of the federal income tax consequences to shareholders of the sale of Shares pursuant to this Offer without consideration of the particular facts and circumstances of each shareholder's situation. Each Shareholder is urged to consult its, his or her tax advisor with respect to the federal, state, local and foreign tax consequences of the Offer.

6.   Price Range of Shares.

          The Shares are not listed on any exchange or quoted on the National Association of Securities Dealers Automated Quotation System. While the Shares are quoted in the "pink sheets" there is no established public trading market for the Shares and they are very infrequently traded. During the calendar year ended December 31, 1997, approximately
35,677 Shares were transferred of record. Management of the Company believes that the majority of these transfers were not in fact sales, but instead represented changes in ownership registration.

          The latest price per Share reported to the Company's management to have been paid in an actual transaction was $36.00 per Share paid on January 2, 1998 for 51 Shares purchased.
During 1997, transactions in the Company's Common Stock ranged from $28.75 per Share to $32.00 per Share. Because of the isolated nature of transactions in the Shares, the prices set forth above may not be indicative of the market value of the Shares. According to the Over The Counter (OTC) bulletin board, the last transaction was on September 5, 1997. The per share price was $30.875. The 52 week range was from $29.50 to $31.875. There is an open offer of $55.00 per share at the present time.

7.   Risk Factors For Nontendering Shareholders.

          Shareholders of the Company who fail to tender their Shares in the Offer or who withdraw Shares tendered by them may face certain risk factors if the Offer is consummated. Certain of these risk factors are discussed below:

Control of the Company by Purchaser. If the Offer is consummated, the Purchaser will own at least a majority of the outstanding Shares of the Company. Because shareholders of the Company do not have the right to cumulative voting for election of directors of the Company, the Purchaser will be able to elect all the Company's directors. Accordingly, the Purchaser will control whether or not dividends are paid on the Company's Shares
<PAGE 7> after consummation of the Offer.  In addition, the
Purchaser may cause the Company to incur additional debt and to loan such funds to the Purchaser for the purpose of repaying indebtedness incurred in connection with the Offer or for other purposes.

Second Step Merger. Although it is not obligated to do so, following consummation of the Offer the Purchaser may choose to cause the Company to merge into the Purchaser or another corporation pursuant to which all shareholders of the Company except the Purchaser receive cash for their Shares. The amount of cash paid in such merger may be less than $79.00 per Share. Although any remaining shareholders of the Company should be entitled to exercise dissenters' rights in such merger, no assurance can be given that a court will determine that the Shares are worth at least $79.00 per Share. Accordingly, shareholders who fail to tender their Shares in the Offer could receive less than $79.00 per Share in any such merger.

Market for Remaining Shares. Although there is no established market for the Shares, the purchase by Purchaser of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares. This will adversely affect the liquidity of, and may adversely affect the market value of, the remaining Shares.

8.   Certain Information Concerning the Company.

          The Company is a for-profit regulated public utility, distributing electric service to more than 6,225 customers in parts of Union and Northumberland Counties in central Pennsylvania. Headquartered in the county seat of Lewisburg, Pennsylvania, the Company was incorporated on June 7, 1911. The Company is an investor-owned utility and must adhere to regulations established by the PUC.

          The Company's headquarters and operations center is located on Industrial Boulevard in Lewisburg, Pennsylvania. The Company's payroll consists of 18 full-time employees. The 325 mile electric distribution system is fed from one centrally located substation. Pennsylvania Power and Light currently provides wholesale power to the Company's substation.

          The Company's records for 1996 show residential services making up the bulk of the Company's 6,211 active accounts. Approximately 82 percent (5,105 meters) of the Company's accounts are classified as residential. Nearly 17 percent (1,070 meters) are small commercial/industrial accounts, with the remaining one percent (36 meters) classified as large commercial/industrial accounts.

          The following selected consolidated financial data relating to the Company and its subsidiaries has been taken or derived from the audited financial statements prepared by the Company for the years ended December 31, 1997 and 1996. More
<PAGE 8> comprehensive financial information is included in such audited financial statements, and the financial data set forth below is qualified in its entirety by reference to such documents.

                   CITIZENS' ELECTRIC COMPANY

              SELECTED CONSOLIDATED FINANCIAL DATA

            (in thousands, except per Share amounts)

                                         Year Ended

                                    Dec. 31,     Dec. 31,
                                      1997         1996

Income Statement Information

  Operating Revenues                $9,272       $8,726

  Operating Income                     636          721

  Net Income                           479          497

  Net Income per Share                3.46         3.60

  Dividends per Share                 1.76         1.72


Balance Sheet Information (at
period end):

  Working Capital                   $  661       $  806

  Total Assets                       8,398        7,865

  Long-term Obligations,
    Less Current Maturities             82          112

  Shareholders' Equity               5,857        5,549

          Although Purchaser does not have any knowledge or reason to believe that any information contained herein concerning the Company is untrue or that any significant information has been omitted, Purchaser does not take any responsibility for the accuracy or completeness of the information contained herein or for any failure by the Company to disclose events that may have occurred or which may affect the significance or accuracy of any such information but that are unknown to the Purchaser.
  <PAGE 9>
9.   Certain Information Concerning the Purchaser.

          The Purchaser is a for-profit corporation, headquartered in Mansfield, Pennsylvania. The Purchaser was organized under the laws of the Commonwealth of Pennsylvania as a "C" corporation on March 10, 1994, and is a subsidiary of Tri-County Rural Electric Cooperative Inc., a member owned non-profit electric utility.

          In January 1995, the Purchaser acquired the majority of Wellsboro Electric Company's ("Wellsboro Electric") common stock. Wellsboro Electric is a for-profit electric utility based in Wellsboro, Pennsylvania. Wellsboro Electric currently serves more than 5,500 accounts in Tioga County over an electric distribution system entailing approximately 525 miles of line, one primary substation and three smaller substations/regulators.

          As of December 31, 1996, the Purchaser had assets of $11,991,000, consisting of $7,541,000 in Wellsboro Electric common stock, $3,053,000 in long term loans to Wellsboro Electric, $238,000 in vehicle leases, and $1,159,000 in other miscellaneous assets.

          The following selected consolidated financial data relating to the Purchaser and its subsidiaries has been taken or derived from the unaudited financial statements of the Purchaser for the fiscal year ended December 31, 1996.

                WILDERNESS AREA UTILITIES, INC.,

              SELECTED CONSOLIDATED FINANCIAL DATA

            (in thousands, except per share amounts)


                                     Year Ended
                                  December 31, 1996

Income Statement Information:

  Net Sales                            $ 6,154

  Earnings Before Income Taxes            (285)

  Net Earnings                            (160)

  Earnings per Common Share             (11.09)

  Dividends per Common Share               -0-


Balance Sheet Information:

  Working Capital                          337

  Total Assets                          17,272

  Long-term Debt and Obligations         9,154
  Under Capital Leases, Less
  Current Maturities

  Shareholders' Equity                   2,859

10.  Source and Amount of Funds.

          The total amount of funds required by the Purchaser to purchase all the Shares and to pay related fees and expenses will be approximately $12 million. Purchaser plans to obtain such funds from its cash and from existing credit facilities.

11.  Background of the Offer.

          Realizing the monumental change taking place in the electric industry, Purchaser has sought ways to enhance shareholder value and stabilize it's future in the utility business. Upon obtaining a controlling interest in the Company, Purchaser intends to capitalize on operational efficiencies which should enhance electric service and reliability for all consumers, while at the same time reducing costs for each organization involved through economies of sale. Purchaser believes the opportunity to achieve more leverage in bargaining for better wholesale power rates, provide for mutual assistance
<PAGE 11> during major outages, and gain further efficiencies in material acquisition, customer billing and overall administration is the way to prosper in the new environment.

          Purchaser and the Company have shared services on a limited nature within the past year. Except for the Memorandum of Understanding, no formal contracts have been entered into between the organizations.

          The proposed acquisition has been under consideration for the past year. Negotiations were finalized on January 5, 1998, when a Memorandum of Understanding outlining terms of a proposed tender offer was entered into between the Purchaser and the Company.

12.  Purpose of the Offer.

          The purpose of the Offer is to acquire for cash as many of the Shares as possible. The Offer is being made pursuant to the Memorandum of Understanding. At the time of Purchaser's acceptance of the Shares tendered pursuant to the Offer and as a condition thereof, all of the directors of the Company will resign and fill such vacancies with directors designated by Purchaser.

Memorandum of Understanding. Subject to the satisfaction or waiver by Purchaser of the conditions to the consummation of the Offer, the Memorandum of Understanding provides that Purchaser shall accept for payment and purchase the Shares tendered pursuant to the Offer for $79.00 in cash without interest. In addition, if certain events occur or fail to occur after the date of the Memorandum of Understanding, the Purchaser may terminate and withdraw the Offer. See "Certain Conditions of the Offer; Termination."

Stock Option Waiver Agreement. Pursuant to the Stock Option Waiver Agreement, each Eligible Officer entitled to receive stock options to purchase Shares will be entitled to receive, in full satisfaction of such options, a cash payment equal to such Eligible Officer's annual salary as in effect on the Closing Date. Such amount is payable one-half on the first anniversary of the Closing Date and one-half on the second anniversary of the Closing Date, provided such Eligible Officer is still a full-time employee of the Company at the time such payment is due. The condition that the Eligible Officer be a full-time employee of the Company at such payment date does not apply if (i) the person's full-time employment ended due to death or partial or full disability; (ii) the Company changed the person's duties from what they were at the Closing Date, or (iii) the Company terminated the person's employment, whether with or without cause.

Employee Severance Arrangements. Pursuant to the Memorandum of Understanding, the Purchaser has agreed to provide severance agreements to all current employees of the Company not covered
<PAGE 12> under existing employment agreements.  Such severance agreement will provide that if the employee is terminated within thirty-six (36) months after the Closing Date other than for cause, Purchaser will pay to such employee an amount equal to the greater of (i) $5,000, or (ii) one week's salary for each year of service. In addition, none of such employees will be demoted in pay or position or have his or her location of employment changed from the Lewisburg Service Center without the employees's consent during such thirty-six month period.

Transactions Pending Closing. Pursuant to the Memorandum of Understanding, the Company has agreed that, among other things, except as expressly contemplated by the Memorandum of Understanding, from and after January 5, 1998 and until the Closing Date, the Company will not expend or transfer any funds or enter into any commitments, except for the payment of the usual, ordinary and necessary operating expenses and record liabilities of the Company as they mature.

          The Company has also agreed that it shall provide access to the officers and authorized representatives of Purchaser (i) to its books and records at such times as Purchaser shall reasonably request in order that Purchaser shall have the full opportunity to make such investigation of the assets, liabilities, financial condition, business and affairs of the Company or any subsidiary as Purchaser shall desire, (ii) to all work papers and audit papers prepared by the Company's auditors for the prior fiscal years or periods of the Company and to the due diligence procedures of the Company's auditors, and (iii) to the Company's properties and personnel during normal working hours after prior notice to the Company. Purchaser may terminate the Offer if it is not in its sole opinion reasonably satisfied with the results of its due diligence investigation. See "Certain Conditions of the Offer; Termination."

          The Company has agreed that, unless the Memorandum of Understanding has been terminated by either party, neither the Company, any of its subsidiaries, nor any investment banking firm or financial advisor will, directly or indirectly, initiate discussions or engage in negotiations with, or provide any information to, any person or entity concerning any possible proposal regarding a sale or purchase of capital stock of the Company or a merger, liquidation, consolidation, sale or purchase of assets or other similar transaction involving the Company or any subsidiary, division or major asset of the Company; provided, however, that the Board of Directors of the Company may pursue such a proposal if, upon advice of counsel to the Company, such is necessary under applicable law, and the Board of Directors of the Company concludes that such proposal is more favorable to the shareholders than the Offer or any amendment to the Offer. The Company has agreed to communicate promptly to Purchaser the terms of any proposal or contact which it or any of its subsidiaries may receive in respect of any such transaction and to afford Purchaser the right to match or exceed such other offer. In the event that Purchaser shall choose to match or exceed such other
<PAGE 13> offer, the Purchaser shall give notice thereof to
holders of the Shares and the Offer shall remain open for at least 10 business days from the date such notice is first published or sent or given to holders of Shares. See "Acceptance For Payment and Payment" and "Extension of Expiration Date."

          All costs and expenses incurred in connection with the Memorandum of Understanding and the transactions contemplated thereby (including the Offer) shall be paid by the party incurring them.

          The consummation of the Offer by Purchaser is subject to the satisfaction of certain conditions, and under certain circumstances Purchaser or the Company may terminate the Offer.
See "Certain Conditions of the Offer; Termination."

          The Offer may be amended by Purchaser at any time but no amendment shall be made which decreases the consideration to be received in exchange for any of the Shares pursuant to the Offer or which imposes additional conditions to the acceptance of the Shares by Purchaser or which is otherwise inconsistent with the provisions of the Memorandum of Understanding.

13.  Extension of Expiration Date.

          The Purchaser reserves the right, at any time or from time to time, to extend the Expiration Date by giving oral or written notice of such extension to the Depositary. There can be no assurance that Purchaser will exercise its right to extend the Offer. During any such extension, all Shares previously tendered and not accepted for payment or withdrawn will remain subject to the Offer and may be accepted for payment by the Purchaser, except to the extent that such Shares may be withdrawn as set forth in "Withdrawal Rights." Under no circumstances will interest be paid on the purchase price by the Purchaser by reason of any such extension. Any extension will be followed as promptly as practicable by a press release or other public announcement thereof, such notice shall include disclosure of the approximate number of Shares tendered to date and shall be issued no later than 9:00 a.m. Eastern time, on the next business day after the previously scheduled Expiration Date.

14.  Certain Conditions of the Offer; Termination.

Conditions of the Offer. Notwithstanding any other provision of the Offer, Purchaser will be under no obligation to accept for payment and pay for the Shares unless all of the following exist or occur on or prior thereto or are waived by it: (i) each of the representations and warranties made by the Company in the Memorandum of Understanding shall be true in all material respects at the Closing Date as if made at, as of, and with respect to the Closing Date, and the covenants, agreements and obligations to be performed by the Company at or before the Closing Date pursuant to the Memorandum of Understanding shall have been so performed in all material respects; (ii) Purchaser
<PAGE 14> and the Company shall have obtained all permits,
consents, waivers from and approvals of, and made filings and registrations with any federal, state and local governmental board, commission, authority or any other regulatory body, including but not limited to, those required from the SEC, the PUC, or any other state commission or board which are required for the consummation of the transactions contemplated on their respective parts thereby; (iii) the Company shall have taken all corporate action necessary to approve the Memorandum of Understanding and the transactions contemplated thereby; (iv) the Company shall have delivered to Purchaser all consents, waivers and authorizations necessary to permit the Offer to be consummated without any violation of, or the acceleration of any indebtedness under, or the termination of any agreement to which the Company or a subsidiary is a party; (v) the Company shall have delivered to Purchaser its audited financial statements for the calendar year ended December 31, 1997 along with the unqualified opinion of its independent auditor relating to such financial statements and its unaudited financial statements for the nine months ended September 30, 1998; (vi) no less than 51% of the Shares shall have been tendered to the Depositary pursuant to the Offer; and (vii) the directors of the Company shall have resigned and filled such vacancies with the directors designated by Purchaser.

          The foregoing conditions are for the sole benefit of the Purchaser and may be asserted by the Purchaser in its sole discretion regardless of the circumstances (including any action or omission by the Purchaser) giving rise to any such conditions or may be waived by the Purchaser in its sole discretion in whole at any time or in part from time to time.

Termination of Offer. The Offer may be terminated at any time prior to the Closing Date by Purchaser by notice to the Company, as follows:

               (i) if the conditions to Purchaser's obligation to accept for payment and pay for the Shares pursuant to the Offer shall not have been complied with or performed in any material respect and such noncompliance and nonperformance shall not have been waived by Purchaser, or cured or eliminated (or by its nature cannot be cured or eliminated) by the Company on or before 12:00 Noon, Philadelphia, Pennsylvania time on April 1, 1999;

               (ii) if at any time prior to the Closing Date, a governmental authority shall have instituted an action claiming that the consummation of the Offer will constitute a violation of law or give rise to any material liability;

               (iii) if at any time prior to the Closing Date, there is a material action, material proceeding or material claim ("Action") pending or threatened by a party other than a governmental authority which (a) might prevent the consummation of the Offer or (b) by its terms seeks damages by reason of the
<PAGE 15> Offer; and as to which to the law firm of McNees,
Wallace & Nurick has expressed written opinions to Purchaser that (in the case of (a)) there is a reasonable likelihood of success of such Action or that (in the case of (b)) there is both a reasonable likelihood of success and a reasonable likelihood that the Action will have a material adverse effect on the financial condition of either the Company and its subsidiaries taken as a whole, or Purchaser;

               (iv) if at any time prior to the Closing Date, Purchaser is not in its sole opinion reasonably satisfied with the results of its due diligence investigation of the Company or a subsidiary;

               (v) if at any time prior to the Closing Date, Purchaser reasonably determines that there has been a material adverse change in the condition (financial or otherwise), assets, business, financial position, results of operations or prospects of the Company and the subsidiaries, taken as a whole; or

               (vi) if at any time prior to the Closing Date, Purchaser has received notice from the Company regarding an offer received by the Company and Purchaser does not elect to match or exceed such offer.

          If the Closing Date does not occur on or before April 1, 1999, the Memorandum of Understanding may be terminated by the Company prior to the Closing Date by notice to Purchaser, and Purchaser shall then terminate the Offer,

          The foregoing only summarizes the event or occurrences which could result in the termination of the Offer.

15.  Certain Legal Matters; Regulatory Approvals.

General. Based on its examination of information made available by the Company, Purchaser is not aware of any license or regulatory permit that appears to be material to the Company's business that might be adversely affected by Purchaser's acquisition of Shares as contemplated herein. Except for (i) the approval of the PUC, and (ii) the approval of the SEC under the Public Utility Holding Company Act, Purchaser is not aware of any approval or other action or filing to be made with or by any government or governmental, administrative or regulatory authority or agency, that would be required for the purchase of Shares by the Purchaser as contemplated herein. The appropriate filings will be made by Purchaser with the PUC and SEC, and the occurrence of the Closing Date is expressly conditioned upon
(i) the approval of the PUC, and (ii) the approval of the SEC. Should any other approval or other action be required, the Purchaser presently contemplates that such other approval or other action will be sought.

State Takeover Statutes. A number of states have adopted state "takeover" statutes and regulations which purport, to varying
<PAGE 16> degrees, to be applicable to attempts to acquire
securities of corporations that are incorporated or have substantial assets, shareholders, principal executive offices or principal places of business in such states.

          The Purchaser reserves the right to challenge the applicability of any state law purporting to apply to the Offer, and neither anything in this Offer nor any action taken in connection herewith is intended as a waiver of such right. In the event it is asserted that one or more state takeover statutes or regulations are applicable to the Offer, and an appropriate court does not determine that they are inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer. See "Certain Conditions of the Offer; Termination."

16.  Fees And Expenses.

          Purchaser has retained Registrar and Transfer Company of Cranford, New Jersey to act as the Depositary in connection with the Offer. The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith.

          The Purchaser will not pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Purchaser for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

17.  Miscellaneous.

          The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. Purchaser may, however, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

          No person has been authorized to give any information or make any representation on behalf of the Company or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

                              WILDERNESS AREA UTILITIES, INC.
February 13, 1998  <PAGE 17>

                                                  EXHIBIT B-3


                 WILDERNESS AREA UTILITIES, INC.
________________________________________________________________
 P.O. Box 448 *  22 North Main Street * Mansfield, PA 16933-0448
                 717-662-2175 * Fax 717-662-2142


         SECOND ADDENDUM TO MEMORANDUM OF UNDERSTANDING
             BETWEEN CITIZENS' ELECTRIC COMPANY AND
                 WILDERNESS AREA UTILITIES, INC.

     WHEREAS, the aforementioned parties entered into a Memorandum of Understanding dated January 5, 1998 ("Memorandum");

     WHEREAS, Wilderness Area Utilities, Inc. ("Wilderness") desires to transfer and assign it's rights and obligations under said Memorandum to C&T Enterprises Inc. ("C&T"); and

     WHEREAS, Citizens' Electric Company ("Citizens") is agreeable to such transfer and assignment subject to the conditions set forth below:

     NOW THEREFORE, intending to be legally bound, the parties jointly agree as follows:

     1. Wilderness shall unconditionally guarantee the full and timely performance by C&T of the obligations assigned under the Memorandum, and the execution of this Second
          Memorandum by Wilderness, evidences Wilderness' agreement to this condition.

     2.   In connection with Wilderness' obligation under
          Section 7 of the Memorandum, Wilderness shall provide a letter or other written evidence satisfactory to Citizens to the effect that the tender offer financing to provided to Wilderness by National Rural Utilities Cooperative Finance Cooperation ("CFC"), as originally
          <PAGE 1> confirmed in CFC's letter to Wilderness dated
          January 28, 1998, will be provided by CFC to C&T.

     IN WITNESS WHEREOF, the parties have hereunto set their hands and seals this 20th day of July 1998.

Citizens' Electric Company    Wilderness Area Utilities Inc.
Board of Directors

By: /s/  Eric L. Brouse       By: /s/ Robert O. Toombs 1/5/98
   Eric L. Brouse                   Robert O. Toombs
   President                        President & Chief Executive
   January 5, 1998                  Officer


     For valuable consideration and intending to be legally bound, C&T Enterprises, Inc. hereby joins in, and agrees to be bound by, this Second Addendum.

                              By: /s/ Robert O. Toombs

                                                  EXHIBIT B-4


                            AGREEMENT

     THIS AGREEMENT, ("Agreement"), made this 28th day of May 1998, by and between TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC. ("TRI-COUNTY") and CLAVERACK RURAL ELECTRIC COOPERATIVE, INC, ("CLAVERACK"). TRI-COUNTY and CLAVERACK are herein referred to jointly as the "COOPERATIVES".

     WHEREAS, the COOPERATIVES desire to organize a corporation to acquire the stock of CITIZENS' ELECTRIC COMPANY ("CITIZENS");
and

     WHEREAS, the COOPERATIVES desire to define their investment and ownership interest in said corporation;

     NOW THEREFORE, in consideration of the mutual promises and covenants contained herein, and intending to be legally bound hereby, the COOPERATIVES hereby agree as follows:

     1. FORMATION OF CORPORATION. The COOPERATIVES shall cause to be incorporated under the laws of the Commonwealth of Pennsylvania a corporation named "C&T Enterprises, Inc. /s/ JLM (the "Company"). The Company shall be incorporated and in good standing in Pennsylvania, All expenses thereof shall be borne by the Company.

     The ownership of the capital stock of the Company shall be as follows: TRI-COUNTY, fifty percent (50%) of the issued shares; and CLAVERACK, fifty percent (50%) of the issued shares.

     2. MANAGEMENT OF THE COMPANY. The management of the affairs of the Company shall be vested in the Board of Directors elected by the COOPERATIVES. The organizational meeting of the Board shall take place within ninety (90) days of the execution and delivery of this Agreement, at which time the bylaws shall be
<PAGE 1> adopted by the COOPERATIVES, and such other
organizational matters shall be accomplished as deemed necessary by the COOPERATIVES. The COOPERATIVES may extend the time for the organizational meeting of the Company if necessary.

     3. CAPITALIZATION. Subject to the terms and conditions set forth herein, at the Closing, TRI-COUNTY shall purchase fifty percent (50%) of the issued stock of the Company in consideration, inter alia for the payment and contribution of ONE HUNDRED THOUSAND and 00/100 ($100,000.00) DOLLARS; and CLAVERACK shall purchase fifty percent (50%) of the issued stock of the Company in consideration for the payment and contribution of FOUR HUNDRED THOUSAND and 00/100 ($400,000.00) DOLLARS. Upon the issuance of the foregoing shares (the "Stock"), the COOPERATIVES shall own 100% of the issued stock of the Company and will equally have control of the Company. The COOPERATIVES further agree that TRI-COUNTY shall bill and be entitled to receive payment from the Company for any and all amounts expended by it or its subsidiary prior to this Agreement to obtain the right to acquire CITIZENS'. However, said amount will not exceed ONE HUNDRED FIFTY THOUSAND and 00/100 ($150,000.00) Dollars. Any additional capital requirements will be identified by the Company Board of Directors and presented for budgetary approval to the COOPERATIVES.

     In addition to the aforementioned cash infusion to the Company, the COOPERATIVES agree to equally fund the remaining balance required for the acquisition of CITIZENS' tendered stock in excess of the approved eighty percent (80%) funding by National Rural Utilities Cooperative Financing Corporation ("CFC"). The COOPERATIVES agree that all of the tendered stock of CITIZENS will be issued to the Company.

     4. CLOSING. The Closing of the purchase and issuance of the Stock (the "Closing") shall take place at such.time, date and place as the COOPERATIVES may agree.
  <PAGE 2>
     5.   COOPERATIVES DELIVERIES AT THE CLOSING.  At the
Closing, the COOPERATIVES shall deliver to the Company the following:

          A. Cash, in immediately available funds in the amount stated in paragraph three (3) above.

     6.   COMPANY'S DELIVERIES AT THE CLOSING.  At the Closing,
TRI-COUNTY and CLAVERACK shall cause the Company to deliver to each of them the following:

          A. Certificates representing the number of shares of Stock to be issued in accordance with paragraph (3) above;

          B. A copy of the Articles of Incorporation and the Certificate of Incorporation of the Company certified by the Secretary of the Commonwealth of Pennsylvania; and

          C. Such other documents executed and delivered by or on behalf of the Company, as the COOPERATIVES may reasonably request. Simultaneously at the time of closing all of the tendered stock of CITIZENS will be transferred to the Company.

     7.   REPRESENTATIONS AND WARRANTIES OF THE COOPERATIVES.
TRI-COUNTY and CLAVERACK each represent and warrant to the other and to the Company as follows:

          A. It is an electric cooperative corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania;

          B. The execution and delivery of this Agreement, and the consummation of the transaction contemplated hereby, have been duly authorized by all requisite corporate action. It has the full corporate power and authority to enter into and consummate the transactions on its part contemplated hereby, none of which will constitute any violation or breach of its Articles
<PAGE 3> of Incorporation, bylaws or any other agreement,
document or undertaking to which it is a party or by which it is bound. This Agreement constitutes the legal, valid and binding obligation, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, reorganization, insolvency or other laws affecting creditors' rights generally or equitable principles of specific performance;

          C. There is no dispute, claim, action, suite, proceeding, arbitration or governmental investigation, either administrative or judicial, pending or threatened, against or related to it seeking to restrain or prohibit or to obtain damages or other relief in connection with this Agreement or the consummation of the transactions contemplated hereby;

          D. No representation or warranty by it contains or will contain any untrue statement of material fact or omits or will omit to state any material fact necessary to make any statement herein not misleading or necessary to provide proper information with respect to it;

          E. CLAVERACK shall defend, indemnify and hold TRI-COUNTY harmless from and against all damages, losses, liabilities and out-of-pocket expenses, including reasonable attorneys' fees and disbursements, caused by or arising out of the breach of any representation, warranty or agreement made by CLAVERACK herein; and

          F. TRI-COUNTY shall defend, indemnify and hold CLAVERACK harmless from and against all damages, losses, liabilities and out-of-pocket expenses, including reasonable attorneys' fees and disbursements, caused by or arising out of the breach of any representation. warranty or agreement made by TRI-COUNTY herein.
  <PAGE 4>
     8.   MISCELLANEOUS.

          A. This Agreement shall be governed by, and construed and enforced in accordance with the laws of the Commonwealth of Pennsylvania.

          B. This Agreement shall not be assignable by either party. This Agreement shall be binding upon, and inure to the benefit of COOPERATIVES, and their successors and assigns.

          C. None of the terms of this Agreement can be waived or modified except by an express agreement in writing signed by the parties. The failure of or delay by any party hereto in enforcing any of its rights under this Agreement shall not be deemed a continuing waiver or modification thereof. No person, firm, group or corporation other than the parties hereto shall be deemed to have acquired or be entitled to as third party beneficiary, any rights or claims by reason of anything contained in this Agreement.

          D. This Agreement contains the entire understanding between the parties and supersedes all prior or contemporaneous representations, promises, warranties, covenants or undertakings not contained in this Agreement,

     9. The COOPERATIVES agree that there will be no additional stock issued in the Company or CITIZENS without a majority approval of the Board of Directors of the Company.

     10. The parties agree that their shares of the Company and the Company's shares of CITIZENS will not be sold by the COOPERATIVES or the Company to a third party without said stock being first offered to the other COOPERATIVE or COOPERATIVE. The shares of the Company and CITIZENS will contain said restrictions The offeree COOPERATIVE will have sixty (60) days to match any good faith offer received by the offeror COOPERATIVE or the Company from a third party. If in the event said option is not
<PAGE 5> exercised within the sixty (60) day period, then in that event, the offeror COOPERATIVE or the Company will be free to sell said stock to a third party.

     11.  This agreement is contingent upon the following:

          A. Wilderness Area Utilities, Inc., transferring its rights to purchase the stock of CITIZENS as defined in a tender offer dated February 20, 1998 to the Company.

          B. The approval of all regulatory bodies for the transfer to the Company the rights of Wilderness to the CITIZENS stock, the ownership of the CITIZENS stock by the Company, the ownership of the Company's stock by the COOPERATIVES, the maintaining of the COOPERATIVES tax exempt status in connection with ownership interests contemplated by this.agreement.

          C. CFC financing of eighty (80%) percent of the amount needed to purchase the stock of CITIZENS.

          D.   In the event that any of the foregoing
contingencies are not met, then in that event, this agreement
<PAGE 6> will be null and void and neither party will be
obligated to the other in any way whatsoever.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the day and year first above written by their duly authorized officers.

Attest:                       TRI-COUNTY RURAL ELECTRIC
                              COOPERATIVE, INC.

 /s/ Alston A. Teeter         By: /s/ Gerald A. Kite
Secretary                          Gerald A. Kite, President

(SEAL)

Attest:                       CLAVERACK RURAL ELECTRIC
                              COOPERATIVE, INC.

 /s/ Robert A. Hess           By: /s/ John McNamara
Secretary                          John McNamara, Chairman

(SEAL)

                                             EXHIBIT D-1


                           BEFORE THE
             PENNSYLVANIA PUBLIC UTILITY COMMISSION






IN RE:  JOINT APPLICATION OF       :
CITIZENS' ELECTRIC COMPANY,        :
C&T ENTERPRISES, INC.,             :
TRI-COUNTY RURAL ELECTRIC          :    Docket No. A-__________
COOPERATIVE, INC. AND CLAVERACK    :
RURAL ELECTRIC COOPERATIVE, INC.   :
FOR APPROVAL OF THE TRANSFER OF    :
ALL OF THE CAPITAL STOCK OF        :
CITIZENS' ELECTRIC COMPANY         :









TO THE PENNSYLVANIA PUBLIC UTILITY COMMISSION:


          AND NOW COMES, the Citizens' Electric Company, ("Citizens'"), C&T Enterprises, Inc., ("C&T"), the Tri-County Rural Electric Cooperative, Inc., ("Tri-County"), and Claverack Rural Electric Cooperative, Inc., ("Claverack"), hereinafter collectively referred to as Joint Applicants, and file, pursuant to Sections 1102(a), 1103(a) and 2811(e) of the Pennsylvania Public Utility Code, ("Code"), 66 Pa. C.S. Sections 1102(a), 1103(a) and 2811(e), and the regulations of the Pennsylvania Public Utility Commission, ("Commission"), issued pursuant thereto, this Joint Application for Commission approval of a Tender Offer under which C&T will seek to purchase 100% of the
<PAGE 1> issued and outstanding common stock of Citizens', and in support thereof, the Joint Applicants aver the following:

          1. The names and addresses of the Joint Applicants are:

                    Citizens' Electric Company
                    1775 Industrial Blvd.
                    Lewisburg, PA  17837-0551

                    C&T Enterprises, Inc.
                    P.O. Box 17, RR 2
                    Wysox, PA. 18540

                    Claverack Rural Electric Cooperative, Inc.
                    P.O. Box 17, RR 2
                    Wysox, PA 18540

                    Tri-County Rural Electric Cooperative, Inc.
                    P.O. Box 526
                    22 North Main Street
                    Mansfield, PA  16933-0448


     2. The name and address of the Joint Applicants' attorneys are:
                    Kenneth Zielonis, Esquire
                    STEVENS & LEE
                    Suite 310
                    208 North Third Street
                    P.O. Box 12090
                    Harrisburg, PA  17108-2090
                    (717) 234-1250


A.   Background on the Proposed Stock Acquisition

          3. The purpose of this Application is to obtain Commission approval of a proposal to purchase all of the outstanding common stock tendered by the shareholders of an
<PAGE 2> existing investor-owned public utility regulated by this
Commission. As of the date of this Joint Application, those shareholders have tendered 99.46% of the stock. C&T will seek to purchase the remaining shares at the earliest possible date.
This stock acquisition makes eminent sense. Tri-County is currently the indirect holder of all of the shares of stock of another investor-owned public utility, Wellsboro Electric Company, ("Wellsboro"). By Commission Order entered November 14, 1994, the Commission approved Wilderness Area Utilities, Inc's., ("Wilderness"), purchase of all Wellsboro's common stock. Since that acquisition, Wellsboro has not been required to increase rates. Despite this lack of a rate increase, Wellsboro has implemented the following improvements. Under the management provided by Tri-County, Wellsboro has replaced 12.7 miles of distribution lines and added 15.3 miles of new distribution line all at a cost of $1.4 million. The new management recently completed a GIS-based map of the entire Wellsboro system. It has improved the work order accounting system for the company. It has improved the safety training program for company employees. It established standards for assembly and materials for new line construction. It has negotiated a new power supply agreement.
It has increased the right-of-way maintenance program $275,000 annually at a rate of 13 miles per year. It has updated Wellsboro's entire vehicle fleet. It has purchased a modern computer system for the system. It has established a substation and distribution system maintenance program. Finally, it has created an employee training program for its lineman.
  <PAGE 3>
          4. By this Joint Application, Tri-County and Claverack have jointly formed a holding company, C&T, to purchase another investor-owned public utility. A copy of its articles of incorporation are attached as Appendix A hereto. As will be indicated below, Tri-County and Claverack have extensive experience in the operation of electric utility systems.

          5. The stock acquisition is designed to implement economies of scale in terms of the operations of Citizens' as well as those of Wellsboro. In addition, five to ten percent (5%-10%) of existing costs can be achieved as savings through the integration of certain operations of Citizens' and Wellsboro with those of Tri-County and Claverack.

          6. This acquisition also makes sense in that the rural electric cooperatives are essentially seasonal and residentially oriented electric suppliers. On the other hand, Citizens' and Wellsboro render service to a more urban and commercialized/industrialized customer base as compared to Tri-County's and Claverack's customer base. The marriage of these two customer bases will allow achievement of certain cost savings to the benefit of Citizens' customers.

          7. This stock acquisition presents the Commission with a unique opportunity to continue its expansion of a competitive electric market in this Commonwealth. To the Joint Applicants' knowledge, this is only the second electric utility transaction seeking Commission approval under the Electric
<PAGE 4> Generation Customer Choice and Competition Act,
("Competition Act"). 66 Pa. C.S. Section 2801, et seq. This stock acquisition represents one of the strategic options available for companies seeking to position themselves for competition in the electric industry.

          8. Citizens' is an investor-owned public utility incorporated under the laws of Pennsylvania. Citizens' articles of incorporation are attached hereto as Appendix B. It is a regulated public utility rendering electric utility service to parts of Union and Northumberland counties in Central Pennsylvania. As of December 31, 1997, Citizens' rendered electrical service to approximately 6,300 customers in an area encompassing 55 square miles.

          9. Citizens' is subject to regulation as a public utility under the Code as to retail electric rates and other matters by the Commission. Citizens' has 17 full-time employees. Approximately eighty-two percent (82%) of Citizens' customers are classified as residential. Nearly seventeen percent (17%) of its remaining customers are small commercial/industrial. There is one large commercial/industrial account. Under the proposed stock acquisition, all current Citizens' employees who are covered by employment agreements will be retained by Citizens'. No employee transfers to the other Joint Applicants will occur without the express consent and approval of that employee covered by the employee agreement. For employees not covered by an existing employment agreement, such employees who are terminated
<PAGE 5> within 3 years of this stock purchase will be offered a severance package consisting of one weeks pay for each year of service in employment with Citizens', up to a maximum of $5,000.

          10.  C&T is a public utility holding company
established specifically for the acquisition of Citizens' stock. It is organized under Pennsylvania law for the purpose of managing the electric operations of Citizens' at this time. C&T will operate Citizens' as a separate operating unit. C&T is a wholly owned subsidiary of Tri-County and Claverack. Tri-County and Claverack will each own 50% of the common shares of C&T. Tri-County and Claverack will equally control C&T. The officers and directors of C&T shall be selected by Tri-County and Claverack.

          11. Tri-County is a member-owned rural electric cooperative. Tri-County was incorporated as a rural electric cooperative in 1936 under the Pennsylvania Rural Electric Cooperative Corporation Act. Tri-County's articles of incorporation are attached hereto as Appendix C. Tri-County is engaged in rendering electric utility service to the public in a service area encompassing the following Pennsylvania counties:

                         Bradford
                         Cameron
                         Clinton
                         Lycoming
                         McKean
                         Potter; and
                         Tioga.

  <PAGE 6>
          12. As of December 31, 1997, Tri-County provided retail electric service to approximately 17,000 customers in an area encompassing 4484 square miles in the geographical territory noted above.

          13. Its distribution system consists of approximately 3,000 miles of 34.5 kV and 12 kV distribution lines. Approximately ninety-five percent (95%) of Tri-County's customers are either residential or seasonal in nature. The remaining five percent (5%) of its customers are public authority, commercial or industrial in nature. The U.S. Department of Agriculture's Rural Utilities Services Division provides administrative oversight to Tri-County. Furthermore, Tri- County's service territory encircles Wellsboro's existing service territory.

          14. Claverack is a rural electric cooperative incorporated under the Pennsylvania Rural Electric Cooperative Corporation Act. Claverack's articles of incorporation are attached as Appendix D hereto. As of December 31, 1997, it rendered service to approximately 17,000 customers in an 8 county region in Northeastern Pennsylvania. Its service territory is approximately 1,820 square miles in area. Its service territory includes parts of the following Pennsylvania counties:

                         Bradford
                         Susquehanna
                         Wyoming
                         Sullivan
                         Lackawanna
                         Luzerne
                         Lycoming; and
                         Tioga.  <PAGE 7>


          15. Approximately ninety-seven percent (97%) of Claverack's customers are either residential or seasonal in nature. The remaining three percent (3%) are commercial or industrial customers. Claverack operates a 2,600 mile
distribution system consisting of 12.5 kV lines.   Like Tri-
County, the Department of Agriculture provides administrative oversight to Claverack.

          16. Wellsboro is a investor-owned public utility incorporated in 1894 under the laws of Pennsylvania. It is currently regulated by the Commission. Wellsboro is engaged in the business of supplying and selling electricity. Wellsboro serves approximately 5,500 customers in a 226 square mile service territory. As noted above, Wellsboro's service territory is surrounded by Tri-County. Wellsboro has 16 full-time employees. Approximately eighty-five percent (85%) of its customers are residential with the remaining fifteen percent (15%) classified as commercial/industrial.

          17. There are currently 227 common stockholders of Citizen. There is no outstanding preferred stock. C&T has agreed to pay $79.00 per share for all 139,472 shares of Citizens' outstanding common stock. The purchase price has been determined by C&T based on the current and future earnings of Citizens', its projected cash flow, savings from economies of sale, savings resulting from customer diversity, savings resulting from the ability to coordinate the operations,
<PAGE 8> administration and management of the system and savings resulting from the geographical proximity of the Joint Applicants. Tri-County employed the services of a management consulting firm specializing in the purchase of utility systems by rural utility cooperatives to determine this offering price.

          18. At this time, there are remaining 748 shares outstanding of Citizens' common stock. C&T plans to purchase the remaining shares of outstanding Citizens' common stock at the earliest possible opportunity.

          19.  C&T plans to operate, administer and manage
Citizens' as a wholly-owned subsidiary following the acquisition of the controlling interest of the outstanding stock. A Board of Directors has been selected to oversee C&T's operation and management. The Citizens' Board of Directors will be selected by Tri-County and Claverack. Citizens' will be operated as a separate for-profit subsidiary subject to the regulatory oversight of the Commission.

B.   C&T Possesses The Requisite Financial Fitness To Operate
     Citizens'

          20. Applicant C&T possesses the financial fitness to provide the proposed electrical service. Because of its recent formation, however, there is no summary financial data information currently existing for C&T. Attached to the instant Joint Application, however, are Tri-County's, Claverack's and
<PAGE 9> Citizen's financial statements for the six months ended
June 30, 1998. They are attached as Appendixes E, F, and G respectively.

          21. Tri-County currently possesses identifiable electric plant-in-service of approximately $36 million and other corporate assets $10 million. Tri-County had operating revenues of approximately $16 million in 1997. Claverack currently possesses identifiable electric plant-in-service of approximately $40 million and other corporate assets of approximately $8 million. Claverack's 1997 operating revenues were $18 million. Citizens' currently possesses identifiable electric plant-in-service of approximately $5 million and other corporate assets of approximately $3 million. Citizens' 1997 operating revenues were approximately $9 million.

          22. The Citizens' stock acquisition will be funded in part by a capital contribution from Tri-County and Claverack, and with the remaining portion financed through the National Cooperative Services Corporation, ("NCSC"), of which Tri-County and Claverack are members/borrowers in good standing. Funds to purchase the Citizens' shares will include a loan from CFC. The loan from NCSC will be equal to 80% of the stock purchase price. The remaining 20% of the purchase price will be funded equally by contributions from Tri-County and Claverack. C&T will be capitalized by a $400,000 capital contribution from Claverack and by a $100,000 capital contribution from Tri-County. NCSC has met with C&T, Tri-County, and Claverack management and indicated that
<PAGE 10> it will advance necessary funding to secure the stock acquisition. See Appendix H attached hereto. C&T, Tri-County and Claverack management and NCSC officials will determine any other appropriate long-term financing and security terms as found necessary.

C.   C&T Possesses The Technical Fitness To Operate Citizens'

          23. Applicant C&T possesses the technical fitness to render the proposed services. Its parents', Tri-County and Claverack, possess over 120+ combined years of experience in the retail electricity industry. Their management and employees possess extensive experience in the service dependability functions of electric utility operations. Their management, staff and employees possess extensive experience in all phases of the operations of an electric system. Tri-County and Claverack management and staff intend to be instrumental in designing, developing and implementing programs for customer service, marketing, rate stabilization, communications and public relations all to the benefit of the ratepayers in Citizens' service territory. Tri-County and Claverack can assist in developing additional employee safety training programs for Citizens' staff. They can assist in an action plan to design, construct, maintain and upgrade needed repairs and improvements to the Citizens' existing system. Tri-County and Claverack are unique in that they both possess a significant and experienced in-house engineering staff. In particular, Tri-County possesses significant experience in the operations of the newly constituted
<PAGE 11> PJM Control Area.  That staff possesses significant experience in the creation of contract path flows that implement wholesale power purchases within the confines of the PJM Control Area.

          24. Citizens' currently possesses a sufficient number of employees through which it now renders service to its customers. Such employees will be encouraged to remain employees of Citizens'. Those employees render billing, administrative and customer services to the public. Other employees maintain the operations of the system. Still others are responsible for emergency repairs to the system as a result of outages. It is anticipated that future economies of scale can be achieved in all of these areas by combining the expertise of Citizens', Wellsboro, Tri-County and Claverack. Such economies of scale will allow for cost savings to the benefit of Citizens' customers.

          25. As a result of the above, there is ample evidence to support the conclusion that C&T is financially and technically fit to continue to render the service currently provided by Citizens' to its customers. C&T and its subsidiary Citizens' will continue to improve upon the provision of safe and reliable service to all Citizens' customers. The Joint Applicants anticipate consolidation of certain system operations and functions resulting in significant cost savings. These would include the following:
  <PAGE 12>
          -    Employee safety and training;
          -    Vehicle and equipment leasing;
          -    Outage dispatching service;
          -    Pole and material joint purchasing;
          -    Rights-of-way maintenance program;
          -    Vegetation control program;
          -    Pole inspection program;
          -    Joint maintenance/construction projects;
          -    Consumer power quality reviews;
          -    Pole lease agreements;
          -    Joint billing;
          -    Public safety presentations;
          -    Combined mass mailings;
          -    Stray voltage investigation;
          -    Radio and TV interference detection;
          -    Voltage monitoring;
          -    Energy use services;
          -    Advertising and public announcements;
          -    Brochure development and printing;
          -    Marketing and sales; and
          - Joint dispatch and purchasing of electricity supplies on a wholesale basis.


This plan may entail the sharing of certain services. As a result, Chapter 21 of the Code may be implicated thus necessitating the filing of affiliated interest agreements between and among the Joint Applicants. See 66 Pa. C.S.
Section 2101, et seq. Joint Applicants will adhere to the requirements of the Code.

D.   Analysis Pursuant To Section 2811 of the Code

          26. This is the first stock acquisition and only the second business transaction to be reviewed pursuant to
Section 2811(e) of the Competition Act.  66 Pa. C.S.
Section 2811(e). Section 2811(e) of the Competition Act provides for an additional approval standard which provides the Commission with authority regarding stock purchase applications in the
<PAGE 13> context of the retail electric industry.  Section
2811(e)(1) gives the Commission the authority to approve or disapprove such stock acquisitions depending on whether:
          [T]he proposed merger...[or] acquisition is likely to result in anticompetitive or discriminatory conduct, including the unlawful exercise of market power, which will prevent retail electricity customers...from obtaining the benefits of a properly functioning and workable competitive retail electricity market.
66 Pa. C. S. Section 2811(e)(1)
Finally, Section 2811(e)(2) of the Code provides that:
          [I]f the commission finds, after hearing, that a proposed merger...[or] acquisition...
          is likely to result in anticompetitive or discriminatory conduct, including the unlawful exercise of market power...[in] the retail electricity market, the commission shall not approve such proposed merger...
          [or] acquisition...except upon such terms and conditions as it finds necessary to preserve the benefits of a properly functioning and workable competitive retail electricity market.
66 Pa. C. S. Section 2811(e)(2)

          27. As the Commission noted in Joint Application of DQE, Inc., Allegheny Power System, Inc. and AYP Sub, Inc. for approval of the transfer by merge of the property and right of Duquesne Light Company to Allegheny Power System, Inc., Docket No. A-110150 F.0015 (Order entered May 29, 1998), Section 2811(e)
of the Code clearly grants the Commission the right to investigate and determine whether a stock acquisition of an electric public utility doing business in the Commonwealth may result in the unlawful exercise of market power.
  <PAGE 14>
          1.   Market Power Implications

          28. In Joint Application of DQE, Inc., et. al., above, the Commission required that a proposed merger of two electric utility systems be reviewed in the context of the Federal Trade Commission's, ("FTC"), Merger Guidelines and the Federal Energy Regulatory Commission's, ("FERC"), Merger Policy Statement, Inquiry Concerning the Commission's Merger Policy Under the Federal Power Act: Policy Statement, Order No. 592, 77 FERC Paragraph 61, 263 (1996). That analytical framework is discussed below. While it is clear that the instant Application is not a merger proposal, it is assumed that the Commission will rely upon this type of inquiry in performance of its regulatory duty under
Section 2811 of the Code.

          2.   FTC Merger Guidelines

          29. The FTC's Merger guidelines use a five step analytical process to identify business combinations that likely will create or enhance market power. The Commission has indicated that this is the same test incorporated by the Legislature into Section 2811 of the Competition Act. The first step in the Merger Guidelines analysis is a determination of:
(1) the relevant product and geographic markets, (2) the level of concentration in the relevant market before and after the business combination and (3) the amount of increased concentration caused by the business transaction. Second, the transaction is evaluated as to whether the factors characterizing
<PAGE 15> the market raise potential adverse competitive effects.
Third, there is an examination of whether the transaction will prohibit the entry of other competitors into the relevant market. Fourth, efficiencies resulting from the transaction are examined. The fifth and final factor, a failing company, is not applicable to this stock purchase transaction.

          3.   FERC Merger Guidelines

          30.  In its analysis, FERC also examines the
competitive impact of a proposed transaction involving two electric utilities. First, it examines the transaction's impact upon competition. Second, it examines the transaction's impact upon rates. Finally, it examines the transaction's impact upon regulation. Order 592, supra. In regard to the first component of the FERC analysis, it too utilizes the aforementioned FTC guidelines adopted by the Commission. In regard to the second component, the FERC requires applicants to propose appropriate rate protection for customers. Finally, in regard to the last component of the FERC analysis, the Applicants must adhere to the FERC's affiliate interest policies and FERC will defer to state Commissions which have authority to act upon a transaction pursuant to state legislation.

          4.   The Stock Acquisition Comports With All Regulatory
               Analytical Tools Relating To Competitive Markets

               (a)  FTC Guidelines  <PAGE 16>

          31.  There is little doubt that the proposed
transaction involving the purchase of Citizens' common stock will have no impact upon competition in the Commonwealth. No matter which relevant market is selected for analysis, their should be no diminution of a competitive retail market.

          32. To obtain market power in this instance, both entities must sell electricity in the same territory. Neither Citizens', Wellsboro, Tri-County nor Claverack sell power in the same service territories. All four entities have separate and distinct service territories. Indeed by law, rural electric cooperatives and Commission-regulated utilities may not compete with each other.

          33. Further, if the relevant market is considered to be the PJM Control Area, again there is no diminution of competition. Citizens' is simply too small to exercise market power.

          34. Citizens' possesses neither transmission facilities nor generation facilities through which it could exercise market power. Likewise, Wellsboro owns neither transmission facilities nor generation facilities through which it could exercise control of the market.

          35. Citizens' retail load represents less than a fraction of the PJM market. Other Pennsylvania investor-owned
utilities dwarf Citizens' in terms of customer load.   <PAGE 17>
Specifically, Citizens' load represents less than one-tenth of one percent (1/10 of 1%) of the total PJM Control Area load.

          36. Even a combined Wellsboro/Citizens' combination cannot exercise market power. Their combined load represents less than one-quarter of one percent (1\4 of 1%) of the total PJM Control Area load. Citizens'/Wellsboro's native retail load is dwarfed by its surrounding neighboring investor-owned electric utilities.

          37. Since there is no existing or new resulting market concentration from the stock acquisition, there is no harmful affect upon the retail market. Citizens' retail market will be highly competitive as it joins other Pennsylvania electric utilities opening their markets to retail choice effective January 1, 1999. There can simply be no harmful competitive effects since Citizens' is too small vis-a-vis its neighboring electric utilities or nationwide electric power marketing firms seeking to enter Citizens' market.

          38.  There are also no entry conditions to a
competitive retail market. Citizens' service territory shall become open to retail electric choice consistent with the requirements of the Competition Act. Thus, entry into the market shall be likely, timely and of a sufficient nature to counteract any competitive concerns.
  <PAGE 18>
          39. Finally, the verifiable economies of scale are real. The ability to reduce costs will allow Citizens' to survive in the ever increasingly competitive markets. It will permit a sharing of resources and expertise which is consistent with the Code and beneficial to all customers.

          40. Thus, the FTC Merger Guidelines indicate that the proposed stock acquisition is desirable and highly beneficial to Citizens' market territory. Neither Citizens' alone nor a combined Citizens'/Wellsboro combination can exercise market power.

               (b)  FERC Analysis

          41. The FERC's merger analysis also is complied with in the context of this proposed stock acquisition. There shall be no harm to competition as a result of the stock acquisition. See, discussion above. Second, there shall be no ability to increase rates to Citizens' customers. The Competition Act mandates rate caps for all Citizens' customers. This includes both nongeneration rates and generation rates. Further, the Competition Act permits a Commission investigation and a resultant reduction in rates under certain defined circumstances. Thus, there are quantifiable rate protections available to all customers.

          42. Finally, the Commission will continue to possess full authority to regulate the rates, terms and conditions under
<PAGE 19> which Citizens' will continue to render service.  The
Commission possesses full authority to review affiliate transactions which may be proposed in the future. Finally, Citizens' must comply with all other provisions of the Code, including Chapter 28.

          43. The Commission regulated Joint Applicant has paid all special and general assessments made against it by the Commission pursuant to Section 510 of the Code. That Joint Applicant will remain responsible for the payment of any and all future lawful special and general assessments.

          44. All of the annual reports, tariffs, certificates applications and other documents filed with the Commission by Citizens' and its respective predecessors are made a part hereof by reference.

          45. The Joint Applicants believe the acquisition of Citizens' common stock is in the public and the consumers' interest and is necessary for the provision of safe and reliable electric service for the following reasons:

               (a) It will allow all of the shareholders of each of the companies to participate in a larger, financially stronger company, through the combination of the equity, management, human resources and technical experience of each supporting company;
  <PAGE 20>
               (b)  It would allow achievement of increased
financial stability and strength for Citizens';

               (c) It will allow for achievement of greater opportunity for earnings growth for Citizens' which in turn can be used to stabilize rates;

               (d) It will allow Citizens' the opportunity to experience a reduction of overall operating costs;

               (e) It will allow achievement of efficiencies of operations;

               (f) It will allow an improved ability to use new technologies in a highly competitive electricity market;

               (g)  It will allow for improvement and
modernization of Citizens' current infrastructure;

               (h) It will allow for better use and management of facilities for the benefit of all customers;

               (i)  It will achieve a potential for greater
retail and industrial sales thereby stabilizing Citizens' market;

               (j) It will allow for a diversity and an improved capability to make wholesale power purchases and possible sales to achieve cost reductions; <PAGE 21>

               (k) It will allow for maintenance of competitive rates, or an achievement of rates that will be lower than they would be in the absence of the acquisition, which will improve Citizens' and Wellsboro's ability to meet the challenges of the increasingly competitive environment in the electric industry;

               (l) It will allow for the future integration of corporate and administrative funds, limiting duplicative capital expenditures of administrative facilities and information systems, and savings in areas such as legal, auditing and consulting fees;

               (m) It will allow for an expanded management resource pool and the ability to select leadership from a larger and more diverse management pool;

               (n) It will allow greater purchasing power for items such as purchased power, transportation services and the streamlining of inventories;

               (o)  It will offer to increase geographic
diversity of service territories, reducing exposure to local changes in economic, competitive and climatic conditions;

               (p)  It will allow the entities to play a
continuingly strong role in the economic development efforts of the communities served by Citizens', Wellsboro and the two electric cooperatives; <PAGE 22>

               (q) It will allow for increased electric load diversity by combining the electric cooperative's rural and residential focused service territories with Citizens' and Wellsboro's relatively larger orientation to urban and commercial/industrial load area;

               (r) C&T's purchase of Citizens' stock will not result in any immediate change to Citizens' rate but Citizens' customers will receive enhanced services;

               (s)  The Commission will continue to have
jurisdiction over Citizens' as an operating investor-owned utility; and

               (t) The Pennsylvania Rural Electric Association supports the Application and has indicated that C&T, through its parents Tri-County and Claverack, will make its numerous services available to Citizens' for the benefit of Citizens' customers.

          WHEREFORE, for the foregoing reasons, the Joint
Applicants respectfully request this Commission, pursuant to the
<PAGE 23> provisions of the Pennsylvania Public Utility Code to approve the instant Joint Application.


                              Kenneth Zielonis, Esquire
                              STEVENS & LEE
                              Suite 310
                              208 North Third Street
                              P.O. Box 12090
                              Harrisburg, PA  17108-2090
                              (717) 234-1250

Dated:  September 15, 1998    Attorneys for Joint Applicants, C&T
                              Enterprises, Inc., Tri-County Rural
                              Electric Cooperative, Inc.,
                              Claverack Rural Electric
                              Cooperative, Inc. and Citizens'
                              Electric Company

                                                  EXHIBIT G-1


               SECURITIES AND EXCHANGE COMMISSION


(Release No. 35-     )

Filing under the Public Utility Holding Company Act of 1935
             , 1998

C&T Enterprises, Inc., et. al. (70-    )

          Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) in any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.
          Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by October 26, 1998, to the Secretary, Securities and Exchange Commission, Washington, DC, 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or <PAGE 1> declaration(s), as filed or as amended, may be granted and/or permitted to become effective.
          C&T Enterprises, Inc., ("C&T"), RR 2, Box 17, Wysox, PA 18854; Tri-County Rural Electric Cooperative, Inc., ("Tri-County"), 22 North Main Street, Box 256, Mansfield, PA 16933-0448; Claverack Rural Electric Cooperative, Inc., ("Claverack"), RR 2, Box 17, Wysox, PA 18854; Citizens' Electric Company, ("Citizens'"), 1775 Industrial Boulevard, Lewisburg, PA 17837-0551; and Wilderness Area Utilities, Inc., ("Wilderness"), P.O. Box 448, 22 North Main Street, Mansfield, PA 16933-0448; have filed an application/ declaration under Sections 3(a), 9(a), and 10 of the Act. C&T, Claverack and Citizens' are currently not subject to the Act. Both Wilderness and Tri-County currently are exempted from all provisions of the Act except Section 9(a)(2) through a Commission ordered exemption pursuant to 3(a)(1) of the Act.
          Tri-County, Claverack and C&T propose to acquire, through a tender offer, all of the outstanding shares of Citizens' common stock. Citizens' is an investor-owned public utility subject to regulation by the Pennsylvania Public Utility Commission.
          The acquisition is the result of a tender offer for the common stock of Citizens' originally submitted by Wilderness.
The tender offer was to purchase all of the outstanding shares of that stock. Subsequently, Wilderness' right to purchase was assigned to a newly created holding company, C&T. Tri-County and Claverack will each own 50% of the shares of common stock of C&T. In turn, C&T will own 100% of the common stock tendered by
<PAGE 2> Citizens' shareholders.  The Boards of Directors of C&T,
Tri-County, Claverack and Citizens' have approved the transaction.
          Tri-County serves approximately 17,000 customers in Northcentral Pennsylvania. Tri-County owns 100% of the stock of the exempt holding company, Wilderness, which in turn owns 100% of the stock of Wellsboro Electric Company, ("Wellsboro"). Wellsboro serves approximately 5,500 customers in Northcentral Pennsylvania. Tri-County surrounds Wellsboro's service territory.
          Claverack's service territory is contiguous to that of Tri-County. It serves approximately 17,000 customers in Northcentral and Northeastern Pennsylvania. Citizens' serves approximately 6,300 customers in Central Pennsylvania in and around the Borough of Lewisburg. It is not contiguous to any other applicant(s)/declarant(s). All of the applicant(s)/ declarant(s) are interconnected through various transmission-owning members of the PJM Control Area. Due to changes in the operating structure of PJM, Wellsboro and Citizens' now can become members of the PJM and intend to do so in the near future.
          Upon consummation of the acquisition, Citizens' and Wellsboro will remain subject to localized management and control. Citizens' will retain its existing management team.
          The applicant(s)/declarant(s) intend to operate the systems as a fulling integrated and coordinated electrical system achieving various economies of scale and efficiencies estimated at $5.8 million over the 1998-2007 time period. The Federal Energy Regulatory Commission has approved a restructured PJM.
<PAGE 3> PJM now operates as a fully coordinated power grid
integrating all transmission-owning members of PJM, including those entities interconnecting with the applicant(s)/declarant(s) which operate public utility systems.
          Applicant(s)/declarant(s) contend that after the acquisition, C&T, Wilderness, Tri-County and Claverack will remain predominantly intrastate (i.e., Pennsylvania) holding companies that will not derive any material part of their income from any out-of-state utility subsidiary and have requested exemption under Section 3(a)(1) from all aspects of the Act except Section 9(a)(2). Further, Tri-County and Claverack have, in the alternative, requested, under Section 3(a)(2), an exemption from all provisions of the Act except 9(a)(2).
          For the Commission, by the Division of Investment Management, under delegated authority. <PAGE 4>